AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2006

Registration No. 333-120412

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

Delaware	4813	58-2342021
(State or Other Jurisdiction of Employer	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization Number)	Classification Code Number)	Identification Number)

420 Lexington Avenue, Suite 1718
New York, New York 10170
(212) 972-2000
(Address and Telephone Number of Principal Executive Offices)

Andrew E. Lewin, Esq.
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, New York 10170
(212) 972-2000
Fax: (212) 972-7884
(Name, Address and Telephone Number of Agent for Service)

Copies of all communications to:

Arthur Marcus, Esq. Gersten Savage, LLP 600 Lexington Avenue New York, New York 10022-6018 212-752-9700 Fax: 212-813-9768	David Alan Miller, Esq. Graubard Miller 600 Third Avenue New York, New York 10016 212-818-8800 Fax: 212-818-8881	Andrew E. Lewin, Esq. Fusion Telecommunications International, Inc. 420 Lexington Avenue, Suite 1718 New York, New York 10170 (585) 972-2000 Fax: (212) 972-7884

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the date on which this Registration Statement becomes effective.

If any securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    | X |

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   |    |

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   |    |

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   |    |

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Offering Price Per Security (2)	Proposed Maximum Offering Price	Amount of Registration Fee
Common Stock $.01 par value
Per share, (the “Common Stock”) (3)	4,140,000	$6.45	$26,703,000	$3,142.94
Redeemable Common Stock
Purchase Warrants (4)	7,281,838	$.05	$364,092	$42.85
Common Stock Issuable Upon Exercise
of Redeemable Warrants (5)	7,281,838	$8.58	$62,478,170	$7353.69
Representative’s Purchase Option	360,000	$.0001	$100	$.01
Common Stock Issuable Upon Exercise
of the Representative’s Purchase Option	360,000	$8.0625	$2,902,500	$341.62
Redeemable Warrants Underlying
Representative’s Purchase Option	360,000	$.0625	$22,500	$2.65
Common Stock Issuable Upon
Exercise of Redeemable Warrants
Underlying the Representative’s
Purchase Option	360,000	$8.58	$3,088,800	$363.55

Total Registration Fee:				$11,247.31
Previously paid Registration Fee:				$11,224.86
Total Due				$22.45	*
*        Previously paid on February 11, 2005

(1)
Pursuant to Rule 416, also being registered are such additional securities as may become issuable pursuant to anti-dilution provision of the Representative’s Warrants, stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fees.
(3)	Includes 540,000 shares of common stock issuable upon exercise of the underwriter’s over allotment option.
(4)	Includes 540,000 Redeemable Warrants issuable upon exercise of the underwriter’s over allotment option.
(5)	Represents shares issuable upon exercise of the Redeemable Warrants
(6)	Represents Redeemable Warrants issuable to investors upon their conversion of series C preferred stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

This Post Effective registration Statement amends our Form S-1 Registration Statement (Registration No. 333-120412) to reflect updated information, including updated financial statements.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
May 2, 2006

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

3,600,000 Shares of Common Stock

and

3,600,000 Redeemable Common Stock Purchase Warrants

On February 11, 2005, we registered our initial public offering of 3,600,000 shares of our common stock and 3,600,000 redeemable common stock purchase warrants. Our offering price per share of our common stock was $6.45 and the offering price per warrant was $.05. Our underwriters exercised an option to purchase an additional 480,000 shares of our common stock and 540,000 purchase warrants to cover over allotments. In addition, this Prospectus relates to 3,141,838 common shares underlying redeemable common stock purchase warrants that were registered on behalf of certain selling securityholders in connection with the IPO.

Each purchase warrant will entitle you to purchase one share of our common stock for $6.45 during the four-year period beginning on the first anniversary of February 11, 2005. The warrant exercise price will increase to $8.58 on the eighteenth month anniversary of February 11, 2005, provided that the registration statement covering the shares of common stock underlying the purchase warrants has been effective for at least sixty (60) days prior to the exercise price reset date.

Prior to February 11, 2005, there had been no public market for our securities. Our common stock and purchase warrants are listed on the American Stock Exchange under the symbols FSN and FSN.WS, respectively.

Investing in our securities involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page 4 to read about risks you should consider carefully before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Initial public offering price	Underwriting discount and commissions	Per Share Proceeds to us	Total Proceeds to Us (1)
Per share of common stock	$6.45	$.41925	$6.03075	$21,710,700
Per purchase warrant	.05	.00325	.04675	168,300

Total	$23,400,000	$1,521,000	$6.0775	$21,879,000

   (1)  Before deduction of our other expenses related to this offering, estimated at $1,010,000.

Our underwriters offered our securities as set forth in the section entitled “Underwriting.” Our underwriters delivered our securities to purchasers on or about February 17, 2005.

The date of this prospectus is May 2, 2006.

Table of Contents

Prospectus Summary	1
Summary Historical Financial Data	4
Risk Factors	4
Special Note Regarding Forward-Looking Statements	11
Use of Proceeds	11
Dividend Policy	12
Capitalization	13
Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Operating Expenses	17
Company Highlights	17
Business	26
History and Corporate Information	26
Services	27
Growth Strategy	28
Marketing	30
Network Strategy	33
Competition	34
Government Regulation	35
Trademarks	36
Employees	37
Properties	38
Legal Proceedings	38
Management	39
Executive Officers and Senior Management	39
Board of Directors	41
Advisory Board	43
Board Committees	44
Executive Compensation	46
Certain Relationships and Related Transactions	49
Principal Stockholders	50
Description of Securities	53
Shares Eligible for Future Sale	56
Underwriting	56
Legal Matters	59
Experts	59
Where You Can Find More Information	59

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and purchase warrants and seeking offers to buy shares of common stock and purchase warrants only in jurisdictions where offers and sales are permitted.

Until March 9, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscription.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us, the securities being sold in this offering, the risk factors and the financial statements and notes thereto appearing elsewhere in this prospectus.

About Us. We seek to become a leading provider of Voice over Internet Protocol (VoIP) to, from, in and between emerging markets in Asia, the Middle East, Africa, Latin America and the Caribbean. We currently market VoIP services to consumers, corporations, government entities, Internet service providers, distribution partners and telecommunications carriers. We target markets that we believe have: (i) barriers to entry, (ii) substantial growth prospects, (iii) an increasing number of corporations operating within them, (iv) high cost of telecommunications services, and (v) a substantial quantity of voice and data traffic between the developed world (e.g., the United States and United Kingdom) and other countries within our target markets. We currently provide services to customers in over 45 countries.

On February 17, 2005, we issued and sold 3,600,000 shares of our common stock and 3,600,000 redeemable common stock purchase warrants at $6.45 per share and $.05 per warrant, respectively, through our underwritten initial public offering (“IPO”). We received net proceeds of approximately $20.4 million after deducting underwriter discounts and commissions and estimated offering expenses. The net proceeds from our IPO are being, or have been, expended for, among other things, repayment of certain indebtedness, marketing and advertising, international deployment, including the purchase of business licenses, network equipment, and securing letters of credit and bonds, and general corporate and working capital purposes. On March 30, 2005 our underwriters, led by Kirlin Securities, Inc. exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2.9 million in net proceeds from the closing on the over-allotment option. Upon the completion of our IPO we repaid approximately $1.5 million in outstanding debt. In addition, $2.5 million of convertible debt was converted into 651,515 shares of Common Stock and 109,962 outstanding shares of our Series C Preferred Stock was automatically converted into 3,141,838 shares of the Company’s common stock and 3,141,838 Redeemable Common Stock Purchase Warrants. During May 2005, we repaid an additional $0.2 million of debt.

Services. Although VoIP is our lead product, we provide a full suite of services, which we believe gives us a competitive advantage over other providers. Our services include:

•
VoIP: Our VoIP carrier and VoIP retail services, combined, have accounted for the majority of our revenues in 2005 and 2004. Our retail VoIP service enables customers, typically for a lower cost than traditional telephony, to place voice calls anywhere in the world using their personal computer, Internet protocol phone or regular telephone when accompanied by a hardware device. VoIP services utilize the Internet as opposed to circuit switching (traditional telephony technology), thereby offering cost savings to customers. These services are primarily offered under our retail brand efonica directly to consumers, corporations, distribution partners, carriers or Internet Service Providers around the world. In select cases, we will also provide co-branded and private label solutions. Our services can be used through the PC, an IP phone or a regular phone when connected to an adapter, and are offered to customers located in Asia, the Middle East, Africa, and Latin America, and we are currently expanding into the Caribbean. In the second quarter of 2006, we expect to roll out a free VoIP service designed to meet the needs of the free service segment of the market, as well as other advanced services.

Additionally, we enter into VoIP interconnect agreements with telecommunications carriers worldwide. These agreements enable us to terminate traffic into a country and in some cases originate traffic from that country through the telecommunications carrier. We use capacity on these networks to carry our own retail traffic in addition to selling capacity to other carriers desiring voice termination to that destination. As we grow, we expect to use an increasing percentage of our capacity for higher margin retail traffic.

•
Internet Access and Managed Private Networks We offer internet access and managed private networks on a limited basis. We look to create partnerships with Internet Service Providers to bundle VoIP with Internet access, as well as offer these services to corporations and carriers. We offer peering with multiple tier-one Internet backbone providers utilizing an intelligent routing capability. This ensures efficiency, speed and reliability. The tier-one providers we utilize own or control a national network that trades traffic with other national providers. This traffic trading is referred to as “peering”. A tier-one provider can carry its own Internet traffic across the country and hand it off at any one of the public or private hand-off locations known as “peering points,” metropolitan access points or national access points. In regions where we do not own network facilities, we utilize other carriers’ facilities.

We offer managed end-to-end networks that typically connect multi-national corporations or government facilities in emerging markets with locations in other countries. We also market this service to software developers, call centers, and telemarketing facilities, all of which rely on high quality, reliable service. In markets where we do not have network facilities deployed, we utilize other carriers’ networks, allowing us to provide an integrated global network that can connect a customer to virtually anywhere in the world. We also offer services on a private label basis as a subcontractor for other communication carriers that are seeking Internet access in, or network connectivity to, countries that they do not otherwise service.

•
Co-location: We offer facility co-location services to other communication service providers, enabling them to co-locate their equipment within our facility, or lease a portion of our equipment. Often, we provide wholesale services to the parties who co-locate with us.

For the year ended December 31, 2005, voice accounted for 96% of our revenues, of which 88% was Voice to Carriers, 8% was VoIP to Consumers and corporations and the remaining 4% was other services.

During the years ended December 31, 2005 and 2004, 89.5% and 93.3%, respectively, of our revenue was derived from customers in the United States and 10.5% and 6.7%, respectively, from international customers. As of December 31, 2005 and 2004, 5.4% and 3.5%, respectively, of our long- lived assets were located out of the United States.

Strategy. Our strategy is to provide a full suite of VoIP services to consumers and corporations in the emerging markets and to the communities of interest around the world. We look to create local partnerships to facilitate distribution of our services within our target countries. We also look to create global partnerships to facilitate global distribution of our services.

The Offering

Securities Offered
3,600,000 shares of our common stock and 3,600,000 purchase warrants. Each purchase warrant will entitle you to purchase one share of our common stock for $6.45 during the four-year period beginning on February 11, 2005. The warrant exercise price will increase to $8.58 on the eighteen month anniversary date of issuance provided that the registration statement covering the shares of common stock underlying the purchase warrants has been effective for at least sixty (60) days prior to the exercise price reset date. We may redeem the purchase warrants, at any time after they become exercisable, for $.01 per purchase warrant, on not less than thirty (30) days’ prior written notice if the last sale price of our common stock has been at least 200% of the then-current exercise price of the purchase warrants (initially $12.90) for the twenty (20) consecutive trading days ending on the third day prior to the date on which notice is given.

Common Stock outstanding	26,919,211 shares (1)

Purchase warrants outstanding	7,281,838 purchase warrants

Use of proceeds
At an initial offering price of $6.45 per share of common stock and $.05 per warrant we received approximately $23,300,000 in net proceeds, which includes the net proceeds from the exercise of the overallotment option, after deducting commissions and offering expenses. We intend to use approximately $8,500,000 of the net proceeds of the offering for working capital and general corporate purposes; $5,000,000 for payment of debt, capital leases and related interest; $900,000 towards the acquisition of the minority interest in our Efonica joint venture; $6,400,000 to fund the purchase of equipment for expanded capacity, international deployment, expanded service offerings, and consumer hardware; $1,500,000 for marketing and advertising; and $1,000,000 for international expansion including the purchase of business licenses, other assets and securing letters of credit and bonds, all as more particularly described herein.

(1) On February 11, 2006, the 15,739,963 shares of Class A Common Stock outstanding were automatically converted into shares of common Stock.

American Stock Exchange Symbols	Common Stock: FSN
Purchase Warrants: FSN.WS

Corporate information
Fusion was incorporated in Delaware in September 1997. Our principal executive offices are located at 420 Lexington Avenue, Suite 1718, New York, NY 10170. The main telephone number is (212) 972-2000. Our web site is www.fusiontel.com. The information contained in our web site is not part of this prospectus.

Certain terms used in this Prospectus
In this prospectus “common stock” refers to our common stock, par value $.01 per share and “purchase warrants” refers to the redeemable common stock purchase warrants being sold in this offering. We refer sometimes to our common stock and purchase warrants as our “securities.”

Except as set forth in the financial statements or as otherwise specifically stated, all information in this prospectus assumes:

•	no exercise of the 3,600,000 purchase warrants offered by us in the offering;

•	no exercise of the representative’s purchase option to purchase up to 360,000 shares of our common stock and 360,000 purchase warrants;

•	no exercise of 3,141,838 warrants issued to investors in our offering of series C preferred stock to purchase an equal number of shares of our common stock;

•	no exercise of 166,311 warrants to purchase 166,311 shares of our common stock; and

•	no exercise of 2,680,857 stock options outstanding to purchase 2,680,857 shares of our common stock.

SUMMARY HISTORICAL FINANCIAL DATA

The following financial information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto contained elsewhere in this prospectus:

	Years Ended December 31,
	2005 (1)	2004 (1)	2003

Revenues	$49,364,542	$49,557,973	$32,018,471
Operating expenses:
Cost of revenues	45,048,917	42,927,994	27,855,508
Depreciation and amortization	1,510,172	1,804,184	1,981,805
Loss on impairment	—	—	375,000
Selling, general and administrative expenses	11,939,001	9,804,405	8,575,807
Total operating expenses	58,498,090	54,536,583	38,788,120
Operating loss	(9,133,548)	(4,978,610)	(6,769,649)

Other income (expense):
Interest income (expense), net	39,360	(2,228,060)	(846,896)
Gain (loss) on settlements of debt	(75,927)	2,174,530	3,918,295
Loss from investment in Estel	(541,876)	(519,728)	(746,792)
Other	(195,346)	(15,965)	(97,766)
Minority interests	175,353	(7,654)	157,617
Total other income (expense)	(598,436)	(596,877)	2,384,458
Loss from continuing operations	(9,731,984)	(5,575,487)	(4,385,191)
Gain from discontinued operations	336,910	545,215	208,620
Net loss	$(9,395,074)	$(5,030,272)	$(4,176,571)

(1)	We adopted the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 required us to classify as a long-term liability our series C preferred stock and classify dividends and accretion from the series C preferred stock as interest expense. For the years ended December 31, 2005 and 2004, interest expense includes $287,115 and $1,700,137 related to dividends and accretion on the series C preferred shares subject to mandatory redemption.

Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before you decide to invest in our securities. If any of the following events actually occur, our business could be seriously harmed. In such case, the value of your investment may decline and you may lose all or part of your investment. You should not invest in our securities unless you can afford the loss of your entire investment.

Risks Related to Business

We have a history of operating losses and, prior to our IPO, a working capital deficit and stockholders’ deficit. There can be no assurance that we will ever achieve profitability or have sufficient funds to execute our business strategy.

There can be no assurance that any of our business strategies will be successful or that we will ever achieve profitability. At December 31, 2005, we had working capital of approximately $6.8 million and stockholders’ equity of approximately $17.7 million as a result of our February 2005 IPO. We have continued to sustain losses from operations and for the years ended December 31, 2005, 2004 and 2003, we have incurred a net loss applicable to common stockholders of approximately $9.4 million, $5.4 million, and $4.8 million, respectively. In addition, we have not generated positive cash flow from operations for the years ended December 31, 2005, 2004 and 2003. We may not be able to generate future profits and may not be able to support our operations, or otherwise establish a return on invested capital. In addition, we may not have sufficient funds to execute our business strategy, requiring us to raise funds from capital markets, consequently, diluting our common stock.

If we are unable to manage our growth or implement our expansion strategy, we may increase our costs without maximizing our revenues.

We may not be able to expand our product offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources and may increase our costs. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, we may not be able to maximize revenues or profitability.

The success of our planned expansion is dependent upon market developments and traffic patterns, which will lead us to make expenditures that may not result in increased revenues.

Our purchase of network equipment and software will be based in part on our expectations concerning future revenue growth and market developments. As we expand our network, we will be required to make significant capital expenditures, including the purchase of additional network equipment and software, and to add additional employees. To a lesser extent our fixed costs will also increase from the ownership and maintenance of a greater amount of network equipment including our Softswitch, gateways, routers, satellite equipment, and other related systems. If our traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of our network, our costs as a percentage of revenues would increase significantly.

We may be unable to adapt to rapid technology trends and evolving industry standards, which could lead to our products becoming obsolete.

The communications industry is subject to rapid and significant changes due to technology innovation, evolving industry standards, and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of technical or product obsolescence. We will need to use technologies effectively, continue to develop our technical expertise and enhance our existing products and services in a timely manner to compete successfully in this industry. We may not be successful in using new technologies effectively, developing new products or enhancing existing products and services in a timely manner, or ensuring that any new technologies or enhancements used by us or offered to our customers will achieve market acceptance.

We are pursuing new lines of business, and introducing new services. In some cases, the technology for these services and/or the market for those services are untested. Thus, there can be no assurance of our ability to introduce these services on a timely basis or our ability to derive significant revenues from them.

Our ability to deploy new products and services may be hampered by technical and operational issues which could delay our ability to derive profitable revenue from these service offerings. In addition, certain service offerings such as those derived from our Directed SIP Peer-to-Peer Technology are relatively new in our industry, and the market potential is generally untested. Additionally, our ability to market these services may prove more difficult than anticipated, including factors such as our ability to competitively price such services. To date, we have not introduced these new services, and there can be no assurance that we will be able to do so, or that we will be able to derive significant revenue from these services.

Our new services are dependent upon multiple service platforms, network elements, and back-office systems, as well as the successful integration of these items. There can be no assurance of the success of this development and integration.

We have completed the infrastructure build out of the major network elements and are currently finalizing the development, integration and testing of our new services. We cannot ensure that these systems will be completed at all, or that, once completed, they will perform as expected. The failure to complete our infrastructure by the end of the second quarter of 2006 on schedule would impact our ability to market our service offerings. Our ability to effectuate our business plan is dependent on the successful rollout of this infrastructure.

We are also developing and deploying back-office systems and services platforms that will enable us to offer our customers a wide-array of services and features including subscription-based calling plans, free on-net calling via our Directed SIP Peer-to-Peer Technology, feature packages, conferencing, and unified messaging. There can be no assurance that this development of an extensive scalable back office will be completed on time or produce the desire results.

There can be no assurance that the planned migration of existing VoIP service customers onto our new infrastructure will be successful.

We will be moving existing VoIP service customers onto our new infrastructure, instead of continuing to use our existing outsourced service providers for such customers. We cannot ensure that we will be successful in moving these customers to the new infrastructure. The failure to successfully transition these customers onto our new infrastructure could result in the loss of those existing customers and negatively impact our ability to acquire new customers.

If our information and processing systems for billing and client service are not properly implemented, it could harm our ability to bill and provide services effectively.

Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill clients, provision client orders, and achieve operating efficiencies. Our plans for the development and implementation of these systems rely, for the most part, on having the capital to purchase and maintain required software, choosing products and services offered by third party vendors, and integrating such products and services with existing systems. We also may require customized systems in order to meet our requirements, which may delay implementation and increase expenses. These systems must also integrate with our network infrastructure. In the event that these systems do not integrate with our network infrastructure, our ability to manage our operational or financial systems will be inhibited. We cannot ensure that they will be implemented at all, or that, once implemented, they will perform as expected. Furthermore, our right to use some of these systems is dependent upon license agreements with third party vendors.

These third-party vendors may cancel or refuse to renew some of these agreements, and the cancellation or non-renewal of these agreements may harm our ability to bill and provide services efficiently.

Some of our new services depend on proprietary technology. There can be no assurance that others will not develop similar or competing technology, or that we will be successful in establishing intellectual property rights.

We purchased a software application and other intellectual property rights relating to a VoIP software solution that will allow Directed Peer-to-Peer Internet phone connections between Session Initiated Protocol (SIP)-enabled devices without the need to route the calls through a network of third-party computers, as typically occurs in a peer-to-peer environment. There can be no assurance that others will not develop similar or competing technology. While we are taking steps to establish intellectual property rights, there can be no assurance that our efforts to establish such rights will be successful. In addition, there can be no assurance that these intellectual property rights will not be subject to challenge, or if challenged, that we will be successful in maintaining them.

If we do not operate our new Softswitch technology effectively, many of the potential benefits of the new technology may not be realized.

We have made a fundamental change in our business operations by migrating to new Softswitch technology. There are inherent risks associated with using such a relatively new technology. We may be required to spend additional time or money on integration of this technology, which could otherwise be spent on developing our services. We have experienced problems in the operation of our Softswitch. If we do not operate the technology effectively or if our technical staff and we spend too much time on operational issues, it could result in increased costs without the corresponding benefits.

Breaches in our network security systems may hurt our ability to deliver services and our reputation, and result in liability.

We could lose clients and expose ourselves to liability if there are any breaches to our network security systems, which could jeopardize the security of confidential information stored in our computer systems. In the last four years we experienced two known breaches of network security, which resulted in a temporary failure of network operations. Any network failure could harm our ability to deliver certain services, our reputation and subject us to liability.

Our growth is dependent upon our ability to build new distribution relationships, and to bring on new customers, of which there can be no assurance.

Our ability to grow through quick and cost effective deployment of our VoIP services is dependent upon our ability to identify and contract with local entities that will assist in the distribution of our products. This will include local sales agents that sell our retail, efonica-branded services, resellers that private label and sell our wholesale VoIP services, and referral entities such as web portals that refer potential customers to us. If we are unable to identify or contract for such distribution relationships, we may not generate the customers or revenues currently envisioned.

Our entry into new markets will rely upon our ability to obtain licenses to operate in those countries, and our ability to establish good working relationships with postal telephone and telegraph companies in order to interconnect to the telephone networks. There can be no assurance of our ability to accomplish either.

The rapid growth of our network and the growth of our international distribution capabilities are dependent upon our ability to apply for and receive licenses to operate in the foreign markets we intend to enter. They are also dependent upon our ability to establish positive working relationships with foreign postal telephone and telegraph companies, and other licensed carriers, and to negotiate and execute the agreements necessary for us to interconnect with their local networks. While we will diligently pursue these relationships, we might not be able to obtain the necessary licenses and interconnections within the time frame envisioned or not at all

The communications services industry is highly competitive and we may be unable to compete effectively.

The communications industry, including Internet and data services, is highly competitive, rapidly evolving, and subject to constant technological change and intense marketing by providers with similar products and services. We expect that new competitors, as well as gray market operators (operators who arrange call termination in a manner that bypasses the postal telephone and telegraph company, resulting in high margins for the gray market operator and substantially lower revenues for the postal telephone and telegraph company), are likely to join existing competitors in the communications industry, including the market for VoIP, Internet and data services. Many of our current competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience than we do. In the event that such a competitor expends significant sales and marketing resources in one or several markets we may not be able to compete successfully in such markets. We believe that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect our gross margins if we are not able to reduce our costs commensurate with such price reductions. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide the same or similar services offered or proposed to be offered by us. If our competitors were to provide better and more cost effective services than ours, we may not be able to increase our revenues or capture any significant market share.

Industry consolidation could make it more difficult for us to compete.

Companies offering Internet, data and communications services are, in some circumstances, consolidating. We may not be able to compete successfully with businesses that have combined, or will combine, to produce companies with substantially greater financial, sales and marketing resources, larger client bases, extended networks and infrastructures and more established relationships with vendors, distributors and partners than we have. With these heightened competitive pressures, there is a risk that our revenues may not grow as expected and the value of our common stock could decline.

Our ability to provide services is often dependent on our suppliers and other service providers who may not prove to be effective.

A majority of the voice calls made by our clients are connected through other communication carriers, which provide us with transmission capacity through a variety of arrangements. Our ability to terminate voice traffic in our targeted markets is an essential component of our ongoing operations. If we do not secure or maintain operating and termination arrangements, our ability to increase services to our existing markets, and gain entry into new markets, will be limited. Therefore, our ability to maintain and expand our business is dependent, in part, upon our ability to maintain satisfactory relationships with incumbent and other licensed carriers, Internet service providers, international exchange carriers, satellite providers, fiber optic cable providers and other service providers, many of which are our competitors, and upon our ability to obtain their services on a cost effective basis, as well as the ability of such carriers to carry the traffic we route to their networks or provide network capacity. If a carrier does not carry traffic routed to it, or provide required capacity, we may be forced to route our traffic to, or buy capacity from, a different carrier on less advantageous terms, which could reduce our profit margins or degrade our network service quality. In the event network service is degraded it may result in a loss of customers. To the extent that any of these carriers raise their rates, change their pricing structure, or reduce the amount of capacity they will make available to us, our revenues and profitability may be adversely affected.

We rely on third party equipment suppliers who may not be able to provide us the equipment necessary to deliver the services that we seek to provide.

We are dependent on third party equipment suppliers for equipment software and hardware components, including Cisco, Nuera, Juniper Networks, Nextone and Veraz. If these suppliers fail to continue product development and research and development or fail to deliver quality products or support services on a timely basis, or we are unable to develop alternative sources, if and as required, it could result in our inability to deliver the services that we currently and intend to provide.

We rely on the cooperation of postal telephone and telegraph companies who may hinder our operations in certain markets.

In some cases we will require the cooperation of the postal telephone and telegraph company or another carrier in order to provide services under a license or partnership agreement. In the event the postal telephone and telegraph company or another carrier does not cooperate, our service rollout may be delayed, or the services we offer could be negatively affected. If we acquire a license for a market and the postal telephone and telegraph company or incumbent carrier desires to negatively affect our business in the area, they may be in a position to significantly delay our ability to provide services in that market and ultimately make it not worth pursuing.

If we are unable to develop and maintain successful relationships with our joint venture partners, we could fail in an important market.

We are engaged in certain joint ventures where we share control or management with a joint venture partner. If we are unable to maintain a successful relationship with a joint venture partner, the joint venture’s ability to move quickly and respond to changes in market conditions or respond to financial issues, can erode and reduce the potential for value creation and return on investment. For example, our joint venture partner in India has been unable to pay us in a timely manner for services rendered. Further, the joint ventures may also restrict or delay our ability to make important financial decisions, such as repatriating cash to us from such joint ventures. This uncertainty with our joint ventures could result in a failure in an important market.

Service interruptions could result in a loss of revenues and harm our reputation.

Portions of our network may be shut down from time to time as a result of disputes with postal telephone and telegraph companies, vendors, carriers or general service providers due to billing disputes, late payments, or other issues. Any future network shut downs can have a significant negative impact on revenue and cash flows, as well as hurting our reputation. In addition, there is no assurance that we will be able to quickly resolve disputes, if ever, which could result in a permanent loss of revenues.

Because we do business on an international level we are subject to an increased risk of tariffs, sanctions and other uncertainties that may hurt our revenues.

There are certain risks inherent in doing business internationally, especially in emerging markets, such as unexpected changes in regulatory requirements, the imposition of tariffs or sanctions, licenses, customs, duties, other trade barriers, political risks, currency devaluations, high inflation, corporate law requirements, and even civil unrest. Many of the economies of these emerging markets are weak and volatile. We may not be able to mitigate the effect of inflation on our operations in these countries by price increases, even over the long-term. Further, expropriation of private businesses in such jurisdictions remains a possibility, whether by outright seizure by a foreign government or by confiscatory tax or other policies. Deregulation of the communications markets in developing countries may not continue. Incumbent providers, trade unions and others may resist legislation directed toward deregulation and may resist allowing us to interconnect to their network switches. The legal systems in emerging markets frequently have insufficient experience with commercial transactions between private parties. Consequently, we may not be able to protect or enforce our rights in any emerging market countries. Governments and regulations may change resulting in availability of licenses and/or cancellations or suspensions of operating licenses, confiscation of equipment and/or rate increases. The instability of the laws and regulations applicable to our businesses and their interpretation and enforcement in these markets could materially and adversely affect our business, financial condition, or results of operations.

Regulatory treatment of VoIP outside the United States varies from country to country. Some countries including the U.S. are considering subjecting VoIP services to the regulations applied to traditional telephone companies and they may assert that we are required to register as a telecommunications carrier in that country or impose other regulations. In such cases, our failure to register could subject us to fines, penalties, or forfeiture. Regulatory developments such as these could have a material adverse effect on our international operations.

The success of our business depends on the acceptance of the Internet in emerging markets that may be slowed by limited bandwidth, high bandwidth costs, and other technical obstacles.

The ratio of telephone lines per population, or teledensity, in most emerging countries is low when compared to developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in these regions, especially when compared to bandwidth costs in the United States. Prices for bandwidth capacity are generally set by the government or incumbent telephone company and remain high due to capacity constraints among other things. While this trend tends to diminish as competitors roll out new bypass services, these rollouts may be slow to occur. Further, constraints in network architecture limit Internet connection speeds on conventional dial-up telephone lines, and are significantly less than the up to 1.5 megabits per second connection speed on direct satellite link or digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in emerging countries and can be an obstacle to us entering emerging markets.

Additional taxation and the regulation of the communications industry may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

We could have to pay additional taxes because our operations are subject to various taxes. We structure our operations based on assumptions about various tax laws, U.S. and international tax treaty developments, international currency exchange, capital repatriation laws, and other relevant laws by a variety of non-U.S. jurisdictions. Taxation or other authorities might not reach the same conclusions we reach. We could suffer adverse tax and other financial consequences if our assumptions about these matters are incorrect or the relevant laws are changed or modified.

We are subject to varying degrees of international, federal, state, and local regulation. Significant regulations imposed at each of these levels govern the provision of some or all of our services and affect our business. We cannot assure you that our joint venture partners, or we have, or, will receive the international, United States Federal Communications Commission (“FCC”), or state regulatory approvals they or we require. Nor can we provide you with any assurance that international, FCC or state regulatory authorities will not raise material issues with respect to our compliance with applicable regulations or that the cost of our compliance will not have a materially adverse effect on our revenues and profitability.

The U.S. Federal Government and state authorities have the power to revoke our regulatory approval to operate internationally, interstate, or intrastate, or to impose financial penalties if we fail to pay, or are delinquent in paying, telecommunications taxes or regulatory fees or fail to file necessary tariffs or mandatory reports. We are currently, and have been, delinquent in such financial obligations and required filings in the past. Furthermore, delays in receiving required regulatory approvals or the enactment of new and adverse legislation, regulations or regulatory requirements could also have a materially adverse affect on our condition. In addition, future legislative, judicial and regulatory agency actions could alter competitive conditions in the markets in which we intend to operate, to our detriment.

In addition to new regulations being adopted, existing laws may be applied to the Internet, which could hamper our growth.

New and existing laws may cover issues that include: sales and other taxes; user privacy; pricing controls; characteristics and quality of products and services; consumer protection; cross-border commerce; copyright, trademark and patent infringement; and other claims based on the nature and content of Internet materials. This could delay growth in demand for our products and services and limit the growth of our revenue.

Risks related to the offering

The offering price of our securities was arbitrarily determined, and as a result the stock price may decline after the offering.

The offering price of our securities was arbitrarily determined by negotiation between us and our underwriters and may not bear a direct relationship to our assets, revenues, book value, results of operations or any other objective standard. Accordingly, our stock price may suffer a decline in value.

A significant portion of the proceeds of this offering was used for the repayment of debt to certain of our officers and directors and will not be used to fund our operations.

Upon receipt of the proceeds from the IPO, we used approximately $2,100,000, to repay certain indebtedness. This amount included (i) approximately $1,065,000, including accrued interest of approximately $330,000 owed to Marvin Rosen, (ii) approximately $806,000, including accrued interest of approximately $157,000 owed to Philip Turits and members of his family; and (iii) approximately $168,000, including accrued interest of approximately $66,000 owed to Evelyn Langlieb Greer. The use of a significant portion (10%) of the net proceeds from this offering to repay this indebtedness instead of funding our operations could have an adverse effect on our ability to grow our business.

We have broad discretion as to the use of the net proceeds from this offering and we may use the proceeds of this offering in a manner that you may not approve.

We have broad discretion as to the use of the net proceeds we will receive from the offering. We cannot assure you that we will apply these funds effectively or in a manner that you would approve. If we do not utilize the net proceeds of the offering effectively, our business and prospects may be seriously harmed and the value of our securities may decrease.

Our principal stockholders will continue to hold a substantial portion of our stock after the offering, which means that they will have significant voting control.

As of March 31, 2006, our executive officers and directors collectively will control approximately 33.7% of our outstanding common stock and, therefore are able to significantly influence the vote on matters requiring stockholder approval, including the election of directors. This control means that purchasers of our securities being sold in the offering will not be able to effectively influence the manner in which we are governed.

There may be substantial sales of our common stock by the selling stockholder and upon the exercise of warrants, which could cause the price of our stock to fall.

After the offering, 26,919,211 shares of our common stock will be outstanding stock. All of the 4,080,000 shares of our common stock sold in the offering (includes the overallotment) and the 150,000 shares registered on behalf of Karamco, Inc. are freely tradable, except for shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. We registered 150,000 shares of our common stock on behalf of Karamco during June 2005, which shares upon registration were freely tradable. In addition, we currently have an aggregate of 7,448,148 warrants, which are exercisable into common stock. Sales of a substantial number of shares of our common stock at prices that may be less than the initial public offering price could cause the price of our securities to fall.

Our stock price may be volatile because of factors beyond our control. As a result, you may lose all or a part of your investment.

Our securities were not previously publicly traded prior to our IPO. Following the offering, the market price of our securities may decline substantially. In addition, the market price of our securities may fluctuate significantly in response to a number of factors, many of which are beyond our control, including, but not limited to, the following:

•	our ability to obtain securities analyst coverage;

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•
changes in market valuations of companies similar to us; and announcements by us or our competitors of significant contracts, new offerings, acquisitions, commercial relationships, joint ventures or capital commitments; and

•	the failure to meet analysts’ expectations regarding financial performances.

Furthermore, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could harm our business.

If you do not exercise your purchase warrants 18 months after February 11, 2005, it will cost you more to exercise.

The purchase warrants contain a feature that provides for an increase in the exercise price 18 months after February 11, 2005. During the first 18 months, the purchase warrants are exercisable at $6.45 per share. Thereafter, the exercise price will increase to $8.58 per share. In order to exercise the warrants, we must have an effective registration statement. In the event that a holder of the purchase warrants does not exercise during the first 18 months, the holder will have to pay a higher price to exercise. In addition, the existence of the 18 month reset provision may adversely affect the market price of the purchase warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	general economic and business conditions;
•	our business strategy for expanding our presence in our industry;
•	anticipated trends in our financial condition and results of operations;
•	the impact of competition and technological change;
•	existing and future regulations effecting our business; and
•	other risk factors set forth under “Risk Factors” in this prospectus.

You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “pro forma,” “anticipates,” “estimates,” “continues,” or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussions and Analysis of Financial Condition and Results of Operations,” and “Business,” as well as under other captions elsewhere in this prospectus. These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect.

Although we believe that the assumptions and estimates reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We received net proceeds of approximately $23,300,000 from the sale of the 4,080,000 shares of common stock and 4,140,000 purchase warrants offered by us, at an initial public offering price of $6.45 per share and $.05 per warrant, after deducting approximately $1,749,000 for underwriting discounts and commissions and estimated expenses of approximately $1,010,000. The net proceeds above include the underwriter’s exercise of the overallotment option.

The following table describes the expected allocation of the net proceeds of the offering:

	Application of Net Proceeds	Percentage of Net Proceeds
To fund the purchase of equipment for expanded capacity, international deployment, expanded service offerings, and consumer hardware (1)	$6,400,000	28%
Payment of debt, capital leases and related interest (2) (3)	5,000,000	22%
Payment for the acquisition of the minority interest in Efonica joint venture (4)	900,000	4%
International expansion including the purchase of business licenses, other assets and securing letters of credit and bonds.	1,000,000	4%
Marketing and advertising	1,500,000	6%
Working capital and general corporate purposes (5)	8,500,000	36%
Total	$23,300,000	100%

(1)	Through December 31, 2005, approximately $1.9 million was spent.
(2)
Of such amount, (i) approximately $1,065,000, including accrued interest of approximately $330,000, was paid to Marvin Rosen to repay demand notes that bore interest at 4.75% per annum (except for one note for $125,000 which bore interest at 9.25%), (ii) approximately $806,000, including accrued interest of approximately $157,000, was paid to Philip Turits and members of his family to repay demand notes. Philip and Lisa Turits’ notes bore interest at 4.75% per annum, except for one note for $125,000 which bore interest at 9.25%, and Michael Turits’ note bore interest at 12.00% per annum, and (iii) approximately $168,000, including accrued interest of approximately $66,000, was paid to Evelyn Langlieb Greer for a note that bore interest at 15% per annum. The proceeds of these loans were utilized for international deployment, working capital and the purchase of equipment.

(3)	In total, approximately $3.1 million was spent as of December 31, 2005.
(4)	This was paid during 2005.
(5)	Through December 31, 2005, approximately $1.8 million was spent to fund operations.

The net proceeds of the offering have been and will continue to be used for working capital and general corporate purposes, international deployment, and to fund the purchase of equipment for expanded capacity, service offerings, and consumer hardware. We may seek additional financing through the sale of debt or equity securities, although we have no commitments to do so. Our management will have broad discretion in the use of the net proceeds of the offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of the offering.

Until we use the net proceeds as discussed above, we may invest the net proceeds from the offering in short term direct obligations of the United States or Federal agencies, in each case with maturities of less than one year, short term certificates of deposit or other time deposits with banks or corporate bonds.

DIVIDEND POLICY

During 2004, we paid dividends to the holders of our series A convertible preferred stock and series B convertible redeemable preferred stock in the form of common stock at the rate of $2.98 per share times the aggregate dividends due to these stockholders. In 2004, we issued 315,683 shares of common stock associated with these dividends.

The series C preferred stock is entitled to receive cumulative pro rata dividends at the rate of 8% per annum of the stated value of $90 per share. The dividends are payable in cash, annually, commencing on December 19, 2004. This dividend payment of approximately $665,000 was paid on January 18, 2005.

We do not anticipate paying any cash dividends on either of our classes of common stock in the foreseeable future but plan to retain future earnings, if any, to be used in implementing our business plan.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2005:

Actual
Cash and cash equivalents	$14,790,504

Long-term debt, including current portion:
Notes payable	150,000
Capital leases	1,427,615
Stockholders’ equity:
Common stock, $0.01 par value: 105,000,000 shares authorized, 11,114,962 issued and 10,439,381 shares outstanding	104,394
Common stock, Class A, $.01 par value, 21,000,000 shares authorized, 15,739,963 shares issued and outstanding	157,400
Capital in excess of par value	105,447,041
Accumulated deficit	(87,987,194)
Total stockholders’ equity	17,721,641
Total capitalization	$19,299,256

The table above excludes the following: 2,042,799 shares of common stock issuable upon the exercise of options outstanding at December 31, 2005, at a weighted average exercise price of $4.50 per share; and 180,597 shares of common stock issuable upon the exercise of warrants outstanding at December 31, 2005, at a weighted average exercise price of $3.00 per share.

Selected Financial Data

The following table sets forth selected historical financial data as of and for each of the periods ended December 31, 2005, 2004, 2003, 2002, and 2001. The selected financial data below are derived from the audited financial statements of Fusion Telecommunications International, Inc. and subsidiaries, which have been audited by Rothstein, Kass & Company, PC, Independent Registered Public Accounting Firm. The consolidated financial statements, and the report thereon, as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, are included elsewhere in this prospectus. The following financial information should be read in conjunction with “Management’s Discussion and Analysis and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Years Ended December 31,
	2005	2004	2003	2002	2001

Revenues	$49,364,542	$49,557,973	$32,018,471	$25,537,163	$28,142,302
Operating expenses:
Cost of revenues	45,048,917	42,927,994	27,855,508	23,638,447	23,139,984
Depreciation and amortization	1,510,172	1,804,184	1,981,805	2,361,495	1,948,823
Loss on impairment	—	—	375,000	467,765	2,825,149
Selling, general and administrative expenses	11,939,001	9,804,405	8,575,807	9,626,160	10,085,468
Total Operating Expenses	58,498,090	54,536,583	38,788,120	36,093,867	37,999,424
Operating loss	(9,133,548)	(4,978,610)	(6,769,649)	(10,556,704)	(9,857,122)
Other income (expense):
Interest income (expense), net	39,360	(2,228,060)	(846,896)	(1,058,345)	(543,754)
Gain (loss) on settlements of debt	(75,927)	2,174,530	3,918,295	1,812,092	—
Gain (loss) from investment in Estel	(541,876)	(519,728)	(746,792)	326,367	(1,711,352)
Other	(195,346)	(15,965)	(97,766)	98,626	—
Minority interests	175,353	(7,654)	157,617	19,440	—
Total other income (expense)	(598,436)	(596,877)	2,384,458	1,198,180	(2,255,106)
Loss from continuing operations	(9,731,984)	(5,575,487)	(4,385,191)	(9,358,524)	(12,112,288)
Discontinued operations:
Income (loss) from discontinued operations	336,910	545,215	208,620	—	(7,029,511)
Net loss	$(9,395,074)	$(5,030,272)	$(4,176,571)	$(9,358,524)	$(19,141,739)
Losses applicable to common stockholders:
Loss from continuing operations	$(9,731,984)	$(5,575,487)	$(4,385,191)	$(9,358,524)	$(12,112,228)
Preferred stock dividends	—	(385,918)	(635,254)	(642,552)	—
Net loss applicable to common stockholders from continuing operations:	(9,731,984)	(5,961,405)	(5,020,445)	(10,001,076)	(12,112,228)
Income (loss) from discontinued operations	336,910	545,215	208,620	—	(7,029,511)
Net loss applicable to common stockholders	$(9,395,074)	$(5,416,190)	$(4,811,825)	$(10,001,076)	$(19,141,739)
Basic and diluted net loss per common share:
Loss from continuing operations	$(0.39)	$(0.35)	$(0.37)	$(1.01)	$(1.30)
Income (loss) from discontinued operations	0.01	0.03	0.02	—	(0.76)
Net loss applicable to common stockholders	$(0.38)	$(0.32)	$(0.35)	$(1.01)	$(2.06)
Weighted average shares outstanding
Basic and diluted	24,965,080	16,707,114	13,616,803	9,885,901	9,305,857

	Years Ended December 31,
	2005	2004	2003	2002	2001

Operating data:
Capital expenditures	$(1,877,252)	$(627,219)	$(582,149)	$(427,057)	$(346,452)

Summary Cash Flow Data:
Net cash used in operating activities	$(7,980,651)	$(4,874,834)	$(4,884,543)	$(4,265,500)	$(9,424,534)
Net cash used in investing activities	(2,396,445)	(250,460)	(744,071)	(983,453)	(830,843)
Net cash provided by financing activities	20,798,874	6,288,375	8,097,832	5,985,380	10,084,405

Balance Sheet Data (at period end):
Cash	$14,790,504	$4,368,726	$3,205,645	$736,427	$—
Restricted cash	218,176	380,276	736,626	1,051,182	784,000
Property and equipment	12,459,595	11,022,330	10,078,806	10,623,109	11,715,389
Property and equipment, net	4,516,271	3,271,474	3,743,293	5,649,787	8,281,089
Total assets	34,385,779	13,662,117	11,681,625	10,992,016	12,624,810
Total debt	1,577,615	5,687,631	4,644,904	9,151,925	11,729,653
Redeemable preferred stock	—	9,716,026	3,466,538	—	—
Total stockholders’ equity (deficit)	17,721,641	(13,290,029)	(9,866,927)	(14,867,407)	(11,581,006)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Overview

We are an international communications carrier delivering VoIP, private networks, Internet access, and other advanced services to, from, in and between emerging markets in Asia, the Middle East, Africa, Latin America, and the Caribbean. Our corporate strategy focuses our resources on customizing VoIP services to meet the demands of international communities of interest in the emerging markets and around the world. We seek to gain early entry in high growth emerging markets, often in partnership with local organizations that have strong distribution channels, regulatory experience, market intelligence, the ability to deliver local loops and the capability of providing customer service support. This approach enables us to introduce our Internet protocol communications services in these markets, thereby benefiting from the time-to-market advantages, expanded geographic reach and reduced capital requirements that local partnerships afford. Additionally, we have worked over the last 12 months to build a carrier grade retail infrastructure to expand our VoIP service and feature options and to better support the growth of our VoIP services to consumers and corporations.

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2005	2004	2003

Revenues	$49,364,542	$49,557,973	$32,018,471
Operating expenses:
Cost of revenues	45,048,917	42,927,994	27,855,508
Depreciation and amortization	1,510,172	1,804,184	1,981,805
Loss on impairment	—	—	375,000
Selling, general and administrative	11,939,001	9,804,405	8,575,807
Operating loss	(9,133,548)	(4,978,610)	(6,769,649)

Other income (expense):
Interest income (expense), net	39,360	(2,228,060)	(846,896)
Gain (loss) on settlements of debt	(75,927)	2,174,530	3,918,295
Loss from investment in Estel	(541,876)	(519,728)	(746,792)
Other	(195,346)	(15,965)	(97,766)
Minority interests	175,353	(7,654)	157,617
Total other income (expense)	(598,436)	(596,877)	2,384,458
Loss from continuing operations	(9,731,984)	(5,575,487)	(4,385,191)
Gain from discontinued operations	336,910	545,215	208,620
Net loss	$(9,395,074)	$(5,030,272)	$(4,176,571)

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

	Years Ended December 31,
	2005	2004	2003

Revenues	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenues	91.3%	86.6%	87.0%
Depreciation and amortization	3.1%	3.6%	6.2%
Loss on impairment	0.0%	0.0%	1.2%
Selling, general and administrative	24.2%	19.8%	26.8%
Operating loss	(18.6)%	(10.0)%	(21.1)%

Other income (expense):
Interest expense, net	0.1%	(4.5)%	(2.6)%
Gain (loss) on settlement of debt	(0.2)%	4.4%	12.2%
Loss on equity investment	(1.1)%	(1.0)%	(2.3)%
Other	(0.4)%	0.0%	(0.3)%
Minority interests	0.4%	0.0%	0.5%
Total other income (expense)	(1.2)%	(1.2)%	7.4%
Loss from continuing operations	(19.8)%	(11.3)%	(13.7)%
Gain from discontinued operations	0.7%	1.1%	0.7%
Net loss	(19.1)%	(10.2)%	(13.0)%

Revenues

Historically, we have generated the majority of our revenues from voice traffic sold to other carriers, with a primary focus in the last several years on VoIP terminations to the emerging markets. We focus on growing our existing customer base, which is primarily U.S. based, as well as the addition of new customers, and the establishment of direct VoIP terminating arrangements with telecommunication carriers in emerging markets and around the world. Although we believe that this business continues to be of value to our strategy, ongoing competitive and pricing pressures have caused us to increase our focus on higher margin, value-added services (primarily VoIP to consumers and businesses), and market them to, or in conjunction with, distribution partners on a direct, co-branded or private label basis.

In an effort to further increase margins, expand our retail customer base, and develop more stable revenue streams, we have begun to focus significant effort and resources to build our VoIP business to consumers and corporations. While this does not yet represent a significant portion of our revenue base, we expect to continue to increase our emphasis in this area. We believe that this will complement our carrier business with a higher margin and more stable customer base.

In 2002, we established Efonica F-Z, LLC, as a retail services company marketing VoIP products to consumer and corporate customers in emerging markets. Beginning in the Middle East, Asia and Africa, then extending into Latin America, Efonica’s services are primarily sold through distribution channels on a pre-paid basis. Efonica’s customers can place calls from anywhere in the world to any destination using a personal computer, Internet protocol telephone or regular telephone when accompanied by a hardware device that may be purchased through Efonica. We believe that the introduction of advanced features such as voicemail, call waiting and call forwarding will enhance this value-added offering. We expect to add these features by the second quarter of 2006. In February 2005, we closed on the purchase of the 49.8% minority interest in Efonica.

Our increased focus on VoIP services to enterprise customers resulted in a growing upward trend for this product segment. During the years ended December 31, 2005, 2004, and 2003, VoIP services to consumers and corporations accounted for 7.6%, 6.3% and 1.0%, respectively, of our total consolidated revenue.

We manage our revenues by product and customer. We manage our costs by provider (vendor). We track total revenue at the customer level because our sales force has to manage the revenue generation at the customer level, and invoices are billed to and collected at the customer level. We also have to track the same revenues by product, because different products have different billing and payment terms, and individual customers may have multiple billing and payment terms if they purchase multiple products from us.

We manage our revenue segments based on gross margin, which is net revenues less cost of revenues, rather than on net profitability, due to the fact that our infrastructure is built to support all products, rather than individual products. This applies both to the capital investments made (such as switching and transmission equipment), and to Selling, General and Administrative resources. The majority of our sales and operations personnel support all product lines within their market segment, i.e. carrier, and are not separately hired to support individual product segments. For segment reporting purposes, all expenses below cost of revenues are allocated based on percentage of revenues unless the items can be specifically identified to one of the product segments.

Operating Expenses

Our operating expenses are categorized as cost of revenues, depreciation and amortization, loss on impairment, and selling, general and administrative expenses.

Cost of revenues includes costs incurred with the operation of our leased network facilities, and the purchase of voice termination and Internet protocol services from other telecommunications carriers and Internet service providers. We continue to work to lower the variable component of the cost of revenue through the use of least cost routing, and continual negotiation of usage-based and fixed costs with domestic and international service providers.

Depreciation and amortization includes depreciation of our communications network equipment, amortization of leasehold improvements of our switch locations and administrative facilities, and the depreciation of our office equipment and fixtures. In 2005, it also includes amortization of the Efonica customer list.

Selling, general and administrative expenses include salaries and benefits, commissions, occupancy costs, sales, marketing and advertising, professional fees and other administrative expenses.

Company Highlights

The following summary of significant events during the three years ended December 31, 2005, highlights the accomplishments and events that have influenced our performance during that time period.

2005

•
Capital Fund-Raising - In February 2005, we closed on our initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $.05 per warrant. Net proceeds of the offering were approximately $20.4 million. On March 30, 2005, our underwriters exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2.9 million in net proceeds from the closing on the over-allotment option.

•
Debt Reduction - Upon completion of our IPO we repaid approximately $1.5 million in outstanding debt. In addition, $2.5 million of convertible debt was converted into 651,515 shares of common stock. During May 2005, we repaid an additional $0.2 million of debt.

•	Conversion of Series C Preferred Stock - The $10.0 million liability related to the 109,962 shares of outstanding Series C Preferred Stock was converted into equity (3,141,838 shares of common stock).

•
VoIP to Consumers and Corporations Revenue Growth - Revenue in our retail VoIP to consumers and corporations segment grew 20.7% during 2005 over 2004. This segment’s revenue is expected to increase significantly once our new VoIP products and services are rolled out.

•
Purchase of a Jamaica Entity - In January 2005, we concluded the purchase of a 51.0% interest in Convergent Technologies, which has international and domestic license agreements with the Jamaican government.

•	Purchase of Efonica - In February 2005, we acquired the remaining 49.8% interest in our Efonica joint venture.

•
Turkey Purchase Agreement - In May 2005, we closed on the stock purchase agreement with an entity in Turkey to acquire 75% of the shares from the existing shareholders. This subsidiary will enable us to provide VoIP services under our Efonica brand and other Internet services to corporations and consumers in Turkey.

•
Manufacturing and Distribution Agreement - In August 2005, we signed an agreement to partner with a leading manufacturer of VoIP and communication technology hardware devices. This partnership will focus on the development and manufacturing of a complete line of branded VoIP hardware devices that will enable consumers and corporations to access our service suite from anywhere in the world. The manufacturer has also agreed to work with us on the distribution of our efonica VoIP services plans, and plans to market its VoIP hardware devices pre-configured or set-up with our efonica service in a revenue sharing arrangement.

•
iFreedom - On November 14, 2005, we entered into an agreement to acquire the assets of iFreedom Communications International Holdings Limited (“iFreedom”), and a number of its subsidiaries, an entity that markets monthly recurring international VoIP service plans geared to meet the needs of consumers and businesses in the emerging markets. The agreement provided for a purchase price of $500,000 in cash, and 1,100,000 shares of stock, of which 750,000 shares were to be held in escrow and were subject to a performance based earn out. Under the terms of the agreement, we would have acquired iFreedom’s customer base as well as operations in Hong Kong, the Philippines, Malaysia, the United Kingdom, and the United States. As certain closing conditions have not yet been met by iFreedom, the parties have been working in good faith to renegotiate the terms and conditions of the transaction and have reached a proposed resolution. Fusion now plans to acquire iFreedom’s operations in Malaysia and the Philippines. In addition, Fusion would hire certain of iFreedom’s employees and potentially acquire certain other assets. The purchase price is expected to be $500,000 in cash, which may go towards satisfying certain liabilities iFreedom owes to Fusion as described below, and 750,000 shares of common stock, of which 350,000 shares would be held in escrow subject to a performance based earn out. We anticipate executing a formal agreement documenting this new understanding, although there can be no assurance that such an agreement will be signed.

2004

•	Revenue Growth - Revenue grew 54.8% in 2004 over 2003.

•	Reduced SG&A - As a percentage of revenue, SG&A decreased from 26.8% in 2003 to 19.8% in 2004.

•	Purchase of Veraz Softswitch - In April of 2004, we invested in excess of $0.8 million in a Veraz Softswitch, which became operational in July 2004.

•
Payable & Debt Reduction - We further reduced our payables by negotiating in excess of $2.0 million in reductions of outstanding vendor obligations through settlements. In addition, the Company converted $0.6 million of debt to Series C Convertible Preferred Stock and converted $0.1 million of outstanding vendor obligations to common stock.

•
Capital Fund-Raising - We raised $4.6 million to complete the second tranche of a Series C Convertible Preferred Stock offering that had been initiated in November of 2003. Additionally, we raised $1.3 million from a common stock offering that was initiated in 2003.

2003

•	Revenue Growth - Revenue grew $6.5 million, or 25.4%, from the prior year, excluding discontinued operations.

•
Successful Bid of Government Contracts - We were awarded a subcontractor bid to be the provider for Internet access for seventeen U.S. Embassies and Consulates located in Asia and the Middle East, and we also were awarded a bid to supply a private network for the U.S. Department of Defense in the Persian Gulf.

•	Addition of San Jose Point of Presence - In November of 2003, we added network equipment and a point of presence in San Jose, California, to support service to Asia.

•	Reduced SG&A - We reduced SG&A by $1.1 million, or 10.9%, from the prior year, while total revenues increased 25.4%.

•
Debt Reduction - We further reduced debt by negotiating $3.9 million in reduction of outstanding vendor obligations through settlements. We also converted $3.2 million in debt to preferred and common stock.

•
Capital Fund-Raising - In November 2003, we initiated a Convertible Preferred Stock offering, with the first of the two stock closings occurring in December 2003. In the first closing, we raised $2.5 million. We also raised $3.0 million from common stock purchases in 2003 initiated with the private placement from 2002, and we raised an additional $3.8 million from common stock purchases in 2003 associated with an equity offering initiated in 2003.

The information in our period-to-period comparisons below represents only our results from continuing operations.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.

Revenues

Consolidated revenues remained fairly consistent between the two years ($49.4 million during 2005 compared to $49.6 million during 2004). An increase in our revenues for VoIP services to consumers and corporations was net with decreases in our voice to carriers revenues and Internet, managed private networks & other revenues.

Revenues for VoIP services to consumers and corporations represented a larger percentage of our revenues during 2005 (7.6% of our consolidated revenues during 2005 compared to 6.3% during 2004). This increase from $3.1 million in 2004, to $3.8 million in 2005, was mainly due to the growth of our efonica branded retail services. Once our new retail VoIP products and services are rolled out, we expect this segment’s revenues to grow significantly during the next few years.

Revenues for voice services sold to carriers decreased $0.6 million or 1.4% in 2005 versus 2004. During the year ended 2005, these revenues were impacted by a combination of technical difficulties associated with the migration to the new Softswitch, and the peaks and valleys of the carrier business, downward pricing pressure on average rate per minute. Additionally, the time and effort spent in upgrading the infrastructure impacted the productivity of the carrier business.

Revenues from our Internet, private network & other services decreased $0.2 million from $2.2 million in 2004 to $2.0 million in 2005, primarily due to the cancellation of a government contract.

Cost of Revenues

Consolidated cost of revenues increased $2.1 million or 4.9% to $45.0 million in 2005, from $42.9 million in 2004. Approximately $2.1 million of this increase was attributable to an increase in voice services to carriers.

The cost of revenues for VoIP services to consumers and corporations grew $0.5 million or 20.0% from $2.3 million in 2004 to $2.8 million in 2005, due primarily to the growth in that revenue base. Cost of revenues for Internet, private network & other services decreased $0.3 million or 22.1% to $1.2 million for 2005 from $1.5 million for 2004, due to the cancellation of a government contact and negotiated cost reductions related to the government contracts.

Consolidated gross margin decreased $2.3 million for 2005 over 2004. Gross margin for total voice services to carriers decreased by $2.6 million, which was partially offset by an improvement in the gross margin for VoIP services to consumers and corporations of $0.2 million, and an improvement for Internet, private networks and other of $0.1 million.

The decline in gross margin for voice services to carriers was primarily related to a more competitive wholesale market, slightly higher network costs as a percentage of revenue, and technical difficulties associated with the migration to the Softswitch technology. The migration difficulties adversely impacted our ability to route traffic to the least cost provider, specifically for the first quarter of 2005.

Operating Expenses

Depreciation and Amortization. Depreciation and amortization decreased by $0.3 million or 16.3% to $1.5 million during the year ended 2005, from $1.8 million during 2004. Although our fixed assets increased significantly as a result of assets added during 2005, including the new Softswitch and our new retail infrastructure currently in process, our depreciation decreased as a result of many our assets being fully depreciated during all or a part of 2005.

Selling, General and Administrative. Selling, general and administrative expenses increased $2.1 million or 21.8% to $11.9 million during 2005, from $9.8 million during 2004. This increase is primarily attributed to increased salaries and benefits, as more personnel have been required to support the growth and expansion of our infrastructure. Also, increasing as a result of our growth becoming a public company in February 2005, have been our legal and professional fees (including expenses associated with Sarbanes Oxley), advertising/marketing expenses, travel related expenses, occupancy costs, and insurance expense. As a percentage of revenues, selling, general and administrative expenses increased from 19.8% during 2004, to 24.2% during 2005. We believe that as we execute our business strategies, selling, general and administrative expenses as a percentage of revenues will begin to decline.

Operating Loss. Our operating loss increased $4.1 million or 83.5% to a loss of $9.1 million during 2005, from a loss of $5.0 million during 2004. The increase in operating loss was primarily attributable to both the decrease in gross margin and the increase in selling, general and administrative expenses associated with infrastructure growth and public company compliance requirements.

Other Income (Expense). Total other income (expense) remained consistent at a net expense of $0.6 million during both years. During 2005, we had interest expense of $0.4 million in contrast to interest expense of $2.2 million during 2004. The $2.2 million of interest expense during 2004, included accretion of $1.7 million (in accordance with SFAS 150) related to the then outstanding Series C Preferred Stock. The $0.4 million interest expense for 2005 included only $0.3 million of accretion since all the Series C Preferred Stock was converted to common stock in connection with our February 2005 IPO. Consequently, accretion ceased and 2005 interest expense only includes accretion for the period between January 1, 2005 and February 17, 2005. In addition, interest expense was higher during 2004, as the Company had significant outstanding debt throughout all of 2004. A significant portion of this debt was repaid during February 2005 in connection with our IPO. We also had increased interest income during 2005 of $0.5 million versus $26,000 during 2004, as a result of the investment of the IPO proceeds. Gain (loss) on debt settlements changed from a net gain of $2.2 million in 2004 to a net loss of $0.1 million during 2005. The 2004 gain on debt forgiveness was attributed to $0.2 million of settlements of capital lease obligations, $0.4 million of settlement of general obligations and $1.6 million of settlements of network obligations. The loss from investment in Estel remained consistent at $0.5 million. Minority interest increased approximately $183,000 to $175,000 during the 2005 from $(7,000) during 2004. The 2005 minority interests balance is attributed to the losses incurred in connection with our Jamaica and Turkey joint ventures.

Net Loss. The primary factors impacting our net loss for the year ended December 31, 2005, were a decrease in gross margin, an increase in selling, general and administrative expenses, and the reduction in forgiveness of debt net with a decrease in interest expense and an increase in interest income.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues

Consolidated revenues increased $17.6 million or 54.8% to approximately $49.6 million in 2004 compared to $32.0 million in 2003. $13.8 million of this revenue increase was from voice sold to carriers, resulting from our increased focus on VoIP services. This growth in revenues was impacted during the third and fourth quarters of 2004 when we experienced a temporary decline in revenues during, and immediately following, our migration to the new Softswitch technology. Growth from our existing customer base contributed 59.7% of the increase in the revenues for our voice services to carriers and 40.3% of the increase was attributable to the addition of new carrier customers.

Revenues for VoIP services to consumers and corporations represented $2.8 million of the consolidated revenue growth, increasing from $0.3 million in 2003 to $3.1 million in 2004, mainly due to the growth of Efonica. Additionally, revenues from our Internet, private network & other services represented the remaining $0.9 million of the growth, increasing 71.8% from $1.3 million in 2003 to $2.2 million in 2004. Growth in this area was primarily due to the addition of Government related contracts that were awarded in the latter part of 2003.

Cost of Revenues

Consolidated cost of revenues increased $15.1 million or 54.1% to $42.9 million in 2004 from $27.9 million in 2003. $12.2 million of this increase was attributable to an increase in voice services to carriers, which grew from $26.9 million in 2003 to $39.1 million in 2004. These increases are consistent with the increases in revenues from the higher volumes discussed above.

The cost of revenues for VoIP services to consumers and corporations grew $2.2 million in 2004, from $0.2 million to $2.4 million, due primarily to the rapid growth in that revenue base. Cost of revenues for Internet, private network & other services grew $0.7 million, from $0.8 million in 2003 to $1.5 million in 2004.

Gross margin increased $2.5 million or 59.3% for 2004 over 2003, fueled by the continuing shift to higher margin VoIP and Internet private network & other services. The margin for voice to carriers increased $1.6 million or 45.7% from the previous year. The gross margin for VoIP services to consumers and corporations grew $0.7 million, or 584.4% year over year, and Internet, private network & other services margin grew $0.2 million as well, which was a 36.5% increase.

Operating Expenses

Depreciation and Amortization. Depreciation and amortization decreased $0.2 million or 9.0% during 2004 to $1.8 million from $2.0 million during 2003 primarily due to certain assets becoming fully depreciated during 2004, the impairment of our old switch at the end of 2003 which was later replaced with our new Softswitch, and the disposal of assets during 2004.

Loss on Impairment. No loss on impairment occurred during 2004. Our 2003 loss on impairment of $375,000 related to management’s decision to sell certain switching equipment to a third-party, which has since been replaced by upgraded equipment.

Selling, General and Administrative. Selling, general and administrative expenses increased $1.2 million or 14.3% to $9.8 million in 2004 from $8.6 million in 2003. This increase is primarily attributed to increased bad debt expense of approximately $0.7 million and an increase in salaries and benefits in our Efonica joint venture of $0.3 million as more back office personnel were required to support its growth, and a small increase in salaries in Fusion of $0.2 million. Selling, general and administrative expenses have declined as a percentage of revenue from 26.8% during 2003 to 19.8% during 2004. We believe that as we execute our business strategies, selling, general and administrative expenses as a percentage of revenue will continue to decline.

Operating Loss. Our operating loss decreased $1.8 million or 26.5% to a loss of $5.0 million during 2004 from a loss of $6.8 million during 2003. The decrease in operating loss was primarily attributable to the increase in revenue and gross margin.

Other Income (Expense). Total other income (expense) decreased $3.0 million to a $0.6 million expense in 2004 from a $2.4 million income in 2003. Interest expense increased $1.4 million to $2.2 million in 2004 from $0.8 million in 2003, primarily attributable to the adoption of SFAS 150 during 2003. SFAS 150 resulted in our recording $1.7 million in interest expense during 2004 related to dividends and accretion on the Series C Convertible Preferred Stock subject to mandatory redemption. This interest accretion ceased in February 2005 when our Series C Preferred Stock was converted into common stock. We also recorded $0.2 million in interest expense during 2004 related to a beneficial conversion feature on convertible debt issued in November 2004. These increases are offset with a decrease in interest expense of $0.5 million during 2004 resulting from the reduction of average outstanding debt. Gain on debt forgiveness decreased in 2004 by $1.7 million to $2.2 million from $3.9 million during 2003. The 2004 gain on debt forgiveness is attributed to $0.2 million of settlements of capital lease obligations, $0.2 million of settlements of general obligations and $1.8 million of settlements of network obligations. The loss from investment in Estel decreased by $0.2 million, due to a reduced loss from the previous period. Minority interest due from joint venture partners changed $165,000 to an $8,000 loss in 2004 from $158,000 in income during 2003.

Net Loss. The primary factors impacting our 2004 net loss were an increase in gross margin net with an increase in interest expense and a reduction in forgiveness of debt from 2003 (see discussions above). Our 2004 net loss attributable to common stockholders was $5.4 million after giving effect to $0.4 million in dividends applicable to common stockholders. This was an improvement of $0.6 million from the prior year’s net loss applicable to common stockholders of $4.8 million.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating and net losses. In addition, we are not generating positive cash flows from operations. As of December 31, 2005, we had stockholders’ equity of approximately $17.7 million (in comparison to a stockholders’ deficit of $13.3 million at December 31, 2004) and working capital of approximately $6.8 million (in comparison to a working capital deficit of $8.5 million at December 31, 2004). These improvements are a result of the February 2005 closing of our initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $0.05 per warrant. Gross proceeds of the offering were approximately $23,400,000. Total estimated offering costs were approximately $3,000,000, which resulted in net proceeds of $20,400,000. On March 30, 2005, our underwriters exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2,900,000 in net proceeds from the closing on the over-allotment option. The net proceeds from this offering were immediately used to repay a significant portion of our debt that was outstanding. The proceeds have been and will continue to be used for working capital and general corporate purposes, international deployment, and to fund the purchase of equipment for expanded capacity and service offerings. We may seek additional financing through the sale of debt or equity securities, although we have no commitments to do so.

Below is a summary of our cash flows for the periods indicated. These cash flow results are consistent with prior years in that we continued to use significant cash in connection with our operating and investing activities and had significant cash provided by financing activities.

A summary of our cash flows for the periods indicated is as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004(1)	Year Ended December 31, 2003

Cash used in operating activities	$(7,980,651)	$(4,874,834)	$(4,884,543)
Cash used in investing activities	(2,396,445)	(250,460)	(744,071)
Cash provided by financing activities	20,798,874	6,288,375	8,097,832
Increase in cash and cash equivalents	10,421,778	1,163,081	2,469,218
Cash and cash equivalents, beginning of period	4,368,726	3,205,645	736,427
Cash and cash equivalents, end of period	$14,790,504	$4,368,726	$3,205,645
——————
(1)	These figures include an aggregate of approximately $2.2 million that was paid during the period to satisfy past obligations.

Our cash flow results were and continue to be impacted by the costs associated with implementing our corporate strategy focusing our resources on VoIP and the emerging international markets, as we completed our exit from the more highly competitive, infrastructure dependent business that previously characterized our business. We completed our migration of customers to our Softswitch in August 2004 and began to rely on it in October 2004. Therefore, we have only recently completed the deployment of our packet-based network infrastructure including the latest Softswitch technology. Because certain of our costs are fixed, we expect that as our revenues increase, total expenses will represent a smaller percentage of our revenues. In addition, our cash flows have been impacted during 2005 by costs associated with our new retail infrastructure, which is being developed and, is expected to be completed during the second quarter of 2006.

Source of Liquidity

As of December 31, 2005, we had cash and cash equivalents of approximately $14.8 million. In addition, as of December 31, 2005, we had approximately $0.2 million of cash restricted from withdrawal and held by banks as certificates of deposits securing letters of credit (equal to the amount of the certificates of deposit).

From our inception through December 31, 2005, we financed our operations from cash provided from financing activities. These activities were primarily through net proceeds of approximately $23.3 million from our February 2005 IPO, and the private placement of approximately $50.8 million of equity securities, $1.6 million from the exercise of stock options and warrants, and $21.6 million from the issuance of notes. In addition, since inception we have financed the acquisition of $7.7 million of fixed assets through capital leases.

Although we believe the net proceeds from our February 2005 IPO, together with our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for the next 12 months, our long-term liquidity is dependent on our ability to attain future profitable operations. We cannot predict if and when we will be able to attain future profitability.

Uses of Liquidity

Our short-term and long-term liquidity needs arise primarily from interest and principal payments related to our capital lease obligations, capital expenditures, working capital requirements as may be needed to support the growth of our business, and any additional funds that may be required for business expansion opportunities.

Our cash capital expenditures were approximately, $1.9 million during 2005 and $0.6 million during both 2004 and 2003. We expect our cash capital expenditures to be approximately $4.5 million for the year ending December 31, 2006. The 2006 estimated capital expenditures primarily consist of the completion of our retail infrastructure buildout, purchase of additional software for expanded product offerings, and international deployment.

Cash used in operations was approximately $8.0 million during 2005 and $4.9 million during 2004 and 2003. The cash used in our operations has historically been a function of our net losses, gains on forgiveness of debt, and changes in working capital as a result of the timing of receipts and disbursements. Our net cash used in operating activities increased significantly during 2005 primarily attributed to the increase in our net loss. Our net cash used in operating activities included in our December 31, 2005, 2004 and 2003 cash flows statements include a significant amount of cash payments and (forgiveness of debt in 2004 and 2003) that relates to liabilities from prior periods. Consequently, the resulting net cash used in operating activities during these periods was negatively impacted. Now that we have paid and settled a significant amount of these old liabilities, and expect to see an improvement in our operating results once our retail infrastructure buildout is operational, we expect our net cash used in operating activities to improve during future periods. We intend to continue to use our working capital raised from the IPO proceeds for general corporate overhead purposes, including marketing, salaries, capital expenditure requirements, and other expenses associated with the business needs.

In some situations, we may be required to guarantee payment or performance under agreements, and in these circumstances we would need to secure letters of credit or bonds to do so. Subsequent to December 31, 2005, in connection with our future relocation of our New York executive office during 2006, the lease amendment required us to provide a Letter of Credit in favor of the landlord in the amount of approximately $428,000. The Letter of Credit was obtained in January 2006, and is secured by $239,000 in money market funds. We also received a line of credit for $189,000 that would be drawn down upon should we default on the lease terms.

Debt Service Requirements

At December 31, 2005, we had approximately $1.6 million of current and long-term debt. Most of this balance is current and relates to our capital leases. Subsequent to our IPO in February 2005, we repaid $1.5 million of debt as well as $0.6 million of interest and converted $2.5 million of debt into common stock. Since then, we have not incurred any additional debt other than some new capital leases.

Our interest expense decreased significantly during 2005 compared to 2004 due to the following factors:

1.
We recorded $1.7 million of accretion to interest expense related to our Series C Preferred Stock during 2004. This Series C Preferred Stock was converted to common stock during February 2005, and consequently, accretion ceased on this date (accretion was approximately $0.3 million during 2005). Although the accretion represented a non-cash charge to interest expense during 2004 and a portion of 2005, approximately $0.7 million in cash dividends were paid during January 2005, in connection with the Series C Preferred Stock.

2.
As discussed above, subsequent to the IPO, we repaid approximately $1.5 million of debt and $2.5 million in debt was converted into equity. This reduction in our debt balances during February 2005, resulted in a significant reduction in our cash interest expense during 2005, which is expected to continue in 2006 and future years.

Capital Instruments

At December 31, 2005, we did not have any outstanding preferred stock. The only outstanding preferred stock we had as of December 31, 2004, was our Series C Preferred Stock, which provided for the payment of dividends at a rate equal to 8.0% per annum. The dividends were payable in cash annually, commencing on the first anniversary of the initial closing of the Series C Preferred Stock offering, unless the Series C Preferred Stock was converted into common stock upon the completion of an offering, in which case no dividend would be due. Since we did not go public until February 2005, cash dividends of approximately $0.7 million were paid in January 2006.

So long as our common stock or other securities into which Series C Preferred Stock was convertible, was not publicly traded, at any time after the second anniversary of the initial closing of this offering, the holders of the Series C Preferred Stock may have required us to redeem their respective shares of the Series C Preferred Stock for cash equal to 112% of the stated value plus payment of accrued and unpaid dividends. Each share of the Series C Preferred Stock was convertible, at the option of the holder at any time, at the conversion price of $3.15 per share. As previously discussed, upon the closing of our IPO in February 2005, the Series C Preferred Stock automatically converted into 3,141,838 shares of our common stock. The holders of the Series C Preferred Stock also received a redeemable common stock purchase warrant.

Summary of Contractual Obligations

As of December 31, 2005

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Contractual obligations:
Debt maturing within one year	$150,000	$—	$—	$—	$150,000
Capital leases	1,419,965	7,650	—	—	1,427,615
Operating leases	1,289,000	2,590,000	2,189,000	3,069,000	9,137,000
Minimum purchase commitments	444,685	—	—	—	444,685
Total contractual cash obligations	$3,303,650	$2,597,650	$2,189,000	$3,069,000	$11,159,300

Critical Accounting Policies and Estimates

We have identified the policies and significant estimation processes below as critical to our business operations and the understanding of our results of operations. The listing is not intended to be a comprehensive list. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. In other cases, management is required to exercise judgment in the application of accounting principles with respect to particular transactions. The impact and any associated risks related to these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to Consolidated Financial Statements for the year ended December 31, 2005, included in this Prospectus. Our preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates and such differences could be significant.

Revenue Recognition - Our revenue is primarily derived from fees charged to terminate voice services over our network, retail sales to consumers and corporations through our efonica brand, and from monthly recurring charges associated with Internet and private line services.

Variable revenue is earned based on the number of minutes during a call and is recognized upon completion of a call, adjusted for allowance for doubtful accounts receivable and billing adjustments. Revenue for each customer is calculated from information received through our network switches. Customized software has been designed to track the information from the switch and analyze the call detail records against stored detailed information about revenue rates. This software provides us the ability to do a timely and accurate analysis of revenue earned in a period. Consequently, the recorded amounts are generally accurate and the recorded amounts are unlikely to be revised in the future.

Fixed revenue is earned from monthly recurring services provided to the customer that are fixed and recurring in nature, and are contracted for over a specified period of time. The initial start of revenue recognition is after the provisioning, testing and acceptance of the service by the customer. The charges continue to bill until the expiration of the contract, or until cancellation of the service by the customer.

Additionally, the majority of our VoIP services to consumers and corporations are prepaid. The revenue received from the prepayments that is related to VoIP termination services in the current month is booked to the current month’s revenue, and the remainder of the prepayments is booked to deferred revenue, until usage occurs.

Accounts Receivable - Accounts receivable are recorded net of an allowance for doubtful accounts. On a periodic basis, we evaluate our accounts receivable and record an allowance for doubtful accounts, based on our history of past write-offs and collections and current credit conditions. Specific customer accounts are written off as uncollectible if the probability of a future loss has been established and payments are not expected to be received.

Cost of Revenues and Cost of Revenues Accrual - Cost of revenues is comprised primarily of costs incurred from other domestic and international communications carriers to originate, transport and terminate calls. The majority of our cost of revenue is variable, based upon the number of minutes of use, with transmission and termination costs being the most significant expense. Call activity is tracked and analyzed with customized software that analyzes the traffic flowing through our network switches. Each period the activity is analyzed and an accrual is recorded for minutes not invoiced. This cost accrual is calculated using minutes from the system and the variable cost of revenue based upon predetermined contractual rates.

In addition to the variable cost of revenue, there are also fixed expenses. One category of fixed expenses are those associated with the network backbone connectivity to our switch facilities. These would consist of hubbing charges at our New York switch facility that allow other carriers to send traffic to our switch, satellite or cable charges to connect to our international network, or Internet connectivity charges to connect customers or vendors to Fusion’s switch via the public Internet, a portion of which are variable costs. The other category of fixed expenses is associated with charges that are dedicated point-to-point connections to specific customers (both private line and Internet access).

Intangible Assets and Goodwill Impairment Testing - Absent any circumstances that warrant testing at another time, we test for goodwill and non-amortizing intangible asset impairment as part of our year-end closing process. Impairment losses are recorded when indicators of impairment are present based primarily upon estimated future cash flows.

Income Taxes - We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires companies to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the temporary differences between the consolidated financial statements carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in the years in which the temporary differences are expected to reverse. In assessing the likelihood of utilization of existing deferred tax assets and recording a full valuation allowance, we have considered historical results of operations and the current operating environment.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB No. 25, and amends SFAS No. 95, “Statement of Cash Flows.” Generally, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values determined at the date of grant. Pro forma disclosure is no longer an alternative. On April 14, 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for SFAS 123(R). Under the new rule, we adopted SFAS 123(R) on January 1, 2006.

As permitted by SFAS No. 123, prior to January 1, 2006, we accounted for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS No. 123(R) cannot be predicated at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior years, the impact of that adoption would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and proforma net loss per share in the table included in Note 2 to our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets” an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. We do not believe the adoption of SFAS No. 153 will have a significant impact on our overall results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” Our adoption of FIN 47 did not have a material impact on our Consolidated Financial Statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. This Standard retained accounting guidance related to changes in estimates, changes in reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not believe adoption of this SFAS will have a material impact on our financial condition or results of operations.

Inflation

We do not believe inflation has a significant effect on our operations at this time.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks that are inherent in our financial instruments. These instruments arise from transactions in the normal course of business.

At December 31, 2005, the majority of our cash balances were held primarily in the form of a short-term highly liquid investment grade money market fund in a major financial institution. Due to the short-term nature of our investments, we believe that we are not subject to any material interest or market rate risks.

At December 31, 2005, all of our outstanding debt has fixed interest rates. Therefore, we are not subject to interest rate risk on any of our debt. As such, we currently believe that our interest rate risk is very low.

We currently do not conduct any significant amount of business in currencies other than the United States dollar. The reporting and functional currency for our Dubai international subsidiary is the United States dollar. Our Jamaican and Turkey subsidiaries currently do not have any significant operations that would provide foreign currency risk. However, in the future, we likely will conduct a larger percentage of our business in other foreign currencies that could have an adverse impact on our future results of operations.

BUSINESS

History And Corporate Information

We were founded as a Delaware corporation in September 1997 as a traditional U.S.-based domestic and international communications provider offering primarily domestic long distance services, local access, and consulting services. In 2000, we made a strategic decision to focus on VoIP and other Internet service business opportunities in emerging markets. This change was due to deteriorating margins and increasing competition in the domestic and international long distance business, and our expanding knowledge base in the area of VoIP and emerging markets. For these reasons, we sold our US domestic local access and services business lines in September 2001, and Integrated Telemanagment Solutions, Inc., a hospitality consulting company, in December 2001. Since then, we sought to gain early entry in high growth emerging markets often in partnership with local organizations that have strong distribution channels, regulatory experience, market intelligence, the ability to deliver local loops and the capability of providing customer service support.

Overview

Fusion Telecommunications International, Inc. (the “Company”, “we”, “our”, “us”) seeks to become a leading provider of Voice over Internet Protocol (VoIP) to, from, in and between emerging markets in Asia, the Middle East, Africa, Latin America and the Caribbean. We currently market VoIP services to consumers, corporations, government entities, Internet service providers, distribution partners and telecommunications carriers.

Through our key assets of market knowledge, technical expertise and strategic relationships, we believe we are poised to:

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Capitalize upon the growth in VoIP, a market that Insight Research Corporation expects to grow from $82 billion in 2005 to nearly $197 billion by 2007 and expand our international penetration of VoIP applications to consumers and corporations;

•	Deliver a customized VoIP service designed to meet the needs of the emerging markets and communities of interest worldwide;
•	Expand into the free service market space with the introduction of a new service offering;
•	Establish our company as an “early mover” in target markets;
•	Continue to expand the number of partnerships globally to facilitate the distribution of our VoIP services; and
•	Acquire additional communications licenses through existing and new strategic relationships.

We target markets that we believe have: (i) barriers to entry, (ii) substantial growth prospects, (iii) an increasing number of corporations operating within them, (iv) high cost of telecommunications services, and (v) a substantial quantity of voice and data traffic between the developed world (e.g., the United States and United Kingdom) and other countries within our target markets. In select emerging markets, we will deploy network facilities in order to connect that country to the United States.

We currently provide services to customers in over 45 countries. We believe that by using local partners in select markets, we can best distribute our services while providing a high level of local customer support.

Services

To date, we derive a significant portion of our revenues primarily from U.S.-based carriers requiring VoIP connectivity to emerging markets. As we continue to execute our strategy, we anticipate a larger number of non-U.S. based customers. We are currently seeking to expand our retail VoIP revenue stream to consumers and corporations by providing our services to, from, in and between emerging markets, which to date, have not generated material revenues for us. We deliver our VoIP services directly to end-users and through partnerships with companies that distribute and support our services locally. We also deliver our services through joint ventures.

We have service contracts with our customers, including carriers, corporations, government entities and consumers. Our contracts with carriers typically have a one-year renewable term, with no minimum volume per month, and allow the customer to terminate without penalty. Our contracts with corporate customers are typically for a one-year term, and have an early cancellation penalty. Our government contracts are typically one year, and are terminable at the government’s option without penalty. For the years ended December 31, 2005, 2004, and 2003, the Telco Group accounted for 11.3%, 13.3%, 13.7%, respectively, of our total revenues. In addition, for the year ended December 31, 2005, Qwest accounted for 15.7% of our total revenues.

We have tailored our service offerings to meet the needs of our target customers requiring services to, from, in and between emerging markets.

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VoIP: Our VoIP carrier and VoIP retail services, combined, have accounted for the majority of our revenues in 2005 and 2004. Our retail VoIP service enables customers, typically for a lower cost than traditional telephony, to place voice calls anywhere in the world using their personal computer, Internet protocol phone or regular telephone when accompanied by a hardware device. VoIP services utilize the Internet as opposed to circuit switching (traditional telephony technology), thereby offering cost savings to customers. These services are primarily offered under our retail brand efonica directly to consumers, corporations, distribution partners, carriers or Internet Service Providers around the world. In select cases, we will also provide co-branded and private label solutions. Our services can be used through the PC, an IP phone or a regular phone when connected to an adapter, and are offered to customers located in Asia, the Middle East, Africa, and Latin America, and we are currently expanding into the Caribbean. In the second quarter of 2006, we expect to roll out a free VoIP service designed to meet the needs of the free service segment of the market, as well as other advanced services.

Additionally, we enter into VoIP interconnect agreements with telecommunications carriers worldwide. These agreements enable us to terminate traffic into a country and in some cases originate traffic from that country through the telecommunications carrier. We use capacity on these networks to carry our own retail traffic in addition to selling capacity to other carriers desiring voice termination to that destination. As we grow, we expect to use an increasing percentage of our capacity for higher margin retail traffic.

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Internet Access and Managed Private Networks: We offer Internet access and managed private networks on a limited basis. We look to create partnerships with Internet Service Providers to bundle VoIP with Internet access, as well as offer these services to corporations and carriers. We offer peering with multiple tier-one Internet backbone providers utilizing an intelligent routing capability. This ensures efficiency, speed and reliability. The tier-one providers we utilize own or control a national network that trades traffic with other national providers. This traffic trading is referred to as “peering”. A tier-one provider can carry its own Internet traffic across the country and hand it off at any one of the public or private hand-off locations known as “peering points,” metropolitan access points or national access points. In regions where we do not own network facilities, we utilize other carriers’ facilities. We offer managed end-to-end networks that typically connect multi-national corporations in emerging markets with locations in other countries. We also market this service to software developers, call centers, and telemarketing facilities, all of which rely on high quality, reliable service. In markets where we do not have network facilities deployed, we utilize other carriers’ networks, allowing us to provide an integrated global network that can connect a customer to virtually anywhere in the world. We also offer services on a private label basis as a subcontractor for other communication carriers that are seeking Internet access in, or network connectivity to, countries that they do not otherwise service.

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Co-location: We offer facility co-location services to other communication service providers, enabling them to co-locate their equipment within our facility, or lease a portion of our equipment. Often, we provide wholesale services to the parties who co-locate with us.

Our segments and their principal activities consist of the following:

Voice Services to Carriers — Voice to Carriers includes VoIP to Carriers, which is the termination of voice telephony minutes by the Internet rather than older circuit-switched technology. VoIP permits a less costly and more rapid interconnection between our network and international telecommunications carriers. This segment also includes Traditional Voice (the termination of voice telephony minutes from or to the countries we serve, utilizing traditional Time Division Multiplexing (TDM) and “circuit-switched” technology). Typically, this will include interconnection with traditional telecommunications carriers either located internationally or those carriers that interconnect with us at its U.S. Points of Presence (POP) and provide service to other destinations. These minutes are sold to carriers on a wholesale basis.

VoIP to Consumers and Corporations — We provide VoIP services targeted to end-users and corporations, primarily through our efonica brand. We offer services that permit consumers or corporations to originate calls via IP telephones or telephone systems that use the Internet for completion to standard telephone lines anywhere in the world. We also provide PC-to-Phone service that utilizes the Internet to allow consumers to use their personal computers to place calls to the telephone of their destination party.

Internet, Private Networks & Other — We provide Internet connectivity to telecommunications carriers, Internet service providers, government entities, and multinational customers via our POPs in the US, India and through our partners elsewhere. We also offer point-to-point private lines, virtual private networking, and call center communications services to customers in our target markets.

Growth Strategy

Strategy: Our strategy is to provide a full suite of VoIP services to consumers and corporations in the emerging markets and to the international communities of interest around the world. We look to create local partnerships to facilitate distribution of our services within our target countries. We also look to create global partnerships to facilitate global distribution of our services.

The details of our strategy include:

•	Market Customized VoIP Calling Plans to Consumers, Corporations and Enterprises

Our key service offering is VoIP, which allows us to offer feature-rich, prepaid and monthly subscription Internet-based telephone services at competitive prices to any consumer or business with broadband or dial-up Internet access. Quality levels, which had once been a significant issue, are fast approaching those associated with traditional voice transmission. We typically market our VoIP services to corporations and consumers through an in-country distribution partner. Many of our target markets have different cultures, calling patterns, and payment options requirements. Our marketing strategy focuses on delivering customized VoIP calling plans, feature packages and payment option to meet the needs of the target market and communities of interest around the world.

We intend to build upon our market position in the international VoIP business to selectively market our VoIP services to the enterprise market. We believe that the ability to deliver global Internet access and managed private networks and other Internet-based services to multinational businesses are important capabilities in allowing us to address this market segment.

•	Establish Local Partners for In-Country Distribution and Support

We believe that working with strong partners allows us to best distribute services and attract, retain and support customers. We seek to develop partnership arrangements in each of our markets. Local partners offer advantages since their existing infrastructure, sales distribution channels, and technical support can be utilized, while simultaneously reducing capital needed to enter the market. We seek to partner with companies that have access to a customer base, whether online or otherwise, such as Internet service providers, wireless Internet access providers, licensed carriers, online retailers, electronics outlets, and hardware manufacturers. We intend to work with our partners to enable them to distribute and support our products and services. In select cases, we offer a co-branded or private label option. Our private label alternative enables our partners to market our products, technology platform and global reach under their own brand. This alternative is ideal for partners that do not have the capital, expertise and technology platform required to deliver our services but want to build their own brand. Local partners also offer critical insights into the regulatory environment and are familiar with the specific cultural nuances of their region. Additionally, we anticipate that prior to the rollout of any new services, our partners will work with us, contributing market intelligence to ensure a successful introduction of new products.

•	Deploy Proprietary Directed SIP Peer-to-Peer Technology to Provide Free VoIP Calling Between Customers

We are deploying proprietary directed Session Initiated Protocol (SIP). SIP Peer-to-Peer technology will allow us to offer free VoIP calling between customers. This directed peer-to-peer technology will allow Internet phone connections between enabled devices without the need to route the calls through a network of third-party computers, as typically occurs in a peer-to-peer environment. We intend to provide a VoIP service that works with standard SIP equipment. This will enable customers to make calls between any combination of computers, Internet connected telephones, wireless devices, and other SIP-enabled hardware. We believe that this technology provides several advantages when compared to other peer-to-peer telephony approaches. It is based on open standards and is designed to be interoperable with new technologies as they emerge. We plan to offer customers using our free service, a selection of optional features and calling plans for purchase.

Deploy a Carrier Grade Network Infrastructure

We have built a highly scalable network and back office infrastructure to deliver our services. We utilize the latest Softswitch technology for routing VoIP and TDM calls to off-net customers.

We are developing and deploying back-office systems and services platforms that will enable us to offer our customers a wide array of services and features including comprehensive feature packages, pre-paid subscription-based calling plans, and free on-net calling. The development of this extensive scalable back office will also serve to reduce our dependence on other communication carriers. We believe our focus on being a carrier grade VoIP service provider enables us to deliver the quality of service required by our customers.

•	Develop International Interconnections to Carriers

We seek to enter into relationships with in-country carriers to transport voice traffic to and/or from that country. We believe that we have established our presence in the voice markets due to (i) direct interconnections to postal telephone and telegraph companies and other licensed carriers, which typically provide higher quality transmission than the services offered by gray market operators, and (ii) competitive pricing. We believe that carriers seeking to access these markets will increasingly want to work with companies that have established relationships with postal telephone and telegraph companies and other licensed carriers, as opposed to quasi-legal operators who divert long distance traffic and revenue from those carriers. We believe gray market operators generally provide poorer quality and reliability. In several markets, we receive inbound traffic from the postal telephone and telegraph company and other licensed carriers that tend to produce higher margins than our outbound carrier voice services. We believe this inbound traffic from postal telephone and telegraph companies and other licensed carriers, strengthens our ability to ensure favorable contractual arrangements. We will use capacity on our international voice networks to carry our own retail traffic in addition to selling capacity to other carriers desiring termination to that specific destination. Although there are significant peaks and valleys in the carrier revenue stream, we believe it is important to our success in the retail market to keep our cost basis low and our quality high. As we progress in the execution of our business plan, we intend to use a greater percentage of our network capacity to carry higher margin retail traffic.

•	Exploit Communication Patterns Among and Between Our Markets

We look to provide connectivity to, from, in and between our emerging markets. We seek to create international interconnections with global carriers to carry our international traffic. We are targeting customers in synergistic markets to leverage the communities of interest by providing customized calling and feature service plans designed to meet the needs of ethnic communities around the world. Our regional marketing plan is focused on the emerging market communities of interest around the world. We are also seeing demand from business customers for multi-country connectivity such as a U.S. corporation seeking connectivity to India, China, and the Philippines from one provider. We also believe that traffic among emerging markets is less susceptible to price and margin erosion than traffic among developed countries.

•	Provide Equipment Customized to Meet Needs of Customers in the Emerging Markets and Communities of Interest

In addition to providing services that work with commonly available VoIP hardware, we are developing a line of VoIP hardware devices with features and functionality customized to meet the needs of the emerging markets and communities of interest. Initially, these include an Asynchronous Terminal Adapter (ATA), IP Phone, and USB phone. The ATA is planned to be available in the second quarter of 2006, and the other devices will be rolled out subsequently. We also intend to introduce a Wi-Fi Phone and Pocket PC. We believe that we will realize advantages from manufacturing our own hardware since this affords us the opportunity to customize the features, functionality and appearance of the devices to create unique solutions as well as reducing our cost of hardware.

Marketing

Our VoIP marketing strategy focuses on delivering customized calling plans, feature packages and payment options to meet the needs of emerging market and ethnic communities around the world. Our VoIP service works with a broadband or a dial-up connection to the Internet, a capability that we believe has been ignored by many VoIP service providers. We believe this service delivery flexibility is very important since approximately 70% of the world’s Internet users still connect through dial-up.

We market VoIP services to consumers, corporations, Internet Service Providers, cable operators and carriers through direct sales or distribution partners. Internet access and private network solutions are marketed through direct and alternate distribution channels.

We market our services via a variety of distribution channels, including:

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Direct Sales and Regional Management—We have a direct sales force that sells our products and services to corporations and carriers. We also have regional sales management that focuses on Asia, Africa, the Middle East Latin America and the Caribbean. The regional executives manage and grow existing revenue streams from partners and defined strategic accounts, identify and develop new partnerships, develop strategies for market penetration, identify new market opportunities, and coordinate internal support activities.

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Agents—We use independent sales agents to sell our services. Our sales agents are compensated on a commission-based structure. We typically control the product, pricing, branding, technical and secondary level customer support, billing and collections.

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Partnerships—We seek to develop partnership arrangements in each of our markets with companies that are able to distribute and support our services. These partners can be ISPs, retail store chains, carriers, cable operators and other distribution companies. In addition to local distribution and support, our partners may provide or arrange for last mile connectivity required for the delivery of local Internet access and private networks. We also focus on the development of global partnerships that have multi-country distribution capabilities.

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Strategic Ventures—We enter into agreements with other companies to market and distribute each other’s products and services to the customer and prospect base of the other. The providing party usually will support and bill its own products. Depending on the strategic venture, we may pay or receive a commission, share revenue and/or profits with each other.

Manufacturing and Distribution Agreement

In August 2005, we signed an agreement to partner with a leading manufacturer of VoIP and communication hardware technology devices based in Asia to develop a line of branded consumer hardware devices. The partnership will focus on the development and manufacturing of a complete line of branded VoIP hardware devices that will enable consumers and corporations to access our service suite from anywhere in the world. Dealing directly with the manufacturer will give us the ability to more rapidly respond to high volume orders, reduce the cost of the hardware, and address the initial cost hurdle for customer adoption by offering lower priced options. We also intend to customize the hardware design, features and functionality to meet the needs of our customers communicating to, from, in and between the emerging markets. We plan on introducing an ATA by the end of the second quarter of 2006.

Efonica

Efonica was incorporated in the Technology, Electronic Commerce and Media Free Zone in Dubai, United Arab Emirates and entered into a joint venture agreement with us in 2002.

In January 2005, we entered into an agreement to acquire the remaining 49.8% minority interest in Efonica from Karamco, Inc., which was contingent upon the successful completion of our initial public offering by March 1, 2005. As our IPO was completed by this date, the Efonica transaction closed on February 18, 2005. The purchase price was $9,785,700 representing Karamco’s portion of Efonica’s debt owed to us as of the closing date and the $500,000, which was paid in cash in February 2005 to Karamco with the balance paid in shares of common stock. The number of shares issued to Karamco was determined by the $6.45 per share initial price of the common stock at the date of the IPO.

Approximately $4.4 million worth of such common stock (675,581 shares) issued to Karamco were being held in escrow (the “Escrow Shares”). In March 2006, the Escrow Shares were released to Karamco subject to a lock-up period until February 15, 2007.

Out of the shares to be issued to Karamco, we agreed to register for resale 150,000 shares of common stock and a registration statement covering such shares was declared effective on June 21, 2005 (the “Registered Shares”). If the sale of the 150,000 shares that were registered results in less than $1 million of gross proceeds within 635 days of the effectiveness of the registration statement, we are required to pay Karamco the difference between the aggregate gross proceeds of Karamco’s sale of the Registered Shares and $1,000,000. At December 31, 2005, the Company has paid Karamco $430,000 towards the difference payment (“Difference Payment”). In the event the Difference Payment is less than $430,000, Karamco is obligated to reimburse for such excess and this obligation is secured by 50,387 shares held in escrow.

Roger Karam, who became our President of VoIP Services upon the effective date of the IPO, owns Karamco.

Efonica F-Z, LLC is presently integrated with the rest of our organization and efonica is serving as our VoIP division brand name.

iFreedom

 iFreedom - On November 14, 2005, we entered into an agreement to acquire the assets of iFreedom Communications International Holdings Limited (“iFreedom”), and a number of its subsidiaries, an entity that markets monthly recurring international VoIP service plans geared to meet the needs of consumers and businesses in the emerging markets. The agreement provided for a purchase price of $500,000 in cash, and 1,100,000 shares of stock, of which 750,000 shares were to be held in escrow and were subject to a performance based earn out. Under the terms of the agreement, we would have acquired iFreedom’s customer base as well as operations in Hong Kong, the Philippines, Malaysia, the United Kingdom, and the United States. As certain closing conditions have not yet been met by iFreedom, the parties have been working in good faith to renegotiate the terms and conditions of the transaction and have reached a proposed resolution. Fusion now plans to acquire iFreedom’s operations in Malaysia and the Philippines. In addition, Fusion would hire certain of iFreedom’s employees and potentially acquire certain other assets. The purchase price is expected to be $500,000 in cash, which may go towards satisfying certain liabilities iFreedom owes to Fusion as described below, and 750,000 shares of common stock, of which 350,000 shares would be held in escrow subject to a performance based earn out. We anticipate executing a formal agreement documenting this new understanding, although there can be no assurance that such an agreement will be signed, what parties will be included, or that the above stated terms will be included.

We have been providing termination services to iFreedom, which services have aggregated charges of approximately $216,000 as of December 31, 2005. iFreedom has entered into a non-interest bearing Note with respect to these charges in the principal amount of $463,098, which will increase for charges subsequent to March 20, 2005. The Note is secured by a Security Agreement. It is expected that up to $500,000 in principal of this Note will be offset at closing in lieu of cash due. We expect to resolve this outstanding receivable at closing, but can make no assurance all or any of the receivable will be paid.

Joint Ventures

We enter into formal joint venture agreements with certain partners and have established four joint ventures to market and provide our services. The profits of each joint venture agreement are typically allocated according to percentage of equity ownership.

The terms of each non-joint venture partnership or distribution agreement are different by partner but in general provide for a revenue or profit sharing arrangement.

India

In March 2000, we entered into a joint venture agreement with Communications Ventures India Pvt. Ltd. to form an entity named Estel Communication Pvt. Ltd. Estel is organized and existing under the laws of India and has its office in New Delhi, India. We own 49% of the joint venture and have voting rights in another 1.01%, which in turn gives us an indirect 50.01% voting control in the joint venture. Estel is in the business of selling and supporting VoIP, private networks and Internet access in India. The joint venture has been funded primarily by us. Our joint venture partner has had a lack of resources necessary to make investments to grow our operations or fund its commitments to us. As of December 31, 2005 and 2004, the amounts due from Estel were approximately $29,000 and $118,000, which is net of an allowance of $834,000 and $644,000, respectively.

Pakistan

In July 2002, we acquired a 75% equity interest in a joint venture with Turner Hill Investments, L.P. (“Turner Hill”), a foreign limited partnership, to provide VoIP services for calls terminating to the dominant telecommunications carrier in Pakistan. Turner Hill subsequently assigned its interest to Braddon Corporate Holdings Limited (“Braddon”). During 2003 and 2002, we contributed certain telecommunications equipment and advances aggregating approximately $0.3 million and $0.7 million, respectively, to the joint venture in exchange for its equity interest in the new joint venture. The joint venture operated out of facilities provided by Braddon and began providing VoIP service in November 2002.

Due to a change in market conditions, the termination of incoming VoIP traffic into Pakistan was no longer advantageous to us and we decided to cease operations with Braddon.

On November 30, 2005 we terminated the non-exclusive service agreement that we had entered into in connection with the joint venture with Pakistan Telecommunications Ltd. (“PTCL”), a public limited company incorporated under the laws of Pakistan, under which PTCL would provide for the termination of incoming VoIP traffic into Pakistan from the United States and Europe.

We intend to continue to offer our other services in Pakistan.

Jamaica

On December 16, 2004, we entered into an agreement to acquire 51% of the common stock of a Jamaican telecommunications company in exchange for $150,000. The company currently holds international and domestic carrier license agreements with the Jamaican government, which enable it to operate as an international carrier through 2013 and as a domestic carrier through 2018. The closing of this acquisition took place on January 11, 2005. We deployed equipment in Jamaica in the third quarter of 2005, and are currently operational. We are currently offering select corporate services, and will begin selling our full suite of VoIP and other Internet services once our retail service rollout is complete.

Turkey

On March 8, 2005, through a wholly owned subsidiary, Fusion Turkey, LLC, we entered into a Stock Purchase Agreement to acquire 75% of the shares of LDTS Uzak Mesafe Telekomikasyon ve Iletisim Hizmetleri San.Tic.A.S. (“LDTS”) from the existing shareholders. The transaction closed on May 6, 2005 following receipt of approval from the Turkish Telecom Authority. Fusion acquired the shares for approximately $131,000 cash and the posting of a bank guarantee of $251,000. LDTS possesses a Type 2 telecommunications license approved by the Turkish Telecom Authority. This license will permit Fusion to offer VoIP services under its efonica brand and other Internet services to corporations and consumers in Turkey. Given the changing dynamics of the Turkish market and regulatory framework, we continue to work towards the deployment of IP services but we have found it unnecessary to build-out a network in Turkey as originally planned. We will begin offering services in Turkey in the second quarter of 2006, once our retail service rollout is launched.

Network Strategy

Our network strategy incorporates a packet switched platform capable of interfacing with Internet protocols and other platforms including Time Division Multiplexing (TDM). This is key to providing the flexibility needed to accommodate the many protocols used to transport voice and data today. We continually evaluate, and where appropriate, deploy additional communications technologies such as Multi-Protocol Label Switching (MPLS) and Any Transport over MPLS (ATOM), which handle information transport in a more efficient fashion than other earlier technologies such as frame relay and ATM.

The core of our network design is a packet-based switching system that accommodates VoIP and traditional voice, Internet, data and video services. Packet-based networking is considerably more efficient than circuit-switched systems because it can disperse packets (information) in many directions and then reassemble them at the destination. This makes much more efficient use of available facilities when compared to circuit-based systems. We believe that this design offers an extensible platform to support envisioned growth. The network design is intended to embrace emerging technologies as they become available. The network architecture is highly distributable and supports geographical expansion outside of the United States and, if necessary, can deliver packet technology to every part of the network.

We are currently using a Veraz “Softswitch”, ECI I-Gate, Cisco, and Nuera Orca media gateways, and carrier class Cisco routers and switches on a fiber-based gigabit Ethernet backbone to transport voice, data, video, and Internet traffic. Softswitch is a generic term that refers to a new generation of telecommunications switching equipment that is entirely computerized and based on software processes that execute entirely on off-the-shelf servers. This provides us with call control and routing capabilities to further enhance services and performance available to our clients.

We have deployed back-office systems and services platforms that will enable us to offer our customers a wide-array of VoIP services and features, including subscription-based calling plans, free on-net calling via a directed SIP peer-to-peer services platform, advanced feature packages, conferencing, and unified messaging. This development of an extensive scalable back-office will also serve to reduce our dependence on other communication carriers.

We have completed the infrastructure build out of the major network elements and are currently in the process of finalizing the development, integration and testing of our new services. We anticipate that our retail service rollout will be launched prior to the end of the second quarter of 2006.

We recently acquired proprietary intellectual property of a Directed SIP Peer-to-Peer (DSP) technology that will allow us to enter the free service market. This technology allows Directed Peer-to-Peer Internet phone connections between SIP enabled devices without the need to route the call through a network of third-party computers, as typically occurs in peer-to-peer environment.

Benefits of the Fusion Distributed Network Architecture

Historically, most large international communications networks required investment and implementation of self-contained switching hardware that, in turn, could then be connected with other comparable equipment nodes via leased lines or other forms of networking. Examples of these would include equipment such as large traditional carrier switching equipment. All of the intelligence and functionality has to be replicated in each major location.

We, however, have implemented an environment that we believe is far more flexible, adaptable, and less costly than the legacy systems in use by some of our competition. Our Softswitch environment permits us to centrally control our network and service offerings from one location yet deploy gateways that interface with customers and vendors in remote locations. Each remote gateway is able to deliver our service suite even though the intelligence is centrally located in our New York facility.

Instead of needing duplicative and expensive infrastructure in every location, we economize by allowing multiple disparate network equipment to be centrally managed. We believe that we can capitalize on market opportunities that would previously have been unadvisable due to the expense of deployment and associated marketplace risks.

Capacity

In traditional telecommunications systems, capacity is a function of equipment and software. Because of its modular architecture, Softswitch capacity is much less dependent on hardware. We believe that our Softswitch environment will enable us to expand our capacity to handle traffic and our geographic reach with greater ease in the future.

Ease of Modular Service Creation

Traditional telecommunications switching systems are not easily modified to incorporate new features and functionality. Because our Softswitch environment is entirely computer driven, our systems are flexible and designed for the addition of features. We intend to expand our service offerings by integrating additional hardware and software systems.

Our distributed architecture and flexible technology platform allows us to roll out new services in a shorter period of time than many traditional telecommunication companies.

Ease of Deployment

As we continue to penetrate emerging markets, we will seek to establish regional points of presence that are then connected to our New York facility. To facilitate this, we have created a standard concept for the deployment of a point of presence in a remote region. These regional points of presence will enable our VoIP services set to be offered and delivered from remote locations while the intelligence and management of the services are in our New York facility. This modular approach allows us to respond and deploy our services rapidly. We currently maintain one point of presence in Latin America, the Caribbean, and the Middle East, two points of presence in the United States and five points of presence in Asia. We are generally required to establish additional points of presence where the partner or vendor does not have the necessary equipment, where it is a requirement pursuant to a license agreement or where we garner a large user base in a given country.

Competition

The international communications industry is highly competitive and significantly affected by regulatory changes, technology evolution, marketing strategies, and pricing decisions of the larger industry participants. In addition, companies offering Internet, data and communications services are, in some circumstances, consolidating. We believe that service providers compete on the basis of price, customer service, product quality, brand recognition and breadth of services offered. Additionally, carriers may compete on the basis of technology. Recently, we have seen carriers competing on their ability to carry VoIP. As technology evolves and legacy systems become an encumbrance, we expect carriers to compete on the basis of technological agility, their ability to adapt to, and adopt, new technologies.

In the area of VoIP we compete with companies such as Vonage, 8X8, Deltathree, Net2Phone, Skype, Dialpad and Mediaring. This business segment is marketing-intensive and does not have high barriers to entry. While we believe our distribution relationships and marketing skills provide us with a competitive advantage, our competitors generally have more resources and more widely recognized brand names.

We compete with several emerging international carriers, many of whom are in or entering the VoIP market, among which are Primus Telecommunications Group, Teleglobe International Holdings Ltd (which completed its merger with IP-telephony pioneer ITXC in May 2004), and IDT Corporation. We also compete with non-U.S. based emerging carriers. For example, in India, we compete with Bharti Tele-Ventures, Reliance Telecom and Data Access, all of which are larger, better capitalized and have broader name recognition than Fusion. Many of these competitors are becoming increasingly focused on emerging markets as they seek to find higher margin opportunities. Many of these carriers are also focused on voice carriage but may become increasingly focused on providing private networks and other Internet protocol services.

We also compete within the “Free Service” segment of the VoIP market, which is also a rapidly growing market segment. The current market leader in this segment is Skype, who claims to have over 50 million registered users for its free service. Other major players moving into this segment include Yahoo, Google, and MSN. Each of these companies offers an instant messenger (IM) service that incorporates the ability to make free computer-to-computer voice calls between registered users.

By comparison, we are targeting individuals who are more focused on telephony applications than enhanced IM applications, and will offer the ability to make calls between any combination of computer, IP phones, and analog phones connected to an ATA device. In fact, there is no need to have a computer turned on, or even own a computer, to use our free service. We believe that the this service will not only generate significant interest among users, but that it will also generate a steady stream of customers interested in upgrading to enhanced capabilities (e.g. voice mail or off-net calling) or to our subscription service offerings.

In each country where we operate, there are numerous competitors, including VoIP service providers, wireline, wireless and cable competitors. We believe that as international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984 and the Telecommunications Act of 1996. Prices for long distance voice calls in the markets in which we compete have been declining and are likely to continue to decrease. In addition, many of our competitors are significantly larger, control larger networks, and have substantially greater financial, technical and marketing resources.

We compete with business-oriented Internet access providers, including AT&T, Verizon, Qwest, and Cable & Wireless. These providers may offer both wholesale and retail Internet connectivity and are considerably larger than us and have greater brand recognition.

We have been unable to identify any direct and comprehensive competitors that deliver the same suite of services to the same markets with the same marketing strategy as we do. We compete with many different providers in various aspects of our Business Plan, but have found none that directly offer the same breadth of services focused on emerging markets. Some of our competitive advantages include:

•	A full suite of services that complement our VoIP service offerings as opposed to a single offering;
•	The ability to offer prepaid, monthly recurring service plans and free service to customers using broadband or dial-up Internet access;
•	Our focus on emerging markets in Asia, the Middle East, Africa, Latin America and the Caribbean;
•	Customers will be able to make calls between any combination of computers, Internet connected telephones, wireless devices, and other SIP-enabled hardware;
•	An international partnership and distribution model which provides for faster service deployment, reduced capital requirements and cost-efficient service delivery;
•
Recently acquired Directed SIP Peer-to-Peer technology that allows us to expand our existing suite of paid service offerings and incorporate a free call service to accommodate that growing market segment; and,

•	A strategy of using local partners to enable us to access new markets, secure or obtain communication licenses, enhance distribution and provide local customer support.

At this time, we are unable to provide quantified disclosure regarding our market share in the markets in which we operate. As is common with emerging markets, the aggregate market for our products and services is usually not known until feasibility studies containing a wide range of demographic variables are conducted. We are not aware of any studies that presently exist which provide sufficient data for us to determine our market share.

Government Regulation

Generally, in the United States, we are subject to varying degrees of federal, state and local regulation and licensing, including that of the Federal Communications Commission. Internationally we also encounter similar regulations from foreign governments and their telecommunications/regulatory agencies. At each of these levels, there are significant regulations, fees and taxes imposed on the provision of telecommunications services in our business.

We cannot assure that the applicable U.S. and foreign regulatory agencies will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations or pursuant to applicable regulations. If authority is not obtained or if our pricing, and/or terms or conditions of service, are not filed, or are not updated, or otherwise do not fully comply with the rules of these agencies, third parties or regulators could challenge these actions and we could be subject to forfeiture of our license, penalties, fines, fees and costs.

The U.S. Federal Government and state authorities have the power to revoke our regulatory approval to operate internationally, interstate, or intrastate, or to impose financial penalties, statutory interest and require us to pay back taxes or fees if we fail to pay, or are delinquent in paying, telecommunications taxes or regulatory fees or fail to file necessary tariffs or mandatory reports. We are currently, and have been, delinquent in such financial, filing and reporting obligations and required filings in the past including, but not limited to, Federal Communications Commission and Universal Service Fund reports and payments.

During July 2004, the United States Senate continued to consider how it might apply regulations to VoIP. The VoIP Regulatory Freedom Act of 2004 exempts VoIP service from state taxes and regulations and defines it as a lightly regulated information service for U.S. government regulators. This does not, however, remove the uncertainty of regulatory impact within the United States. For example, the bill reserves the ability for states to require VoIP to provide 911 services, to require VoIP providers to contribute to state universal service programs, and to pay intrastate access charges to other telecom providers.

On April 24, 2004, the FCC rendered a decision on the AT&T Petition for Declaratory Ruling (WC Docket No. 02-361) pending before them. The FCC determined that where 1+ calls were made from regular telephones, converted into an Internet protocol format, transported over the AT&T Internet backbone, and then converted back from IP format and delivered to the called party through the local exchange carrier local business lines (not Feature Group D trunks), the service was a “telecommunications service” for which terminating access charges were due the local exchange carrier. In its decision, the Commission stated that, under the current rules, the service provided by AT&T is a “telecommunications service” upon which interstate access charges may be assessed against AT&T. The FCC limited its decision to the specific facts of the AT&T case where the type of service involved ordinary Customer Premise Equipment (CPE) with no enhanced functionality, the calls originated and terminated on the public switched telephone network, and the calls underwent no net protocol conversion and provided no enhanced functionality to the end user due to the provider’s use of Internet protocol technology. In fact, in the AT&T case the customer was completely unaware of AT&T’s use of IP technology in transporting the call.

Although the FCC determined the services provided by AT&T to be a telecommunications service subject to interstate access charges rather than information services not subject to such charges, they did not make a determination regarding the regulatory status of phone-to-phone VoIP or its exposure to Universal Service Fund (USF), 911, Communications Assistance for Law Enforcement Act (CALEA) or any other public policy issues. The FCC further qualified the decision by stating that they “in no way intend to preclude the Commission from adopting a different approach when it resolves the IP-Enabled Services rulemaking proceeding or the Intercarrier Compensation rule making proceeding.” (Developing a Unified Intercarrier Compensation Regime, CC Docket No. 01-92, Notice of Proposed Rulemaking, 16 FCC Rcd 9610 (2001) (Intercarrier Compensation)).

As of March 2006, certain VoIP services that we plan to offer within the United States (Interstate) might be subject to USF charges or other public policy regulation. These services will be subject to 911/E911 and CALEA regulations, for which we have purchased the necessary equipment in order to be in compliance.

Some states have tried to directly regulate VoIP services on an intrastate basis, but these attempts have, so far, not held up to court challenges. Many states are holding forums to research the issues surrounding VoIP. Some are encouraging or even requesting that VoIP providers subject themselves to public service commission jurisdiction and obtain certification as telephone companies. Most are hesitant to act until a final determination is made by the FCC, but some have voluntarily done so.

It is uncertain when or how the effects of such regulation would affect us, nor is it understood if other countries will seek to follow suit. If additional regulation does occur, the FCC, any state or any country may impose surcharges, taxes or additional regulations upon providers of VoIP. The imposition of any such additional fees, charges, taxes and regulations on Internet protocol service providers could materially increase our costs and may limit or eliminate the competitive pricing we currently enjoy.

Intellectual Property and Trademarks

On February 15, 2006, we entered into an Intellectual Property Transfer Agreement with Xtreme VoIP Corp. pursuant to which we purchased a software application and other intellectual property rights relating to a VoIP software solution that will allow Directed Peer-to-Peer Internet phone connections between SIP-enabled devices without the need to route the calls through a network of third-party computers, as typically occurs in a peer-to-peer environment.

The purchase price was $600,000, of which $60,000 is payable in cash, $180,000 is payable in cash or stock on or before the third anniversary of the Agreement, depending upon the attainment of subscriber milestones. On the fourth anniversary of the Agreement, we have the option of either paying the remaining consideration or reverting the Agreement and the Intellectual Property back to Xtreme while retaining a perpetual non-exclusive, paid-up, royalty free license to utilize and sub-license the Intellectual Property. Any royalties paid to Xtreme or gains in the market value of stock received by Xtreme based on the last closing price of an aggregate of 30 days during the four year period when Xtreme is free to sell such shares with the highest market value, shall be applied to the remaining consideration. In the event that we license the Intellectual Property as a product to third parties, but not a sale of the Intellectual Property in its entirety, until the sixth (6th) anniversary of this Agreement, Xtreme will be entitled to receive a royalty equal to 20% of software sales sold by us.

Fusion has a US patent application pending regarding this application.

We have several trademarks and service marks, all of which are of material importance to us.

The following trademarks and service marks are registered with the United States Patent Trademark Office:

1.	Fusion Telecommunications International
2.	FTI
3.	Diamond / Block Logo
4.	Diamond Logo
5.	Fusion
6.	Fusion Telecom
7.	efonica (logo)
8.	Efonica

The following trademarks and service marks are filed with the United States Patent Trademark Office and are currently in registration process:

1.	Fusion Tel
2.	Fusion (logo)
3.	HEAR THE DIFFERENCE

The telecommunications markets have been characterized by substantial litigation regarding patent and other intellectual property rights. Litigation, which could result in substantial cost to and diversion of our efforts, may be necessary to enforce trademarks issued to us or to determine the enforceability, scope and validity of the proprietary rights of others. Adverse determinations in any litigation or interference proceeding could subject us to costs related to changing names and a loss of established brand recognition.

Employees

As of December 31, 2005, we had 92 employees in Fusion Telecommunications International, Inc., and none of our employees are represented by a labor union. We consider our employee relations to be good, and we have never experienced a work stoppage.

Confidentiality Agreements

All our employees have signed confidentiality agreements, and it is our standard practice to require newly hired employees and, when appropriate, independent consultants, to execute confidentiality agreements. These agreements provide that the employee or consultant may not use or disclose confidential information except in the performance of his or her duties for the company, or in other limited circumstances. The steps taken by us may not, however, be adequate to prevent the misappropriation of our proprietary rights or technology.

PROPERTIES

We are headquartered in New York, New York and lease offices and space in a number of locations. Below is a list of our leased offices and space as of March 31, 2006.

Location	Lease expiration	Annual Rent		Purpose	Approx. sq. ft
420 Lexington Avenue, Suite 1718-22 New York, New York 10170	October 2015	$428,000	(1)	Lease of principal executive offices	9,000

75 Broad Street New York, New York 10007	March 2010	$615,000	(2)	Lease of network facilities	15,000

1475 W. Cypress Creek Road Suite 204 Fort Lauderdale, Florida 33309	May 2014	$164,000	(3)	Lease of network facilities and office space	13,100

Premises GO2- GO3 Building No. 9 Dubai Internet City Dubai, United Arab Emirates	December 2006	$42,000		Lease of office space	1,300

Kingston, Jamaica 30-36 Knutsford Boulevard Kingston 5, Jamaica	May 2010	$31,000	(4)	Lease of office space	5,600

(1)	This lease is subject to gradual increase to $509,000 from years 2007 to 2015.
(2)	This lease is subject to gradual increase to $673,000 from years 2007 to 2010.
(3)	This lease is subject to gradual increase to $215,000 from years 2007 to 2014.
(4)
This lease is subject to increase from May 2006 by 10% more than the change in the CPI, or the previous lease year provided that no increase shall exceed 12.5% of the previous years’ rent or fall below 5% of the previous years’ rent.

We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available to meet our development and expansion needs in existing and projected target markets.

LEGAL PROCEEDINGS

On May 28, 2003, Jack Grynberg, et al., an investor in one of our private offerings, filed a complaint with the Denver District Court, State of Colorado (Jack Grynberg, et al v. Fusion Telecommunications International, Inc., et al, 03-CV-3912) seeking damages in the amount of $400,000 for the purchase of an interest in Fusion’s 1999 private placement offering of subordinated convertible notes through Joseph Stevens & Company, Inc., a registered broker dealer. This complaint asserted the following claims for relief against us: Breach of Fiduciary Duty, Civil Theft, Deceptive Trade Practices, Negligent Misrepresentation, Deceit Based on Fraud, Conversion, Exemplary Damages and Prejudgment Interest. On June 25, 2004, we filed with the Court our Motion to Dismiss, which was granted. We were awarded attorneys’ fees by the court. The plaintiffs have filed an appeal of the motion, which is pending.

On March 30, 2006, an equipment vendor, filed a complaint with the Circuit Court in Broward County, State of Florida seeking damages in the amount of $1,379,502 allegedly due on two promissory notes plus accrued interest through March 1, 2006 and attorney costs. Management will assert a counterclaim against the vendor and intends to vigorously defend the action. Our legal counsel has advised that, at this stage, they cannot accurately predict the likelhood of an unfavorable outcome or quantify the amount or range of potential loss, if any. Accordingly, with the exception of amounts previously accrued by us under the capital lease arrangement, no adjustment that may result from resolution of these uncertainties has been made in our accompanying financial statements.

Due to the regulatory nature of the industry, we are periodically involved in various correspondence and inquiries from state and federal regulatory agencies. Management does not expect the outcome of these inquiries to have a material impact on our operations or financial condition.

MANAGEMENT

The following tables set forth information concerning our directors, executive officers, and other key members of senior management as of the date of this prospectus. Our directors are elected to serve for one-year terms at our annual meeting of stockholders.

Directors and executive officers:

Name	Age	Position
Marvin S. Rosen	65	Chairman of the Board of Directors
Matthew D. Rosen	34	President, Chief Executive Officer and Director
Roger Karam	38	President of VoIP Services
Joel H. Maloff	55	Executive Vice President & Chief Technology Officer
Charles Whiting	54	Senior Vice President, Operations, Engineering and Information Systems
Gordon Hutchins, Jr.	57	Executive Vice President, Operations
Eric D. Ram	55	Executive Vice President, International Business Development
Jonathan B. Rand	43	Chief Marketing Officer
Barbara Hughes	52	Vice President of Finance
Jan Sarro	51	Executive Vice President of Carrier Services
Philip D. Turits	73	Treasurer, Secretary and Director
E. Alan Brumberger	66	Director
Michael Del Giudice	62	Director
Julius Erving	56	Director
Evelyn Langlieb Greer	56	Director
Fred P. Hochberg	54	Director
Raymond E. Mabus	57	Director
Manuel D. Medina	54	Director
Dennis Mehiel	65	Director
Paul C. O’Brien	65	Director

Executive Officers and Senior Management

The following are our Executive Officers and Senior Management:

Marvin S. Rosen, co-founded the Company in 1997 and had served as our Chief Executive Officer from April 2000 to March 2006, the Chairman of our Board of Directors since November 2004, the Chairman of our Executive Committee since September 1999, Vice Chairman of the Board of Directors since December 1998 and a member of our Board since December 1998. Since November 1983, Mr. Rosen has been a Shareholder of, and currently serves as “Of Counsel” to, the national law firm of Greenberg Traurig, P.A. where he also served on the Executive Committee until June 2000. Mr. Rosen was Finance Chairman for the Democratic National Committee from September 1995 until January 1997. Currently, he serves on the Board of Directors of the Robert F. Kennedy Memorial and Terremark Worldwide, Inc. and previously was Budget and Finance Chairman for the Summit of the Americas and Chairman of the Florida Housing Finance Agency.

Matthew D. Rosen has served as our Chief Executive Officer since March 2006, President and Chief Operating Officer since August 2003, Executive Vice President and Chief Operating Officer between February 2002 and August 2003, Executive Vice President and President of Global Operations between November 2000 and January 2002 and as President, US Operations between December 2000 and November 2000, and as a director since May 2005. From 1998 to 2000, he held various management positions including President of the Northwest and New England Operations for Expanets, a $1.3 billion integrated network communications service provider. From 1996 to 1998 he was Corporate Director of Operations for Oxford Health Plans, a $4 billion health care company, where he worked on developing and executing turnaround strategies.

Prior to his role as Corporate Director of Operations, Mr. Rosen held an executive position in a start-up healthcare technology subsidiary of Oxford where he was an integral part in developing strategy and building its sales, finance and operations departments. Prior to Oxford, Mr. Rosen was an investment banker in Merrill Lynch’s corporate finance department. Mr. Rosen is the son of our Chairman of the Board of Directors, Marvin Rosen.

Roger Karam has served as President and Vice Chairman of Efonica since December 2002 and began to serve as President of Fusion’s VoIP Division in February 2005. In 1996, Mr. Karam founded DOT LB s.a.r.l., a company offering VoIP and financial services throughout Europe, the Middle East and African markets. Since 1996, DOT LB has established a large distribution channel for IP Phone-to-Phone, PC-to-Phone, and other VoIP services. Today DOT LB is the exclusive representative and consultant for Trackdata Corporation (NASDAQ:TRAC) in the regions above, a financial services company that provides direct access brokerage, real-time financial market data, news and research to institutional and individual investors.

Joel H. Maloff, Ph.D., has served as our Executive Vice President and Chief Technology Officer since December 2000. Dr. Maloff first became involved with the Internet in 1986 and has written four books and numerous articles on the Internet, business applications for the Internet, network security, and international Internet development. He has also served as advisor to former Senator Al Gore and Senator John Kyl on Internet-related issues. From September 1998 to September 1999 he served as Chief Operating Officer of Internet Operations Center. Acting as an advisor and “turn-around” expert for the Board of Directors, from May 1996 to May 1997, he served as Chief Technology Officer for VASCO Data Security, and from June 1997 to August 1998, he served as General Manager of CAI Wireless Internet. From November 1990 to December 1993, he served as Vice President-Client Services for Advanced Network & Services, which was acquired by America Online. From December 1989 to November 1990, Dr. Maloff served as the Executive Director of CICNet (the Big Ten universities research network).

Charles Whiting. has served as Senior Vice President, Operations, Engineering and Information Systems since January 2006. Mr. Whiting joined Fusion in August 2002, as Director, Network Planning and Design. From October 2002 to July 2003, he served as Director of Engineering. From July 2003 to December 2004, he served as Vice President, Engineering. From December 2004 to December 2005, he served as Vice President, Engineering and IT. Mr. Whiting has been involved in the Telecommunications Industry for over 25 years. Prior to joining Fusion, Mr. Whiting was Technical Services Vice President at NetSpeak Corporation, a leading-edge developer of software products for VoIP service providers. At Qwest Communications, he led the Advanced Services Engineering team that designed and implemented Qwest's first production VoIP network. Mr. Whiting was Senior Consulting Systems Analyst at the Online Computer Library Center, Inc. specializing in Software Development Methods, Quality Assurance, and Quality Control.

Gordon Hutchins, Jr. has served as Executive Vice President, Operations, since December 2005. Prior to joining Fusion, Mr. Hutchins served as President and CEO of SwissFone, Inc., an international telecommunications carrier headquartered in Washington, D.C. He joined SwissFone in March 2005, following the company’s acquisition by Alliance Group Holdings, Inc. Before SwissFone, Mr. Hutchins was President and CEO of STAR Telecommunications, Inc., an $800 million publicly-traded international telecommunications carrier based in Santa Barbara, California. He joined STAR in March 2001 following the resignation of the former CEO and the filing of a bankruptcy petition. He restructured the company and, in August 2002, was confirmed by the bankruptcy court as the Liquidating Trustee of the STAR Creditors’ Liquidating Trust. Prior to STAR, Mr. Hutchins was President and CEO of GH Associates, Inc., a McLean, Virginia, based management consulting firm that he founded. The firm provided management consulting services to telecommunications companies throughout the world. Mr. Hutchins also founded Telecom One, Inc., a nationwide long distance carrier that he sold to Broadwing Communications, Inc., and TCO Network Services, Inc., a local wireless carrier purchased by Winstar Communications, Inc. During his early career, Mr. Hutchins held positions with MCI, McDonnell Douglas Corporation, and AT&T.

Eric D. Ram has served as our Executive Vice President, International Business Development since August 1999. Mr. Ram served as Chairman and Managing Director of The World Group of Companies, a group engaged in the development and management of communications businesses worldwide, which he founded in May 1995. From 1988 through 1995, Mr. Ram was an investor in international business ventures. From June 1986 to December 1988, he served as a Senior Vice President of US WEST Financial Services, Inc., the finance subsidiary of the Regional Bell Operating Company in the United States, which is now a subsidiary of Qwest Communications International Inc. Mr. Ram has engaged in business activities in more than 75 countries worldwide, including both developed and emerging countries in Africa, Asia, Australia, Europe and Latin America. In addition to his business background, Mr. Ram is a lawyer having graduated first in his class and Magna Cum Laude from law school. He also is a Certified Public Accountant.

Jonathan B. Rand has served as Chief Marketing Officer since March 2006. Prior to joining Fusion, Mr. Rand was the Chief Executive Officer and Managing Partner of Indigo Capital Advisers LLC and Eretz Business Alliance LLC, two management consulting and capital companies founded in partnership with IDT. He joined Indigo Capital Advisers in May 2004 and Eretz Business Alliance in November 2002. Indigo provided sales and financial consulting services to three IDT divisions and other US companies, and Eretz provided similar services to Israeli hi-tech companies seeking to enter the U.S. market. From January 1998 to October 2002, Mr. Rand was the Executive Vice President of International Sales & Treasurer of Net2Phone, Inc. Mr. Rand joined IDT Corp as one of its founding executives in June 1992, and has held various senior executive roles in both  IDT  Corp. and  Net2Phone, Inc. Prior to IDT, Mr. Rand founded and grew a  consumer magazine targeted to college students, Campus Connection, to a national circulation of 1.2 million readers.

Barbara Hughes has served as our Vice President of Finance since June of 2003, Vice President of Operations Finance between December of 2000 and June of 2003, and Finance Director from December 1999 until December of 2000. From 1996 to 1999, Ms. Hughes held various financial management positions within the international telecommunications industry including Director of Finance for TresCom International and Primus Telecommunications. Ms. Hughes also held several positions in Finance at Federal Express Corporation from 1980 to 1996, including Regional Finance Manager for Central Region Operations in the U.S. Domestic Operations and later as Finance Director of the Latin American Division.

Jan Sarro has served as the Executive Vice President of Carrier Services since April 2005, and as Vice President of Sales and Marketing since March 2002. Prior to joining us, Ms. Sarro was the President of the Americas for Viatel, Inc., a global, facilities-based communications carrier and has over 20 years of experience in developing telecommunications solutions for international businesses and carriers worldwide. At Viatel, Ms. Sarro grew annual carrier revenues from $20 million to $160 million in under two years, and built a $140 million sales organization to market Internet access, corporate networks and international voice services to multinational corporations in the United States and Latin America. Ms. Sarro has also held senior executive marketing and sales management positions at WorldCom as well as the international record carriers FTC Communications and TRT Communications.

Philip D. Turits has served as a director since September 1997 and as our Secretary since October 1997, Treasurer since December 1998, co-founded the Company in September 1997 and served as Vice Chairman from December 1998 to December 1998. From September 1991 to February 1996, Mr. Turits served as Treasurer and Chief Operating Officer for Larry Stuart, Ltd., a consumer products company and prior to 1991, he served as President and Chief Executive Officer of Continental Chemical Company.

BOARD OF DIRECTORS

E. Alan Brumberger has served as a director since December 1998. He formerly was a partner in Andersen & Co. and its predecessor firms, from 1997 to 2004. From 1995 through 1997, he was a Managing Director of the Taylor Companies and from 1994 through 1995 a Managing Director of Brenner Securities, Inc. From 1983 through 1990, Mr. Brumberger was a Managing Director of Drexel Burnham Lambert and a member of the Underwriting and Commitment Committees. Prior to that, he was a Managing Director of Shearson American Express and a partner at Loeb, Rhoades & Co., a predecessor of Shearson American Express. Mr. Brumberger served for three years as President and Chief Executive Officer of Shearson American Express International Limited, the firm’s international investment banking business in London.

Michael J. Del Giudice has served as a director since November 2004. He is a Senior Managing Director of Millennium Credit Markets LLC and Senior Managing Director of MCM Securities LLC, both of which he co-founded in 1996. Mr. Del Giudice also serves as Chairman and Chief Executive Officer of Rockland Capital Energy Investments LLC, founded in April 2003. Mr. Del Giudice is a Member of the Board of Directors of Consolidated Edison Company of New York, Inc., and is currently Chairman of the Audit Committee and a Member of its Planning and Executive Compensation Committees. He is also a Member of the Board of Directors of Barnes & Noble, Inc., and a Member of the Board of Trustees of the New York Racing Association. He also serves as Chairman of the Governor’s Committee on Scholastic Achievement. Mr. Del Giudice was a General Partner and Managing Director at Lazard Frères & Co. LLC from 1985 to 1995. From 1983 to 1985, Mr. Del Giudice was Chief of Staff to New York Governor Mario M. Cuomo. He served from 1979 to 1981 as Deputy Chief of Staff to Governor Hugh L. Carey and from 1975 to 1979 as Chief of Staff to the Speaker of the Assembly.

Julius Erving has served as a director since June 2003. Mr. Erving has been President of the Erving Group and Executive Vice President of RDV Sports/Orlando Magic since September 1997. Mr. Erving was employed by the National Broadcasting Company between December 1994 and June 1997, and by the National Basketball Association between 1987 and September 1997. Mr. Erving is a Trustee of the Basketball Hall of Fame and has served on the Board of Directors of Saks Incorporated since 1997.

Evelyn Langlieb Greer has served as a director since January 1999. Ms. Greer is the President of Greer Properties, Inc., a Florida-based real estate development company founded in 1976. She is also a partner in the law firm of Hogan, Greer & Shapiro, P.A. Ms. Greer has been a director of City National Bank of Florida, N.A. since 2000, a member of the Board of Trustees of Barnard College since 1994 and is Vice Chair of the Columbia Law School Board of Visitors. Since 1996, Ms. Greer has served as the elected Mayor of the Village of Pinecrest, Florida.

Fred P. Hochberg has served as a director since November 2004. In 2004, he became Dean of the Robert J. Milano Graduate School of Management and Urban Policy of New School University and Chief Administrator of the graduate division. From 2001-2002, he was Senior Advisor to Mario M. Cuomo during his campaign for Governor of New York and has been a speaker on National Public Radio. From May 1998 to January 2001, Mr. Hochberg served as Deputy then Acting Administrator of the Small Business Administration, an agency elevated to Cabinet rank by President Clinton. Additionally, Mr. Hochberg served on President Clinton’s Management Council. From 1994 to 1998, he was founder and President of Heyday Company, a private investment company managing real estate, stock market investment and venture capital projects. From 1975 to 1993, Mr. Hochberg served as President and Chief Operating Officer of the Lillian Vernon Corporation, a publicly traded direct marketing corporation. Mr. Hochberg has served on numerous business and civic boards including the Democratic National Committee, the Young Presidents’ Organization, and as co-chair of the Human Rights Campaign. Mr. Hochberg is currently a trustee of New School University, The Citizens Budget Commission, FINCA, and Lillian Vernon International House at New York University.

Raymond E. Mabus has served as a director since January 1999. Mr. Mabus is Chairman of the Board of Directors of Foamex International and also manages his family timber business. From 1998 to 2002, he served as the President of Frontline Global Resources and since 1996 he has served as Of Counsel to the law firm of Baker, Donelson, Bearman and Caldwell. From 1994 to 1996 he was the United States Ambassador to Saudi Arabia and from 1988 to 1992 he was the Governor of Mississippi.

Manuel D. Medina has served as a director since December 1998. Since 1982, Mr. Medina has served as the Chairman of the Board of Directors and Chief Executive Officer of Terremark Worldwide, Inc., a publicly held operator of Internet exchanges and provider of Internet infrastructure and managed services around the world. In addition, Mr. Medina is a managing partner of Communications Investors Group. Before founding Terremark, Mr. Medina worked with PricewaterhouseCoopers LLP.

Dennis Mehiel has served as a director since May 2005. From February 1988 he served as the Chairman, CEO and principal shareholder of Sweetheart Cup Company, the nation’s largest producer of food service disposables for the away-from-home dining market, until it was acquired by Solo Cup Company in February 2004. From 1968 to 2000, Mr. Mehiel served as Chairman and CEO of Box USA, North America’s largest independent producer of corrugated packaging, and remained the company’s principal shareholder until it was acquired by International Paper Company in June 2004. Mr. Mehiel serves on the Board of Directors of United Refining Company and Westchester Medical Center.

Paul C. O’Brien has served as a director since August 1998. Since January 1995, Mr. O’Brien has served as the President of The O’Brien Group, Inc., a consulting and investment firm. From February 1988 until December 1994, he was the President and Chairman of New England Telephone (a subsidiary of NYNEX), a telecommunications company. Mr. O’Brien also serves on the Board of Directors for Cambridge NeuroScience, Inc., Merlot Communications, Renaissance Worldwide, Inc., Mangosoft, Inc., Essential.com, eYak.com, Spike Technologies, and Mind Grow (formerly Interactive Education).

ADVISORY BOARD

We have the benefit of an advisory board, which provides us advice and general assistance concerning the business of the company. The advisory board may be compensated for the business they generate for the company and may be eligible to participate in the company’s stock option plan. Our advisory board members include:

John H. Sununu Mr. Sununu serves as Chairman. He is currently the President of JHS Associates, Ltd. and was formerly a partner in Trinity International Partners, a private financial firm. From 1989 through 1992, Governor Sununu served President Bush as Chief of Staff and as Counselor to the President. Prior to that, Governor Sununu served three consecutive terms as Governor of New Hampshire. Governor Sununu also serves on the Board of Directors of Kinark Corporation.

Patrick A. Bello Mr. Bello is the co-founder, President and CEO of Belldon Development, LLC, an oceanfront real estate development company. Prior to founding Belldon, Mr. Bello was co-founder, President and CEO of Topline Group, LLP, a professional services company. From February 1998 to September 1999, Mr. Bello served as President and CEO of Fusion Telecommunications International, Inc. Mr. Bello has also provided consulting services to other telecommunications companies in both the United States and the Caribbean. He co-founded a telecommunications company that was sold to GE Capital Communications Services and then served as President and COO of the combined entity. Mr. Bello has also started companies in the systems integration field, one of which was sold to a NYSE listed company.

Alan M. Braverman Mr. Braverman is an executive advisor and merchant banker. He has been an Institutional Investor and Wall Street Journal ranked analyst and Managing Director in the Technology, Media and Telecommunications sectors for several investment banks, as well as a Managing Director for US Trust where he was responsible for private equity investments in the communications industry. Previously, he served as President at NBC Internet, majority owned and later acquired by General Electric. Prior to that, Mr. Braverman was also a senior manager at US West (Qwest) where he founded and ran the company’s first Internet business and launched its Russian cellular telephone company.

Jack Rosen Mr. Rosen is the chief executive of several commercial and residential real estate firms. His business interests include investments in healthcare, cosmetics and telecommunications. Mr. Rosen is Chairman of the American Jewish Congress. He is very active in government and political affairs. Mr. Rosen has also served on numerous presidential commissions and delegations and has personal relationships with the leaders of numerous countries throughout the world. Jack Rosen is not related to Matthew Rosen or Marvin Rosen.

Kenneth I. Starr Mr. Starr had served as a director from December 1998 to December 2004. Since its founding in 1989, Mr. Starr has served as the Chairman and Chief Executive Officer of Starr & Company, a New York City-based accounting and business management firm. From April, 2000 to May, 2003, Mr. Starr served as a member of the board of directors of Terremark Worldwide, Inc.

Joseph R. Wright, Jr. Mr. Wright is President and Chief Executive Officer of PanAmSat, Inc., one of the largest providers of satellite/fiber communications services around the globe. Prior to becoming Chief Executive Officer in 2001, he was Chairman of GRC Intl., Inc., a public company that provided advanced IT technologies to government and commercial customers, and was sold to AT&T in 2000. He was also Co-Chairman of Baker & Taylor Holdings, Inc., an international book/video/software distribution company. From 1989-1994, he was Executive Vice President and Vice Chairman of W. R. Grace Company, a global chemicals and material company. In the 1980’s, he served in the U.S. Government under President Reagan as Deputy Secretary of Commerce, and then as Deputy Director and Director of the Office of Management and Budget in the Executive Office of the President and a member of the Cabinet. Prior to his time in Washington, he was President of two Citibank subsidiaries and was a partner of Booz, Allen and Hamilton. Mr. Wright currently serves on the Board of Advisors/Directors of AT&T Government Solutions, Titan Corporation, Proxim, Barington Capital, Terremark Worldwide, and Verso Technologies. He is a member of the Federal Communication Commission’s Network Reliability and Interoperability Council as well as the Media Security and Reliability Council, and was on former President Bush’s Export Council, and the current President Bush’s Commission on the U.S. Postal Service Reform. He is a member of the Council on Foreign Relations, Council for Excellence in Government, Chief Executives Organization, Committee for a Responsible Federal Budget and the New York Economic Club.

BOARD COMMITTEES

Audit Committee. Our audit committee’s main function will be to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•
reviewing analyses prepared by our management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing the independence of the independent auditors;

•
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

•	selecting and recommending the appointment of the independent auditor to the board of directors, which firm is ultimately accountable to the audit committee and the board of directors; and

•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees.

The members of our audit committee are Paul C. O’Brien, Chairman; Evelyn Langlieb Greer, Raymond E. Mabus and Michael Del Giudice, each of whom is a non-employee member of our board of directors. Michael Del Giudice will be our audit committee financial expert as currently defined under SEC Rules. Our board has determined that each of the directors serving on our audit committee is independent within the meaning of the Rules of the SEC and the listing standards of the American Stock Exchange. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation and Nominating Committee. Our compensation and nominating committee’s main function will be (i) to review and recommend to our board compensation and equity plans, policies and programs and approve executive officer compensation, and (ii) to review and recommend to our board the nominees for election as directors of the company and to review related Board development issues including succession planning and evaluation. The members of our compensation and nominating committee are Michael Del Giudice, E. Alan Brumberger and Manuel D. Medina, each of whom is a non-employee member of our board of directors. Our board has determined that each of the directors serving on our compensation and nominating committee is independent within the existing standards of the American Stock Exchange.

Strategic and Investment Banking Committee. The members of our strategic and investment banking committee are E. Alan Brumberger, Chairman; Manuel D. Medina, Marvin S. Rosen and Philip D. Turits. Our strategic and investment banking committee evaluates and recommends investment strategies with investment banks and brokerage houses and assists in the evaluation of possible acquisitions and mergers.

Director Compensation

We have granted to each of our directors options to purchase 41,429 shares of our common stock, under our 1998 stock option plan. These options have an exercise price per share of $ 4.38 with respect to 21,249 options and $2.46 with respect to 20,000 options. These options will vest within six (6) months of grant and must be exercised within three (3) years of grant. We also reimburse our directors for out-of-pocket expenses associated with their attendance at Board of Directors’ meetings.

Code of Conduct and Ethics

On November 1, 2004, we adopted a Corporate Code of Conduct and Ethics applicable to all employees and directors of the Company, including our principal executive officer and principal financial and accounting officer. Disclosure regarding any amendments to, or waivers from, provisions of the Code of Conduct and Ethics that apply to our directors, principal executive, and principal financial officer will be included in a Current Report on Form 8-K within five business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of The American Stock Exchange.

Limitations on Liability and Indemnification Matters

We are a Delaware corporation and are governed by the Delaware General Corporation Law. Delaware law authorizes Delaware corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity authorized by Delaware law also applies to any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity. Indemnification applies against liability incurred in connection with an indemnifiable proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of Delaware law require indemnification of a director, officer, employee or agent who has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Delaware law is not exclusive and is in addition to any other rights granted to officers and directors under the certificate of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation.

Our certificate of incorporation provides for the elimination, to the fullest extent permissible under Delaware law, of the liability of our directors to us for monetary damages. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief. Our bylaws also provide that we shall indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as a director or as an officer, other than liabilities arising from certain specified misconduct. We are required to advance all expenses incurred as a result of any proceeding against our directors for which they could be indemnified, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Currently, we are not aware of any pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ours based on the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

The following table presents certain summary information for the year ended December 31, 2005 concerning compensation earned for services rendered in all capacities by our Chief Executive Officer and our other four most highly compensated executive officers.

	Annual Compensation			Long-Term Compensation Awards Securities Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option/SAR’s	Compensation ($)
Marvin S. Rosen, Chairman of the Board	2005	—	—	20,000	—
and Chief Executive Officer (1) (2)	2004	—	—	21,429	—
	2003	—	—	7,143	—

Matthew D. Rosen, President	2005	250,000	137,500	—	—
and Chief Operating Officer (1)	2004	180,000	—	342,858	—
	2003	170,000	—	—	—

Roger Karam, Chief Executive Officer of Efonica	2005	217,375	56,250	90,000	—
and President of VoIP Services	2004	152,905	—	40,000	—
	2003	23,584	—	—	—

Eric D. Ram, Executive Vice President,	2005	175,000	—	20,000	—
International Business Development	2004	175,000	—	96,430	—
	2003	175,000	—	—	—

Joel H. Maloff, Executive Vice President and	2005	175,000	—	10,000	—
Chief Technology Officer	2004	175,000	—	71,429	—
	2003	175,000	—	—	—

(1)	During March 2006, Matthew D. Rosen was appointed as Chief Executive Officer to succeed Marvin S. Rosen, who remains as Chairman of the Board.

(2)
Marvin Rosen has been reimbursed for certain expenses, including approximately $2,000 per month for a portion of the monthly rent for his apartment in Fort Lauderdale, Florida, which is used by certain of our executives in lieu of such executives having to incur hotel expenses.

We have entered into an employment agreement with Mr. Matthew Rosen, our President and Chief Executive Officer. This agreement was initially effective on November 11, 2004, when Mr. Rosen was President and Chief Operating Officer and expires on June 30, 2008, provided that the term shall extend for an additional one year unless terminated by either side on 90 days notice. The agreement was amended during March 2006, in connection with his promotion to Chief Executive Officer and now provides for an annual salary of not less than $350,000, with a minimum annual bonus equal to 25% of his annual salary. In the event that we achieve a positive EBITDA for two successive quarters, he will be paid a one-time bonus equal to 50% of his annual salary then in effect. In the event that the employment is terminated without cause, including by change of control, the agreement provides that Matthew will receive unpaid base salary accrued through the effective date of the termination plus any pro-rata bonus and a lump sum of 200% of his base salary and 200% of his highest annual bonus for the three years preceding his termination. The agreement also provides for a one-year non-compete provision.

In the event of a sale of the company for an amount in excess of $100 million, Mr. Rosen would receive a bonus equal to 2% of proceeds between $100 million and $200 million, 3% of proceeds between $200 million and $300 million, 4% of proceeds between $300 million and $400 million, and 5% of proceeds over $400 million.

In January 2005, we entered into an employment agreement with Mr. Roger Karam to be Chief Executive Officer of Efonica FZ-LLC and our President of VoIP Division. This agreement became effective on February 11, 2005, and expires three years from such date, provided that the term shall extend for an additional one year unless terminated by either side on 90 days notice. The agreement provided for an initial annual salary of not less than $225,000, with a minimum annual bonus equal to 25% of his annual salary. Mr. Karam shall be entitled to participate in our stock option plans and received 50,000 options with an exercise price equal to $6.45, which was the price of a share of common stock in our IPO. In the event that the employment is terminated without cause, including by change in control, the agreement provides that Roger will receive unpaid base salary accrued through the effective date of the termination plus any pro-rata bonus and 150% of his base salary in cash within thirty (30) days plus his highest annual bonus for these years. The agreement also provides for a one-year non-compete provision.

Stock Option Grants and Exercises

The following table provides certain information concerning individual grants of stock options during the year ended December 31, 2005, to the named executive officers.

Option Grants in Last Fiscal Year
Individual Grants

	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (3)	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(4)

Name					5%	10%

Marvin S. Rosen	20,000(1)	2.2%	2.46	12/21/2008	7,755	16,285
Matthew D. Rosen	—	0.0%	—	—	—	—
Roger Karam	40,000(2)	4.5%	6.45	01/14/2015	162,255	411,186
	50,000(2)	5.6%	2.46	12/21/2015	77,354	196,030
Eric D. Ram	20,000(2)	2.2%	2.46	12/21/2015	30,942	78.412
Joel H. Maloff	10,000(2)	1.1%	2.46	12/21/2015	15,471	39,206

(1)	These options vest six months from date of grant of December 22, 2005.
(2)	These options vest in three equal annual installments on each of the first through third anniversaries of the grant date.
(3)	The total number of options granted to employees for fiscal year ended December 31, 2005 was 892,566.
(4)
The dollar amounts under these columns represent the potential realizable value of each grant of option assuming that the market price of our Common Stock appreciates in value from the grant date at the 5% and 10% annual rates prescribed by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the price of Fusion’s Common Stock or the ultimate value realized by the named executive officer from stock options.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

The following table provides information regarding the options exercised by the named executive officers during fiscal 2005 and the value of options outstanding for such individuals at December 31, 2005.

	Shares Acquired on	Value	Numbers of Securities Underlying Unexercised Options/SARs at Fiscal Year End		Value of Unexercised In The Money Options/SARs at Fiscal Year End ($)(1)
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Marvin S. Rosen	—	—	21,429	20,000	—	4,400
Matthew D. Rosen	—	—	342,858	—	—	—
Roger Karam	—	—	90,000	40,000	—	8,800
Eric D. Ram	—	—	96,430	20,000	—	4,400
Joel H. Maloff	—	—	71,429	10,000	—	2,200

(1)    Based on the closing price of Fusion’s Common Stock on December 31, 2005 of $2.68.

Stock Option Plan

Our Board of Directors adopted the 1998 Stock Option Plan in May 1998, re-approved the option plan in November 1999, and in February 2000, our stockholders approved the option plan. Currently 2,680,857 shares of our common stock have been reserved for issuance under the option plan. As of the date of this prospectus, 2,680,857 options are currently outstanding.

The purposes of the option plan are: i) to enable us to attract and retain qualified and competent employees and to enable such persons to participate in our long-term success and growth by giving them an equity interest in our company; ii) to enable us to use grants of stock options in lieu of all or part of cash fees for directors who are not officers or employees, thereby aligning the directors’ interests with that of the stockholders; and iii) to provide consultants and advisors with options, thereby increasing their proprietary interest in us. Employees and directors are eligible to be granted awards under the option plan. Consultants and advisors to Fusion are eligible to be granted awards under the option plan if their services are of a continuing nature or otherwise contribute to our long-term success and growth.

The option plan is administered by our compensation and nominating committee of the board of directors. The committee may adopt, alter, or repeal any administrative rules, guidelines, and practices for carrying out the purposes of the option plan, and its determination, interpretation, and construction of any provision of the option plan are final and conclusive. The committee has the right to determine, among other things, the persons to whom awards are granted, the terms and conditions of any awards granted, the number of shares of common stock covered by the awards, and the exercise prices and other terms thereof.

The exercise price, term, and exercise period of each stock option is fixed by the committee at the time of grant. No incentive stock option shall (i) have an exercise price that is less than 100% of the fair market value of the common stock on the date of the grant, (ii) be exercisable more than 10 years after the date such incentive stock option is granted, or (iii) be granted more than 10 years after the option plan is adopted by the Board.

Most options held by employees vest over three or four years. Options held by consultants and non-employee directors can vest immediately in some cases. In certain cases, we have agreed to extend the duration of options granted to non-employee directors. In April 2002, the board of directors reduced the exercise price for all options to current employees with exercise prices above $8.75 per share to $8.75 per share and the vesting period from five years to four years.

In July 2004, the Company’s stock option committee approved the issuance of 446,057 options to employees who had been previously granted stock options. Each employee received new options equal to 50% of their existing options priced at $3.15 per share and 50% at $4.38 per share, both with a four year vesting period and furthermore received credit for the vesting time on previously issued options, and the original options were cancelled if not exercised within six months and one day of the issuance of the new options.

In addition, during July 2004, the Company’s stock option committee approved the issuance of 667,686 options to employees, consultants and Board members at a price of $4.38 per share.

We increased the amount of shares issuable under the option plan to an amount equal to 13% of the shares outstanding immediately prior to the IPO. We have agreed with the representative of the underwriters that we will not increase the number of shares subject to the Option Plan or adopt any other stock award plan for two years after February 11, 2005. The options previously held by each option holder who were issued new options were cancelled or expired 6 months and one (1) day from July 14, 2004. The vesting schedule varies by individual depending on the number of years employed with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Officer and Director Loans to Company

Marvin Rosen, our Chairman of the Board, had total notes outstanding of $751,320 representing loans previously made to the Company with interest between 4.75% and 9.25%. As of December 31, 2004, the demand, promissory, and convertible notes had accrued unpaid interest in the amount of $322,112. Our indebtedness to Mr. Rosen was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005, with the exception of a promissory note which bore interest at the rate of 8.0% per annum with monthly payments followed by a balloon payment due in June of 2005. The principal of this note was repaid during May 2005.

Philip Turits, our Treasurer had total notes outstanding of $436,161 representing loans previously made to the Company. The interest rate of these demand notes was between 4.75% and 9.25%. As of December 31, 2004, these demand, promissory, and convertible notes had accrued unpaid interest of $129,955. Our indebtedness to Mr. Turits was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005, with the exception of a promissory note which bore interest at the rate of 8% per annum with monthly payments followed by a balloon payment due in June of 2005. The principal of this note was repaid during May 2005.

On January 25, 2001, a trust controlled by Evelyn Langlieb Greer, loaned us $1,000,000. This loan was due on July 15, 2001 and bore interest at the rate of 13% per annum. In addition, the Trust received 85,715 warrants to purchase our common stock in connection with this and other loans. In November 2004, all principal and interest owing to the Trust was repaid. In addition, Ms. Greer personally loaned our Pakistan joint venture $250,000 which bore interest at the rate of 15% per annum. In January 2004, $148,000 of this note was converted into 1,644 shares of series C preferred stock at a conversion price of $90 per share. The balance of this loan was due on demand. As of December 31, 2004, this loan had accrued unpaid interest in the amount of $63,512. Our indebtedness to Ms. Greer was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005.

From August through December 2002, and again in April 2003, Lisa Ornburg Turits, wife of Philip Turits, loaned us an aggregate of $265,000. Of these loans, $175,000 was secured by a portion of our Letter of Credit associated with the leasehold of our premises located at 75 Broad Street and the remainder, are demand loans. Of these notes, $53,897 has been repaid and $9,313 was converted to a new note, transferred to Philip Turits and converted into 103 shares of series C preferred stock at $90 per share. In addition, Michael Turits, son of Philip Turits, loaned the company $80,000 in April of 2001. The loan was due on demand and bore interest at the rate of 12% per annum. In December 2001, Michael Turits converted $40,000 into 4,000 shares of series A Preferred stock at a conversion price of $10 per share, which in April 2001 was converted into 4,572 shares of common stock at $8.75 per share. In February 2003, $10,000 of that loan was repaid. In aggregate, the notes of Michael Turits had accrued interest of $18,710, and Lisa Turits had accrued interest of $3,195 as of December 31, 2004. The principal and interest balance of these loans that aggregated $253,695 as of December 31, 2004, was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005.

Other Transactions

We have an informal verbal agreement with Mr. John H. Sununu, the Chairman of our Advisory Board, pursuant to which Mr. Sununu will be compensated for any international business relationships, which Mr. Sununu assists us in developing. The amount, form and terms of any such compensation will depend on the business relationship developed and will be negotiated at the time any such relationship is developed.

In January and February 2003, Mr. Sununu loaned us $25,000, and Patrick Bello, a member of our Advisory Board, loaned us $50,000 to fund working capital for our Efonica joint venture. This investment was expected to be paid back to these investors over 24 months from distributions from Efonica. In addition, these lenders were to receive a portion of our profits in Efonica. In February 2004, Mr. Sununu converted his entire loan to series C convertible preferred stock at a conversion price of $90 per share. In January 2004, Mr. Bello converted $25,000 of his loan to series C convertible preferred stock at $90 per share and in September 2004 converted the remaining $25,000 into a new note due the earlier of the closing of the offering or September 1, 2005, which bore interest at 4.5% and eliminated any right to participate in any profits of Efonica. Mr. Bello was repaid $25,000 out of the proceeds of the Company’s initial public offering on February 15, 2005.

In May 2003, we were awarded a subcontractor role to provide Internet protocol services for embassies and consulates of the U.S. Department of State. Terremark Worldwide, Inc., is serving as the primary contractor. Our Chief Executive Officer, Marvin Rosen is a director of Terremark. Our former Chairman, Joel Schleicher and Kenneth Starr, one of our former directors, formerly served on Terremark’s board. Manuel Medina, Terremark’s Chairman and Chief Executive Officer, is one of our directors.

In July 2003, Marvin Rosen, Philip Turits and John Sununu loaned us an aggregate of $100,000 to purchase certain equipment and resolve a dispute with an equipment vendor. In exchange for this loan, they were issued a promissory note, which bore interest at the rate of 8% per annum with monthly payments for 21 months followed by a balloon payment due in June of 2005. Messrs. Rosen, Turits and Sununu were part of a group, which lent us an aggregate of $300,000. The group has a security interest in the equipment.

In December 2004, Philip Turits sold 28,571 shares of common stock to Dennis Mehiel at $2.48 per share. Mr. Mehiel was a lender to us at that time. He has since become a Boardmember. In December 2004, Mr. Turits also sold 28,571 shares to a non-affiliated party at $2.48 per share. In December 2004, Marvin Rosen sold 28,571 shares of common stock to Dennis Mehiel at $2.48 per share. In December 2004, Michael Del Giudice, a Director of ours, purchased an aggregate of 35,754 shares from two non-affiliated parties for $2.48 per share.

In January 2005, we purchased the minority interest in Efonica from Karamco, Inc., an entity controlled by Roger Karam, Efonica’s Chief Executive Officer and our President of VoIP Services. Mr. Karam is the former President of Efonica. See “Business - Joint Ventures - Efonica” for a detailed description of the acquisition of the minority interest in Efonica.

Policy Regarding Transactions Between the Company and Affiliates

Although we believe the foregoing transactions between the Company and affiliates were fair and in our best interests we did not have any formal policy in place. Prior to closing of the offering, our Board of Directors will adopt a policy providing that any future transactions with affiliates, including without limitation, our officers, Directors, and principal stockholders, will be on terms no less favorable to us than we could have obtained from unaffiliated third parties. Any such transactions will be approved by a majority of our Board of Directors, including a majority of the independent and disinterested members, or, if required by law, a majority of our disinterested stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common stock, as of March 31, 2006:

•	each person who beneficially owns more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options currently exercisable, or exercisable within sixty (60) days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but these rules do not deem the stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned.

Name and Address of Beneficial Owner**	Number of Shares Beneficially Owned	Percent of Common Stock

E. Alan Brumberger (1)	287,526	1.1%
Julius Erving (2)	41,429	*
Michael Del Giudice (3)	102,944	*
Evelyn L. Greer (4)	260,174	1.0%
Fred Hochberg (5)	84,715	*
Barbara Hughes (6)	68,573	*
Gordon Hutchins, Jr.	—	*
Roger Karam (7)	1,454,643	5.4%
Raymond E. Mabus (8)	41,429	*
Joel H. Maloff (9)	78,287	*
Manuel D. Medina (10)	510,732	1.9%
Dennis Mehiel (11)	894,986	3.3%
Paul C. O’Brien (12)	107,144	*
Eric D. Ram (13)	286,888	1.1%
Jonathan B. Rand	—	*
Marvin S. Rosen (14)	2,345,432	8.7%
Matthew D. Rosen (15)	399,430	1.5%
Jan Sarro (16)	84,288	*
Philip D. Turits (17)	2,006,063	7.4%
Charles Whiting (18)	36,430	*
All current Executive Officers & Directors as a group	9,091,113	33.7%
Sandy Beach Investments (19)	1,430,299	5.3%

*	Less than 1% of outstanding shares

**	Unless otherwise indicated (i) all addresses are c/o Fusion Telecommunications International, Inc. 420 Lexington Avenue, Suite 1718, New York, NY 10170.

(1)
Includes (i) 10,715 shares of common stock held by trusts for which his wife serves as trustee; (ii) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable and (iii) 8,572 Redeemable Common Stock Purchase Warrants.

(2)	Represents 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(3)	Includes (i) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable and (ii) 7,900 Redeemable Common Stock Purchase Warrants.

(4)
Includes (i) 101,715 shares of common stock held by a trust for which she serves as trustee; (ii) presently exercisable warrants to purchase 85,715 shares of stock; (iii) 31,315 Redeemable Common Stock Purchase Warrants and (iv) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(5)	Includes (i) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable and (ii) 41,643 Redeemable Common Stock Purchase Warrants.

(6)	Represents 68,573 shares of common stock issuable upon the exercise of options that are presently exercisable.

(7)
Includes (i) 1,439,643 shares of common stock issued at the closing of the IPO pursuant to January 2005 Purchase Agreement between us and Mr. Karam, less 75,000 shares sold and (ii) 90,000 shares of common stock issuable upon the exercise of options that are presently exercisable.

(8)	Represents 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(9)	Includes 71,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(10)
Includes (i) 469,303 shares of common stock owned by Communications Investors Group, a partnership controlled by Mr. Medina and (ii) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(11)
Includes (i) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable; (ii) 45,000 shares of common stock held by Four M Capital for which Mr. Mehiel has beneficial ownership and (iii) 99,900 Redeemable Common Stock Purchase Warrants.

(12)	Includes 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(13)
Includes (i) 95,229 shares of common stock and 95,229 Redeemable Common Stock Purchase Warrants held by World Capital Corp of which Mr. Ram serves as managing director and principal shareholder; (ii) includes 96,430 shares of common stock issuable upon the exercise of options that are presently exercisable; (iii) does not include 178,572 options which Marvin Rosen granted Mr. Ram; and (iv) does not include 42,857 options Philip Turits has granted Mr. Ram, both transactions were in reliance upon an exemption from registration afforded by section 4(i) of the Securities Act of 1933, as amended.

(14)
Includes (i) 95,229 Redeemable Common Stock Purchase Warrants; and (ii) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable. Mr. Rosen has granted certain individuals options to purchase an aggregate of 392,857 shares of his common stock.

(15)	Includes 342,858 shares of common stock issuable upon the exercise of options that are presently exercisable. Does not include a 37,143 stock option, which Philip Turits granted to Matthew Rosen.

(16)	Represents 84,288 shares of common stock issuable upon the exercise of options that are presently exercisable.

(17)
Includes (i) 257,143 shares of common stock held by Sagaponack Group, L.P., of which Mr. Turits serves as general partner; (ii) 10,715 shares of common stock held by a trust for which he serves as trustee; (iii) 95,229 Redeemable Common Stock Purchase Warrants; (iv) 41,429 shares of common stock issuable upon the exercise of options that are presently exercisable; and (v) 4,286 shares of common stock held by his wife. Mr. Turits has granted certain individuals options to purchase an aggregate of 157,143 shares of his common stock.

(18)	Represents 36,430 shares of common stock issuable upon exercise of options that are presently exercisable.

(19)	The beneficial owners of Sandy Beach Investments are Don A. Stubbs, Baldwin L. Rigby, Peter N. Turnquest and Iris P. Sherman.

Limitations on Liability and Indemnification Matters

We are a Delaware corporation and are governed by the Delaware General Corporation Law. Delaware law authorizes Delaware corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity authorized by Delaware law also applies to any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity. Indemnification applies against liability incurred in connection with an indemnifiable proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of Delaware law require indemnification of a director, officer, employee or agent who has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Delaware law is not exclusive and is in addition to any other rights granted to officers and directors under the certificate of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation.

Our certificate of incorporation provides for the elimination, to the fullest extent permissible under Delaware law, of the liability of our directors to us for monetary damages. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief. Our bylaws also provide that we shall indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as a director or as an officer, other than liabilities arising from certain specified misconduct. We are required to advance all expenses incurred as a result of any proceeding against our directors for which they could be indemnified, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Currently, we are not aware of any pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ours based on the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

DESCRIPTION OF SECURITIES

Our authorized capital stock is 136,000,000 shares, consisting of 105,000,000 shares of common stock, $.01 par value; 21,000,000 shares of class A common stock, $.01 par value and; 10,000,000 shares of preferred stock, $.01 par value, of which 110,000 have been designated as series C preferred stock. The previously designated and issued series A preferred stock and series B preferred stock have been retired and the shares returned to the status of authorized and unissued preferred stock. Upon the closing of the offering, all shares of series C preferred stock currently outstanding were converted into 3,141,838 shares of our common stock at the conversion price equal to the lesser of (i) 75% of the initial public offering price of the common stock, or (ii) $3.15 per share. Also, upon the closing of the offering, $2,508,333 in convertible notes (which were issued in a transaction that occurred during November 2004 whereby the Company received net cash proceeds of $1,330,000 and refinanced $1,108,333 of existing notes payable and accrued interest) automatically converted into 651,515 shares of common stock based upon a conversion price of $3.85 per share. In addition, upon closing of this offering, 1,439,643 shares of common stock were issued in connection with a January 2005 agreement whereby the Company will be acquired the 49.8% minority interest in its Efonica joint venture which was contingent upon the successful completion of this offering by March 1, 2005.

Prior to February 11, 2005, we effectuated a 3.5 for 1 reverse stock split and conversion of our outstanding common stock into class A common stock. As a result of this capital transaction, all of our outstanding common stock prior to this offering was reclassified as class A common stock.

The following summary of the terms and provisions of our capital stock does not purport to be complete. Reference should be made to our Amended and Restated Certificate of Incorporation, Bylaws and to applicable law, for the complete description of the terms and provisions of our securities.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. There are presently no plans to pay dividends with respect to the shares of common stock. Upon liquidation, dissolution or winding up, after payment of creditors and the holders of any senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any pre-emptive or other rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders’ meetings, for all purposes, including the election of directors. The common stock does not have cumulative voting rights. As of April 19, 2006, we have approximately 1,807 holders of record of our common stock and 1,684 holders of record of our redeemable common stock purchase warrants.

Class A common stock. On February 11, 2006, we converted our outstanding class A common stock into common stock. We are authorized to issue up to 21,000,000 shares of class A common stock, $.01 par value per share. The holders of the class A common stock had identical rights and privileges as our regular common stock, except that they were not able to transfer shares of class A common stock into common stock until February 11, 2006.

Preferred Stock

Our Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and the designations, preferences, the number of shares, dividend rates, conversion or exchange rights, redemption provisions or other special rights of the shares constituting any class or series as the board of directors may deem advisable without any further vote or action by the stockholders. Any shares of preferred stock issued by us could have priority over our common stock and class A common stock with respect to dividends or liquidation rights and could have voting and other rights of stockholders.

Any issuance of our preferred stock, depending upon the rights, preferences and designations of these shares, may delay, deter or prevent a change in control or could result in the dilution of the voting power of any of our authorized but unissued shares of preferred stock and we have agreed not to issue any shares of preferred stock for one year after the offering without our underwriter’s prior written consent. In addition, certain “anti-takeover” provisions of Delaware law, among other things, may restrict the ability of our stockholders to effect a merger or business combination or to obtain control of us.

Warrants

As part of various debt and other agreements, we have issued warrants to purchase our common stock. As of December 31, 2005, we have issued a total of 180,597 warrants with per share warrant prices of between $0.04 to $6.45. The exercise period for these warrants range between twenty months and 106 months. The weighted average exercise price of these warrants at December 31, 2005 was $3.00.

Purchase Warrant

Each purchase warrant will entitle you to purchase one share of our common stock for $6.45 during the four-year period beginning on the first anniversary of the date of the IPO. The purchase warrant exercise price will increase to $8.58 on the eighteen month anniversary of the date of the IPO, provided that the registration statement covering the shares, of common stock underlying the purchase warrants has been effective for at least sixty (60) days prior to the exercise price reset date.

Unless we extend the terms of the purchase warrants in our sole discretion, the purchase warrants will expire at 5:00 p.m., New York time, on February 11, 2010.

We may redeem any outstanding purchase warrants you hold, once they become exercisable, at a price of $.01 per purchase warrant on not less than 30 days’ prior written notice to you if the last sale price of our common stock has been at least 200% of the then-current exercise price of the purchase warrants (initially $12.90) for the 20 consecutive trading days ending on the third day prior to the date on which we provide you with such notice. The purchase warrants will be exercisable until the redemption date.

The purchase warrants will be issued in registered form under a warrant agreement between us and Continental Stock Transfer & Trust Company, as warrant agent. Please refer to the warrant agreement (which was filed as an exhibit to the IPO registration statement of which this prospectus was a part) for a complete description of the terms and conditions of the purchase warrants, as this description is qualified in its entirety by our reference to such warrant agreement.

The exercise price and number of shares of our common stock or other securities issuable on exercise of the purchase warrants are subject to adjustment to protect against dilution if we issue a stock dividend, or we conduct a stock split, recapitalization, reorganization, merger or consolidation or other similar event. We cannot assure you that the market price of our common stock will exceed the exercise price of the purchase warrants at any time during the period in which they are exercisable.

You cannot exercise any of your purchase warrants unless at the time of exercise we have filed with the SEC a prospectus covering the shares of our common stock issuable upon exercise of the purchase warrants you wish to exercise and such shares have been registered or qualified to be exempt under the securities laws of your state of residence. Although we have undertaken and intend to have all shares of our common stock qualified for sale in the states where our securities are being offered and to maintain a current prospectus relating to our common stock until the expiration or redemption of the purchase warrants, subject to the terms of the warrant agreement, we cannot assure you that we will be able to do so.

The purchase warrants do not give you any dividend, voting, preemptive or any other rights our stockholders may have.

American Stock Exchange Listing

Our common stock and purchase warrants are listed on the American Stock Exchange under the trading symbols “FSN” and “FSN.WS”, respectively.

Transfer Agent, Warrant Agent & Registrar

Continental Stock Transfer & Trust Company is our transfer agent, our warrant agent and our registrar for our common stock and purchase warrants.

Delaware Anti-Takeover Law

The following discussion concerns certain provisions of Delaware law that may delay, deter or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including offers or attempts that might result in a premium being paid to you over the market price of our securities.

Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

—
prior to the business combination the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

—
upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

—
at or subsequent to the time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/[3]% of its outstanding voting stock, which is not owned by the interested stockholder.

A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s vesting stock.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible and Lock-ups of Existing Securityholders

After this offering, 26,919,211 shares of our common stock will be outstanding. All of the 3,600,000 shares of our common stock sold in the IPO, the 480,000 shares sold in connection with the underwriter’s overallotment option, and the 150,000 shares being sold by Karamco are freely tradable, except for shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. Karamco has entered into a lock-up agreement covering an additional 675,581 shares of our common stock that it owns, which restricts its ability to sell the shares prior to February 15, 2007, without the prior consent of the Company. The remaining 26,243,630 shares of our common stock currently outstanding are not subject to a lock up and are available for sale pursuant to Rule 144(K). Sales of a substantial number of shares of our common stock could cause the price of our securities to fall.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average weekly trading volume or 1% of the total number of outstanding shares of the same class. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to any of the limitations

Effect of Sales of Shares

Our common stock and purchase warrants are traded on the American Stock Exchange. No precise prediction can be made about any effect that market sales of our common stock or the availability for sale of our common stock will have on the market price of the common stock. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price for our securities and could impair our future ability to raise additional capital through the sale of our securities.

UNDERWRITING

The underwriters named below, for which Kirlin Securities, Inc. acted as the representative, committed to severally take and pay for the respective number of our securities set forth opposite their names, other than the securities covered by the over-allotment option described below:

Underwriters	Number of Shares	Number of Warrants
Kirlin Securities, Inc.	2,020,000	2,020,000
Maxim Group LLC	660,000	660,000
Joseph Stevens & Co., Inc.	620,000	620,000
Gunn Allen Financial, Inc.	300,000	300,000
Total	3,600,000	3,600,000

Our underwriters have qualified their several obligations under the underwriting agreement to the approval of legal matters by our counsel and various other conditions, and subject to these conditions, our underwriters are obligated to severally purchase all of the shares of our common stock and purchase warrants offered by this prospectus (other than the shares of our common stock and purchase warrants covered by the over-allotment option described below).

The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes full exercise by the underwriters of their over-allotment option.

	Per Share	Per Warrant	Total
Public offering price	$6.45	$.05	$26,910,000
Discount	$.41925	$.00325	$1,749,150
Non-accountable Expense Allowance	$.15157	$.00118	$632,385
Proceeds before expenses (1)	$5.87918	$.04557	$24,528,465

(1) The offering expenses were $1,010,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. We have paid to the representative an expense allowance on a non-accountable basis equal to 2.35% of the gross proceeds derived from the sale of the 3,600,000 shares of common stock and purchase warrants. No expense allowance was paid with respect to the sale of the securities covered by the over-allotment option. We also paid all expenses in connection with qualifying our securities offered hereby for sale under the laws of such states as our underwriters, through their representatives, may designate and registering the offering with the National Association of Securities Dealers, Inc., or NASD, including fees and expenses of counsel retained for these purposes by our underwriter in connection with this registration.

We granted to the underwriters an option, exercisable within 45 business days from February 11, 2005, to purchase at the offering price, less underwriting discounts and the non-accountable expense allowance, up to an aggregate of 540,000 additional shares of our common stock and/or 540,000 additional purchase warrants for the sole purpose of covering over allotments, if any. On March 30, 2005 our underwriters, led by Kirlin Securities, Inc. exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2.9 million in net proceeds from the closing on the over-allotment option.

We have engaged the representative of the underwriters on a non-exclusive basis as our agent for the solicitation of the exercise of the purchase warrants. To the extent consistent with NASD guidelines and SEC rules and regulations, we have agreed to pay the representative of the underwriters for bona fide services rendered a commission equal to 5% of the exercise price for each purchase warrant exercised after one year from the date of the IPO if the exercise was solicited by the representative. In addition to soliciting, either orally or in writing, the exercise of the purchase warrants, these services also may include disseminating information, either orally or in writing, to our warrantholders about us or the market for our securities, and assisting in the processing of the exercise of the purchase warrants. We will not pay the representative any fee connection with the exercise of the purchase warrants if the purchase warrants are exercised within one year from the date of the IPO, if the market price of the underlying shares of our common stock is lower than the exercise price, the purchase warrants are held in a discretionary account, the purchase warrants are exercised in an unsolicited transaction, the warrantholder has not confirmed in writing that the representative solicited such exercise or the arrangement to pay the commission is not disclosed in the prospectus provided to warrantholders at the time of exercise. In addition, unless granted an exemption by the SEC from Regulation M under the Exchange Act, while soliciting the exercise of the purchase warrants, the representative will be prohibited from engaging in any market-making activities or solicited brokerage activities with regard to our securities unless the representative has waived its right to receive a fee for the exercise of the purchase warrants.

In connection with the offering, we have sold to the representative for an aggregate of $100, a purchase option, consisting of the right to purchase up to an aggregate of 360,000 shares of our common stock and 360,000 purchase warrants. The representative purchase option is exercisable initially at a price of $8.0625 per share and $.0625 per warrant (125% of the offering price to investors) for a period of four years commencing February 11, 2006. The representative purchase option may not be transferred, sold assigned or hypothecated during the one-year period following February 11, 2005, except to officers or partners of the representative, underwriters and the selected dealers and their officers or partners. The representative purchase option grants to the holders thereof certain “piggyback” and demand rights for periods of seven and five years, respectively, from the date of the IPO with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the underwriter purchase option.

Pursuant to the underwriting agreement, all of our officers and directors, and all holders of our capital stock immediately prior to the IPO either by the terms of the class A common stock or by agreement may not to sell any shares of our common stock for either 12 or 18 months from February 11, 2005, without the consent of the representative of the underwriters. In addition, the underwriting agreement provides that, for a period of five years from February 11, 2005, the representative will have the right to send a representative to observe each meeting of our board of directors.

If, within five years of February 11, 2005, we complete a merger, acquisition, joint venture or other transaction with a party that the representative introduces to us, the representative will receive a finder’s fee equal to 5% of the consideration.

Prior to February 11, 2005, there had been no public market for any of our securities. Accordingly, the offering prices of our securities and the terms of the purchase warrants were determined by negotiation between us and the underwriters and do not bear any relation to established valuation criteria. Factors considered in determining such prices and terms, in addition to prevailing market conditions, included an assessment of the prospects for the industry in which we compete, our management and our capital structure.

In connection with the IPO, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of our securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our securities over-allotted by the underwriters is not greater than the number of our securities they may purchase in the over-allotment option. In a naked short position, the number of our securities involved is greater than the number of securities in the over-allotment option. Our underwriters may close out any covered short position by either exercising through their representative the over-allotment option and/or purchasing our securities in the open market.

•
Syndicate covering transactions involve purchases of our securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, our underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which it may purchase securities through the over-allotment option. If our underwriters sell more securities than could be covered by the over-allotment option, a naked short position, and the position only can be closed out by buying our securities in the open market. A naked short position is more likely to be created if our underwriters are concerned that there could be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit our underwriters to reclaim a selling concession from a selling group member when the securities originally sold by the selling group member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market. The underwriters may distribute copies of this prospectus in pdf or similar format. Receipt of this prospectus by electronic means does not obligate any investor in the offering to receive in the future periodic reports or proxy material from us. An investor may revoke his right to receive the prospectus by electronic means, in which case the underwriter will provide a hard copy of the prospectus.

On October 22, 2003, the representative loaned the Company $200,000. The loan did not bear interest and was repaid on December 11, 2003.

LEGAL MATTERS

Gersten Savage LLP, New York, New York, will opine as to the validity of the common stock and purchase warrants offered by this prospectus and to certain legal matters for us. Certain members of Gersten Savage LLP own an aggregate of 35,714 shares of our common stock. They did not receive such shares for legal services rendered. Graubard Miller, New York, New York, has served as counsel to the several underwriters in connection with this offering.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, have been audited by Rothstein, Kass & Company, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, are so included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the securities being offered through this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information described in the registration statement. For further information about us, and our securities, you should read our registration statement, including the exhibits and schedules. In addition, we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, following the offering and thus will file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings and the registration statement are available to you over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room in 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Statements contained in this prospectus as to the contents of any agreement or other documents are not necessarily complete and, in each instance, you should review the agreement or document which has been filed as an exhibit to the registration statement.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Fusion Telecommunications International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fusion Telecommunications International, Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fusion Telecommunications International, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with  accounting principles generally accepted in the United States of America.

In connection with our audits of the financial statements referred to above, we audited the financial statement schedule on page F-32. In our opinion, the financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

/s/ Rothstein, Kass & Company, P.C.
Roseland, New Jersey
March 10, 2006, except for paragraph 6 of Note 21 which is as of March 30, 2006

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$14,790,504	$4,368,726
Accounts receivable, net of allowance for doubtful accounts of approximately $414,000 in 2005 and 2004	2,952,760	3,145,535
Restricted cash	—	145,000
Prepaid expenses and other current assets	1,242,266	889,761
Total current assets	18,985,530	8,549,022
Property and equipment, net	4,516,271	3,271,474
Other assets
Security deposits	331,891	902,028
Restricted cash	218,176	235,276
Goodwill	5,118,640	—
Intangible assets, net	4,861,012	—
Other assets	354,259	704,317
Total other assets	10,883,978	1,841,621
TOTAL ASSETS	$34,385,779	$13,662,117

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Long-term debt, related parties, current portion	$—	$1,739,025
Long-term debt, current portion	150,000	2,660,281
Capital lease/equipment financing obligations, current portion	1,419,965	1,131,830
Accounts payable and accrued expenses	9,269,341	10,274,688
Investment in Estel	771,182	140,821
Liabilities of discontinued operations	620,809	1,116,090
Total current liabilities	12,231,297	17,062,735
Long-term liabilities
Capital lease/equipment financing obligations, net of current portion	7,650	156,495
Other long-term liabilities	4,357,497	—
Preferred Stock, Series C, subject to mandatory redemption (liquidation preference in the aggregate of approximately $10,932,000 in 2004)	—	9,716,026
Total long-term liabilities	4,365,147	9,872,521
Commitments and contingencies
Minority interests	67,694	16,890
Stockholders’ equity (deficit)
Common stock, $.01 par value, 105,000,000 shares authorized, 11,114,962 and 0 shares issued and 10,439,381 and 0 shares outstanding in 2005 and 2004, respectively	104,394	—
Common stock, Class A, $.01 par value, 21,000,000 shares authorized, 15,739,963 and 17,479,993 shares issued and outstanding in 2005 and 2004, respectively	157,400	174,800
Capital in excess of par value	105,447,041	65,127,291
Accumulated deficit	(87,987,194)	(78,592,120)
Total stockholders’ equity (deficit)	17,721,641	(13,290,029)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$34,385,779	$13,662,117

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC
AND SUBSIDIARIES
Consolidated Statements of Operations

	Years ended December 31,
	2005	2004	2003

Revenues	$49,364,542	$49,557,973	$32,018,471
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	45,048,917	42,927,994	27,855,508
Depreciation and amortization	1,510,172	1,804,184	1,981,805
Loss on impairment	—	—	375,000
Selling, general and administrative expenses	11,939,001	9,804,405	8,575,807
Total operating expenses	58,498,090	54,536,583	38,788,120
Operating loss	(9,133,548)	(4,978,610)	(6,769,649)

Other income (expense):
Interest income (expense), net	39,360	(2,228,060)	(846,896)
Gain (loss) on settlements of debt	(75,927)	2,174,530	3,918,295
Loss from investment in Estel	(541,876)	(519,728)	(746,792)
Other	(195,346)	(15,965)	(97,766)
Minority interests	175,353	(7,654)	157,617
Total other income (expense)	(598,436)	(596,877)	2,384,458
Loss from continuing operations	(9,731,984)	(5,575,487)	(4,385,191)

Discontinued operations:
Income from discontinued operations	336,910	545,215	208,620
Net loss	$(9,395,074)	$(5,030,272)	$(4,176,571)
Losses applicable to common stockholders:
Loss from continuing operations	$(9,731,984)	$(5,575,487)	$(4,385,191)
Preferred stock dividends	—	(385,918)	(635,254)
Net loss applicable to common stockholders from continuing operations:	(9,731,984)	(5,961,405)	(5,020,445)
Income from discontinued operations	336,910	545,215	208,620
Net loss applicable to common stockholders	$(9,395,074)	$(5,416,190)	$(4,811,825)

Basic and diluted net loss per common share:
Loss from continuing operations	$(0.39)	$(0.35)	$(0.37)
Income from discontinued operations	0.01	0.03	0.02
Net loss applicable to common stockholders	$(0.38)	$(0.32)	$(0.35)
Weighted average shares outstanding
Basic and diluted	24,965,080	16,707,114	13,616,803

See accompanying notes to consolidated financial statements

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
Years Ended December 31, 2005, 2004 and 2003

	Redeemable
	Preferred	Preferred	Preferred		Common	Capital in	Stock
	Stock	Stock	Stock	Common	Stock	Excess of	Dividend	Accumulated
	Series C	Series A	Series B	Stock	Class A	Par Value	Distributable	Deficit	Total
Balances, January 1, 2003	$—	$4,072	$735	$116,863	$—	$52,732,476	$—	$(67,721,553)	$(14,867,407)
Proceeds from sale of common stock, net of investment expenses	—	—	—	26,964	—	6,819,923	—	—	6,846,887
Proceeds from sale of Series C Preferred Stock, net of investment expenses	2,526,299	—	—	—	—	—	—	—	—
Conversion of long-term debt to common stock	—	—	—	6,232	—	2,273,932	—	—	2,280,164
Conversion of long-term debt to Series C Preferred Stock	930,239	—	—	—	—	—	—	—	—
Common stock issued for the assumption of letter of credit	—	—	—	168	—	49,832	—	—	50,000
Conversion of advances to Series C Preferred Stock	10,000	—	—	—	—	—	—	—	—
Stock dividends declared	—	—	—	—	—	—	1,277,806	(1,277,806)	—
Stock dividends issued	—	—	—	3,185	—	721,383	(724,568)	—	—
Net loss	—	—	—	—	—	—	—	(4,176,571)	(4,176,571)
Balances, December 31, 2003	3,466,538	4,072	735	153,412		62,597,546	553,238	(73,175,930)	(9,866,927)
Proceeds from sales of common stock, net of investment expenses	—	—	—	4,299	—	1,272,771	—	—	1,277,070
Proceeds from sales of Series C Preferred Stock, net of investment expenses	4,630,626	—	—	—	—	—	—	—	—
Conversion of long-term debt to Series C Preferred Stock	406,740	—	—	—	—	—	—	—	—
Conversion of advances to Series C Preferred Stock	176,620	—	—	—	—	—	—	—	—
Common stock issued in settlement of accounts payable	—	—	—	197	—	101,873	—	—	102,070
Conversion of Series A&B Preferred Stock to common stock	—	(4,072)	(735)	13,735	—	(8,928)	—	—	—
Conversion of common stock to Class A Common Stock	—	—	—	(174,800)	174,800	—	—	—	—
Issuance of convertible debt with beneficial conversion feature	—	—	—	—	—	228,030	—	—	228,030
Stock dividend declared	—	—	—	—	—	—	385,918	(385,918)	—
Stock dividend issued	—	—	—	3,157	—	935,999	(939,156)	—	—
Accretion of Series C Preferred Stock	1,035,502	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(5,030,272)	(5,030,272)
Balances, December 31, 2004	9,716,026	—	—	—	174,800	65,127,291	—	(78,592,120)	(13,290,029)
Proceeds from sale of common stock, net of investment expenses	—	—	—	40,800	—	23,229,720	—	—	23,270,520
Conversion of convertible notes to common stock, net of debt offering costs	—	—	—	6,515	—	2,437,880	—	—	2,444,395
Conversion of Preferred Stock to common stock	(10,003,141)	—	—	31,418	—	9,971,723	—	—	10,003,141
Common Stock paid for minority interest in Efonica joint venture	—	—	—	7,641	—	4,920,559	—	—	4,928,200
Cash difference payment related for purchase of minority interest in Efonica joint venture	—	—	—	—	—	(430,000)	—	—	(430,000)
Restricted stock issued for consulting services	—	—	—	114	—	49,886	—	—	50,000
Common stock issued for options	—	—	—	214	—	50,036	—	—	50,250
Class A common stock issued for warrants	—	—	—	—	292	84,858	—	—	85,150
Accretion of Series C Preferred Stock	287,115	—	—	—	—	—	—	—	—
Amortization of stock options granted to consultant	—	—	—	—	—	5,088	—	—	5,088
Conversion of Class A Common Stock to common stock	—	—	—	17,692	(17,692)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(9,395,074)	(9,395,074)
Balances, December 31, 2005	$—	$—	$—	$104,394	$157,400	$105,447,041	$—	$(87,987,194)	$17,721,641

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended December 31,
Cash flows from operating activities	2005	2004	2003
Net loss	$(9,395,074)	$(5,030,272)	$(4,176,571)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on impairment	—	—	375,000
Loss from sale/disposal of fixed assets	158,525	18,421	101,838
Depreciation and amortization	1,510,172	1,804,184	1,981,805
Bad debt expense	350,434	780,479	183,735
Beneficial conversion feature on convertible debt	—	228,030	—
(Gain) loss on settlements of debt	75,927	(2,174,530)	(3,918,295)
Non-cash compensation expense	38,422	—	—
Gain on discontinued operations	(336,910)	(556,904)	—
Accretion of Series C Preferred Stock	287,115	1,035,502	—
Loss from investment in Estel	541,876	519,728	746,792
Minority interests	(175,353)	7,654	(157,617)
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Accounts receivable	96,952	(1,627,047)	(752,779)
Prepaid expenses and other current assets	(205,471)	(1,207,139)	(105,666)
Other assets	49,254	32,737	(22,045)
Accounts payable and accrued expenses	(818,149)	1,307,946	1,261,261
Liabilities of discontinued operations	(158,371)	(13,623)	(402,001)
Net cash used in operating activities	(7,980,651)	(4,874,834)	(4,884,543)

Cash flows from investing activities:
Purchase of property and equipment	(1,877,252)	(627,219)	(582,149)
Proceeds from sale of property and equipment	—	36,850	15,000
Advances to Estel	(205,520)	(262,398)	(219,926)
Payments from Estel	104,102	—	—
Returns of (payments for) security deposits	570,137	245,957	(271,552)
Repayments of restricted cash	162,100	356,350	314,556
Purchase of Jamaican joint ventures net of cash acquired	(146,486)	—	—
Purchase of minority interest in Efonica joint venture, net of cash acquired	(480,555)	—	—
Difference Payment related to purchase of minority interest in Efonica joint venture	(430,000)	—	—
Purchase of Turkey joint venture, net of cash acquired	(92,971)	—	—
Net cash used in investing activities	(2,396,445)	(250,460)	(744,071)

Cash flows from financing activities
Proceeds from sale of common stock and warrants, net	23,884,533	1,277,070	6,846,887
Proceeds from sale of Series C Preferred Stock, net	—	4,630,626	2,526,299
Proceeds from exercise of stock options	50,250
Proceeds from exercise of warrants	85,150
Repayments of escrow advances	—	(73,060)	(1,130,500)
Proceeds from long-term debt	—	1,330,000	2,091,696
Payments of long-term debt and capital lease/equipment financing obligations	(2,538,464)	(836,090)	(2,340,706)
Payment of dividends on Preferred C Stock	(664,634)
Contributions from (to) minority stockholders of joint Ventures	(17,961)	(40,171)	104,156
Net cash provided by financing activities	20,798,874	6,288,375	8,097,832
Net increase in cash and cash equivalents	10,421,778	1,163,081	2,469,218
Cash and cash equivalents, beginning of year	4,368,726	3,205,645	736,427
Cash and cash equivalents, end of year	$14,790,504	$4,368,726	$3,205,645

See accompanying notes to consolidated financial statements

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2005	2004	2003
Supplemental disclosure of cash flow information:
Cash paid during the years for interest	$621,789	$302,860	$187,600

Supplemental disclosure of noncash investing and financing activities:
Acquisition of capital leases/equipment financing obligations	$918,716	$760,417	$373,200
Conversion of accounts payable to common stock	$—	$102,070	$—
Note issued in settlement agreement	$—	$150,000	$—
Conversion of Series A and B Preferred stock to common stock	$—	$13,735	$—
Credits received from sale of property and equipment	$—	$—	$15,000
Conversion of long-term debt to common stock	$—	$—	$2,280,164
Conversion of convertible notes payable and related debt offering costs	$2,444,395	$—	$—
Conversion of Series C Preferred Stock to common stock	$10,003,141	$—	$—
Conversion of prepaid offering costs to additional paid in capital	$614,008	$—	$—
Common stock issued for the assumption of a letter of credit	$—	$—	$50,000
Conversion of long-term debt to Series C Preferred Stock	$—	$406,740	$930,239
Conversion of escrow advances to Series C Preferred Stock	$—	$176,620	$10,000
Conversion of interest payable to debt	$—	$108,333	$—
Stock dividends issued	$—	$939,156	$724,568
Stock dividends declared	$—	$385,918	$1,277,806
Conversion of long-term debt to deferred revenue	$—	$—	$555,000

Supplemental disclosure of joint venture acquisition activities:
Fair value of tangible assets, net of cash acquired	$654,791	$—	$—
Fair value of identifiable intangible assets	4,877,900	—	—
Efonica Difference Payment	430,000	—	—
Goodwill acquired	5,118,640	—	—
Liabilities acquired	(401,504)
Minority interest acquired	(244,118)	—	—
Common stock issued or to be issued	(9,285,697)	—	—
Cash paid for acquisition of joint ventures, net of cash acquired	$1,150,012	$—	$—

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Nature of operations

Fusion Telecommunications International, Inc. and Subsidiaries (collectively the “Company”) is a Delaware corporation, incorporated in September 1997. The Company is an international communications carrier delivering Voice over Internet Protocol (“VoIP”) and other Internet services to, from, in and between emerging markets in Asia, the Middle East, Africa, Latin America, and the Caribbean. With its lead product, VoIP services, the Company currently provides a full suite of communications services to corporations, consumers, communication carriers, Internet service providers and government entities.

2.	Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fusion Telecommunications International, Inc. and its wholly owned and majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Stock Split

On November 1, 2004, the Board of Directors, as approved by the shareholders on December 10, 2004, authorized a 3.5 to 1 reverse stock-split applicable to all outstanding shares of the Company’s common stock. All transactions and disclosures in the 2003 consolidated financial statements, related to the Company’s common stock have been restated to reflect the effect of the reverse stock-split.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. When significant, the Company records provisions against revenue for billing adjustments, which are based upon estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period, as applicable.

The Company derives revenue principally from international voice, including VoIP, private networks and Internet services. Variable revenue derived from international voice services is recognized upon completion of a call and is based upon the number of minutes of traffic carried. Revenue from monthly recurring service from long distance, private networks and Internet services are fixed and recurring in nature and are contracted over a specific period of time. Advanced billings for monthly fees are reflected as deferred revenues and are recognized as revenue at the time the service is provided. VoIP services enables customers, typically international corporations or cable operators, to place voice calls anywhere in the world using their personal computer. The majority of the Company’s VoIP services to consumers are prepaid which is initially recorded as deferred revenue. Revenues from VoIP services to consumers are recognized based upon the usage of minutes by the consumer.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company values its accounts receivable net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Specific customer accounts are written off as uncollectible if the probability of a future loss has been established and payments are not expected to be received.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

2.	Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures About Fair Value of Financial Instruments,” approximate the carrying amounts presented in the accompanying Consolidated Balance Sheets.

Goodwill and other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not being amortized but is reviewed for impairment on an annual basis. Other intangible assets consist primarily of the trade name and trademarks associated with the Company’s wholly-owned subsidiary, Efonica FZ, LLC (“Efonica”). These long-lived assets are not amortized because they have indefinite lives. The remaining intangible asset acquired in the Efonica transaction is a customer list, which is being amortized using the straight-line method over the 10 year estimated useful life.

Impairment of Long-Lived Assets and Impairment Charges

The Company complies with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicates the remaining estimated useful life of long-lived assets, such as property and equipment may warrant revision, or the remaining balance may not be recoverable.

During 2003, the Company recorded an impairment of $375,000 related to management’s decision to lease certain switching equipment, which was replaced with upgraded equipment. In accordance with the provisions of SFAS No. 144, the Company evaluated the present value of the future cash flows that were expected to be generated from such lease and determined that the present value of the future cash flows were less than the carrying value of the equipment, thus there was an impairment on the switching equipment. The Company was unable to lease this equipment and continued to utilize the switching equipment in 2003 and in 2004. The Company ceased using the equipment during 2005 and initiated plans to sell the equipment. The Company reduced the carrying value of the asset to the net realizable value less costs to sell, recording a loss of approximately $118,000. In February 2006, the asset was sold for proceeds of $45,000. The losses recorded in connection with the replaced switching equipment relate to the voice to carriers segment.

Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized on the straight-line method over the estimated useful lives of the assets as follows:

Estimated
Asset	Useful Lives
Network equipment	5-7 Years
Furniture and fixtures	3-7 Years
Computer equipment and software	3-5 Years
Leasehold improvements	Lease terms

Maintenance and repairs are charged to operations, while betterments and improvements are capitalized.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

2.	Summary of significant accounting policies (continued)

Advertising

Advertising costs are charged to operations as incurred and were approximately $162,000, $82,000 and $59,000 for 2005, 2004 and 2003, respectively.

Income Taxes

The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Foreign Currency Conversion

The Company’s subsidiaries enter into foreign currency transactions. Conversion gains or losses resulting from these foreign currency transactions are included in the accompanying Consolidated Statements of Operations.

Comprehensive Income

The Company complies with SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components. Comprehensive loss was equal to the net loss amounts presented for the respective periods in the accompanying Consolidated Statements of Operations.

Earnings Per Share

SFAS No. 128, “Earnings Per Share,” requires dual presentation of basic and diluted income per share for all periods presented. Basic income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company.

Unexercised stock options to purchase 2,042,799, 1,848,578, and 656,207 shares of the Company’s common stock as of December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted earnings per share because the exercise of the stock options would be anti-dilutive to earnings per share.

Unexercised warrants to purchase 7,462,435, 286,578, and 252,758, shares of the Company’s common stock as of December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted earnings per share because the exercise of the warrants would be anti-dilutive to earnings per share.

Non-converted debt to purchase 97,998, and 47,215 shares of the Company’s common stock as of December 31, 2004 and 2003, respectively were not included in the computation of diluted earnings per share because the conversion of the debt would be anti-dilutive to earnings per share. Had the debt been converted, interest expense would have been reduced by approximately $49,000 and $30,000 during the years ended December 31, 2004 and 2003, respectively.

Stock-Based Compensation

The Company follows SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) but disclose the pro forma effect on net income (loss) had the fair value of the options been expensed. For the year ended December 31, 2005 and prior, the Company elected to apply APB 25 in accounting for its stock option incentive plans and, accordingly, recognized no compensation expense for the stock option grants.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

2.	Summary of significant accounting policies (continued)

If compensation expense for the Company’s stock option plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company’s net loss attributable to common stockholders and net loss per common share would approximate the pro forma amounts below:

	2005	2004	2003
Net loss applicable to common stockholders, as reported	$(9,395,074)	$(5,416,190)	$(4,811,825)
Deduct: total stock-based compensation expense under fair value method for awards, net of related tax effect	(2,152,765)	(771,852)	(99,911)
Net loss applicable to common stockholders, pro forma	$(11,547,839)	$(6,188,042)	$(4,911,736)
Earnings per share:
Basic and diluted net loss applicable to common stockholders, as reported	$(0.38)	$(0.32)	$(0.35)
Basic and diluted net loss applicable to common stockholders, pro forma	$(0.46)	$(0.37)	$(0.36)

The Company calculated the fair value of each common stock option grant on the date of grant using the black scholes option pricing model method with the following assumptions:

	2005	2004	2003
Dividend yield	0.0%	0.0%	0.0%
Average risk free interest rate	4.26%	4.50%	4.43%
Average option term	4.0	4.0	4.0
Stock volatility	82.0%	0.0%	0.0%

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB No. 25, and amends SFAS No. 95, “Statement of Cash Flows.” Generally, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values determined at the date of grant. Pro forma disclosure is no longer an alternative. On April 14, 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for SFAS 123(R). Under the new rule, the Company adopted SFAS 123(R) on January 1, 2006.

As permitted by SFAS No. 123, prior to January 1, 2006, the Company accounted for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have an impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS No. 123(R) cannot be predicated at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior years, the impact of that adoption would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and proforma net loss per share in the preceding table.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

2.	Summary of significant accounting policies (continued)

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets” an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. The Company does not believe the adoption of SFAS No. 153 will have a significant impact on the Company’s overall results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” The Company’s adoption of FIN 47 did not have a material impact on the consolidated financial statements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. This Standard retained accounting guidance related to changes in estimates, changes in reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of this SFAS will have a material impact on its financial condition or results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 consolidated financials statements to conform to the 2005 presentation.

3.	Joint ventures, acquisitions and divestitures

Estel

In March 2000, the Company entered into a joint venture agreement with Communications Ventures India Pvt. Ltd. to form an entity named Estel Communication Pvt. Ltd. (“Estel”). Estel is organized and exists under the laws of India and has its office in New Delhi, India. The Company directly owns 49% of the joint venture and has voting rights in another 1.01%, which in turn gives the Company a 50.01% voting control in the joint venture. Estel was established to engage in the business of selling and supporting Internet service protocol operations. Basically, Estel is in business as an Internet & VoIP service provider in India. The joint venture has been funded primarily by the Company, which has also provided certain equipment for the establishment of the required technology platforms.

Pakistan

In July 2002, the Company acquired a 75% equity interest in a joint venture with Turner Hill Investments, L.P. (“Turner Hill”) to provide VoIP services for calls terminating in Pakistan. Turner Hill subsequently assigned its interest to Braddon Corporate Holdings Limited (“Braddon”). During 2003 and 2002, the Company contributed certain telecommunications equipment and advances to the joint venture in exchange for its equity interest in the new joint venture. This joint venture operated out of facilities provided by the joint venture partner and began providing VoIP service in November 2002. The investment by Braddon was fully absorbed by its pro-rata share of losses during January 2005. The Company has continued to fund 100% of the operations and as a result, the Company has recorded 100% of the losses since January 2005.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3.	Joint ventures, acquisitions and divestitures (continued)

In connection with this joint venture, in May 2002 the Company entered into a Service Agreement (the “Agreement”) with Pakistan Telecommunications Company Limited (“PTCL”), under which PTCL provided for the termination of incoming international traffic into Pakistan focusing on VoIP services from the United States and Europe. The Agreement provided for an initial term of one year, with additional one-year extensions terms. The Company had exercised its option to extend the agreement, which was in effect through August 31, 2004. The Agreement provided for the Company to place all necessary switching equipment in Pakistan, the United States and Europe (which it had done through the Pakistan joint venture formed with Braddon). Under the terms of the Agreement, the Company paid PTCL a maximum service charge of $0.19 per minute for all calls terminating in Pakistan using the Company’s VolP platform. The Agreement also required the Company to guarantee a minimum of three million minutes a month to terminate to Pakistan. The Company was also required to keep on deposit with PTCL, a one month rolling advance equal to the number of minutes terminated during the preceding month, times the prevailing termination rate charged by PTCL to the Company.

On September 1, 2004, a new Agreement was consummated. The term was one year from September 1, 2004, renewable upon mutual consent. This agreement stipulated that the switching equipment installed in Pakistan by the Company through its Pakistan joint venture was to be owned and operated by PTCL. In addition, PTCL had the right to terminate the agreement if the Company did not deliver a minimum of traffic over a three-month period. The agreement also required the Company to put up a $1,000,000 bank guarantee, which never occurred as it was pending the resolution of advances totaling $415,000 owed to the Company by PTCL as of December 31, 2005. During February 2006, PTCL returned $389,000 of the rolling advance, which was reflected in prepaids and other current assets in the December 31, 2005 Consolidated Balance Sheet. The remaining balance is currently being disputed.

In connection with the joint venture agreement with Braddon, the joint venture was required to pay a management fee to Braddon equal to the number of minutes terminating in Pakistan on a monthly basis times a fixed rate per minute. For the years ended December 31, 2005, 2004, and 2003 the joint venture incurred management fees to Braddon of approximately $25,000, $314,000, and $361,000, respectively.

For the years ended December 31, 2005, 2004 and 2003 the Company incurred approximately $971,000, $8,545,000, and $9,327,000, respectively, of termination charges under these agreements. Due to a change in market conditions during 2005, the termination of incoming VoIP traffic into Pakistan was no longer advantageous to the Company and thus, the Company decided to cease operations with Braddon. Consequently, the termination charges and the management fee both decreased significantly during 2005. The Company terminated the service agreement on November 30, 2005.

Efonica

In December 2002, the Company acquired a 50.2% equity interest in a joint venture with Karamco, Inc. to provide various VoIP services throughout the emerging markets. Operations of the joint venture began during 2003.

During February 2005, the Company closed on its agreement to acquire the remaining 49.8% minority interest in Efonica from Karamco, Inc. This acquisition was completed to better enable Efonica to serve as the retail VoIP services division of Fusion, offering a full suite of VoIP solutions to customers in Asia, the Middle East, Africa, Latin America and the Caribbean. With 100% control, the Company can better leverage the significant experience and relationships of Efonica. The operating results for the 49.8% minority interest acquired are included in the Consolidated Statement of Operations from the date of acquisition.

Under its original terms, the purchase price ranged between a minimum of $5.4 million and a maximum of $14.3 million. At closing, Karamco, Inc. received cash of $500,000 and shares equal to the Base Purchase Price determined by the initial price of common stock at the date of the Company’s IPO. The Base Purchase Price was equal to 49.8% of the initial estimated valuation of Karamco Inc or approximately $9.8 million. At the date of the IPO, approximately 1.44 million of shares were issued under this agreement of which Karamco received approximately 765,000 of shares and approximately 676,000 shares were held in escrow. During 2005, approval was given to release the shares being held in escrow. Consequently, the value of these shares of approximately $4.4 million is reflected as goodwill and as a long-term liability in the December 31, 2005 Consolidated Balance sheet (See Note 21 for subsequent events).

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3.	Joint ventures, acquisitions and divestitures (continued)

Out of the shares issued to Karamco, the Company agreed to register for resale 150,000 shares of common stock in a registration statement. Karamco was restricted from selling in excess of $1 million worth of common stock during the one-year period following the IPO Prospectus Date. If the sale of the 150,000 shares registered resulted in less than $1 million of gross proceeds, the Company is required to pay Karamco the difference between the aggregate gross proceeds of Karamco’s sale of the registered shares and $1 million (the “Difference Payment”). At December 31, 2005, the Company has paid Karamco $430,000 towards the Difference Payment which is reflected as capital in excess of par value in the accompanying Consolidated Balance Sheet. In the event the Difference Payment is less than $430,000, Karamco is obligated to reimburse the Company for such excess. This obligation is secured by 50,387 shares held in escrow. The time period for the difference payment, under an amendment to the purchase agreement was extended to March 2007 (see Note 21).

During the years ended December 31, 2005 and 2004, the proforma impact of the acquisition on the Consolidated Statement of Operations would be a reduction in the loss of approximately $18,000 and $43,000, respectively, and an increase in the net loss during the year ended December 31, 2003 net of $19,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, including $20,316 of related acquisition costs at the date of acquisition:

Cash	$39,581
Accounts receivable	64,709
Prepaid expenses and other current assets	175,040
Property and equipment, net	50,651
Intangible assets	4,877,900
Goodwill	4,971,221
Accounts payable, accrued expenses and other	(373,269)
Common stock issued or to be issued	(9,285,697)
Total cash paid (excludes Difference Payment)	$520,136

The initial purchase price allocations were based upon an independent appraisal. The intangible assets acquired were allocated $4,579,100 to the Efonica trade name and trademarks and $298,800 were allocated to the customer list. In determining the purchase price allocation, the trademark was determined based upon the income approach through the application of the relief from royalties method and the customer list was determined based upon the income approach through the application of the excess earnings method. The rate used to discount the net cash flows to present values was based upon a weighted average cost of capital of approximately 28%. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed was allocated to goodwill.

Jamaica

On December 16, 2004, the Company entered into an agreement to acquire 51% of the common stock of a Jamaican company for $150,000. This acquisition was completed to establish the Company as a licensed carrier operation in Jamaica providing the Company an entrance into this emerging market. The Company will begin selling its full suite of VoIP and other Internet services during the second quarter of 2006, once its retail service roll-out is complete. The Jamaican joint venture did not have any results of operations until the second quarter of 2005. The pro-forma effect of this acquisition is not material. The closing of this acquisition took place on January 11, 2005.

Cash	$3,514
Prepaid expenses and other current assets	17,385
Property and equipment, net	25,800
Other assets	100,000
Goodwill	147,419
Minority interest	(144,118)
Total cash paid	$150,000

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3.	Joint ventures, acquisitions and divestitures (continued)

The investment by the minority interest partners was fully absorbed by its pro-rata share of losses during December 2005. The Company has continued to fund 100% of the Jamaican operations and as a result, the Company has started recording 100% of the losses during December 2005.

Turkey

On March 8, 2005, a new wholly owned subsidiary of the Company, Fusion Turkey, LLC entered into a Stock Purchase Agreement to acquire 75% of the shares of LDTS Uzak Mesafe Telekomikasyon ve Iletism Hizmetleri San. Tic. A.S. (“LDTS”), from the existing shareholders. LDTS possesses a telecommunications license approved by the Turkish Telecom Authority. This license will permit the Company to offer VoIP services under its efonica brand and other Internet services to corporations and consumers in Turkey. Given the changing dynamics of the Turkish market and regulatory framework, the Company continues to work towards the deployment of IP services but has found it unnecessary to build-out a network in Turkey as originally planned. The Company will begin offering services in Turkey in the second quarter of 2006, once its retail service rollout is complete.

The closing of the acquisition took place on May 6, 2005. The following table summarized the estimated fair value of the assets and liabilities acquired and the minority interest on May 6, 2005:

Cash	$997
Prepaid expense and other current assets	1,880
Other assets	219,326
Accounts payable and accrued liabilities	(28,235)
Minority interest	(100,000)
$93,968

The primary net asset acquired was the license (included in other assets), which was issued on March 17, 2004, and is valid for 15 years. Consequently, the license is being amortized over the remaining term. As the transaction closed on May 6, 2005, the Consolidated Statements of Operations for the year ended December 31, 2005, includes activity related to this subsidiary since May 6, 2005. The pro-forma effect of this acquisition is not material.

All joint ventures identified above, excluding Estel, have been accounted for under the consolidation method of accounting as the Company maintained a majority equity ownership in the aforementioned joint ventures.

Since the Company maintains operations in foreign countries through its joint ventures, the Company may be subject to exchange control regulations or other impediments to convert foreign currencies into U.S. dollars. In addition, the Company may generate earnings, which may be unable to be repatriated outside the country in which they are earned. As of December 31, 2005, the Company’s joint ventures have not generated profits that would be subject to such restrictions.

iFreedom

On November 14, 2005, the Company entered into an agreement to acquire the assets of iFreedom Communications International Holdings Limited (“iFreedom”), and a number of its subsidiaries, an entity that markets monthly recurring international VoIP service plans geared to meet the needs of consumers and businesses in the emerging markets. The agreement provided for a purchase price of $500,000 in cash, and 1,100,000 shares of stock, of which 750,000 shares were to be held in escrow and were subject to a performance based earn out. Under the terms of the agreement, the Company would have acquired iFreedom’s customer base as well as operations in Hong Kong, the Philippines, Malaysia, the United Kingdom, and the United States. As certain closing conditions have not yet been met by iFreedom, the parties have been working in good faith to renegotiate the terms and conditions of the transaction and have reached a proposed resolution. The Company now plans to acquire iFreedom's operations in Malaysia and the Philippines. In addition, the Company would hire certain of iFreedom's employees and potentially acquire certain other assets. The purchase price is expected to be $500,000 in cash, which may go towards satisfying certain liabilities iFreedom owes to the Company as described below, and 750,000 shares of common stock, of which 350,000 shares would be held in escrow subject to a performance based earn out. The Company anticipates executing a formal agreement documenting this new understanding, although there can be no assurance that such an agreement will be signed, what parties will be included, or that the above stated terms will be included.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3.	Joint ventures, acquisitions and divestitures (continued)

The Company has been providing termination services to iFreedom, which services have aggregated charges of approximately $216,000 as of December 31, 2005. iFreedom has entered into a non interest bearing Note with respect to charges through March 20, 2006 in the principal amount of $463,098 which will increase as charges accrue. The Security Agreement with respect to the Note has not been entered into. It is expected that up to $500,000 in principal amount of this Note will be offset at closing in lieu of cash due. The Company expects to resolve this outstanding receivable at closing, but can make no assurance all or any of the receivable will be paid.

4.	Investment in Estel

As of December 31, 2005 and 2004, the loss in excess of investment in Estel of approximately $771,000 and $141,000, respectively, represents the Company’s 49% investment in Estel (See Note 3 for further discussion). Loss from investment in Estel was approximately ($542,000), ($520,000) and ($747,000) for the years ended December 31, 2005, 2004 and 2003, respectively. Summarized financial data of Estel is below.

	Years Ended December 31,
	2005	2004
Current assets	$449,000	$599,000
Non-current assets	546,000	1,147,000
Current liabilities	1,684,000	1,893,000
Total stockholders’ equity (deficit)	(689,000)	(147,000)

	Years Ended December 31,
	2005	2004	2003
Net revenues	$2,191,000	$2,280,000	$2,119,000
Net loss	(542,000)	(520,000)	(747,000)

The investment by the other shareholder of Estel was fully absorbed by its pro rata share of losses during 2001. The Company has continued to fund 100% of Estel’s operations and as a result, the Company has recorded 100% of Estel’s losses for the years ended December 31, 2005, 2004 and 2003 as loss from investment in Estel.

For the years ended December 31, 2005, 2004, and 2003, revenues included approximately $201,000, $321,000, and $412,000, respectively, for VoIP and IP services provided to Estel. At December 31, 2005 and 2004, the amounts due from this joint venture were approximately $29,000 and $118,000, which is net of an $834,000 and $644,000 allowance respectively. These receivables are non-interest bearing, due on demand, and are included in Investment in Estel on the accompanying balance sheets.

In considering, EITF No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, management has evaluated the facts and circumstances underlying each joint venture relationship such as the financial dependence of the minority shareholders on the Company and corporate governance of each joint venture. Based upon these facts and circumstances, the Company has determined that the minority shareholder of Estel has substantive rights that prohibit the consolidation of this joint venture. As a result, the Company has accounted for this joint venture under the equity method of accounting.

5.	Goodwill and identifiable intangible assets

The Company’s goodwill relates primarily to the VoIP to Consumers and Corporations reporting segment. The changes in the amount of goodwill for the year ended December 31, 2005,is as follows:

Goodwill
Balance as of January 1, 2005	$—
Goodwill for Jamaican acquisition	147,419
Goodwill for purchase of Efonica minority interest	4,971,221
Balance as of December 31, 2005	$5,118,640

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

5.	Goodwill and identifiable intangible assets (continued)

Identifiable intangible assets, net, as of December 31, 2005, are composed of:

Trademarks	$4,584,632
Customer list, net of accumulated amortization of $22,420	276,380
$4,861,012

These identifiable intangible assets were acquired in connection with the Company's purchase of the 49.8% minority interest in its Efonica joint venture. The trademarks are not subject to amortization as they have an indefinite life. Amortization on the customer list during the year ended December 31, 2005, was $22,420. There was no customer list amortization during 2004. The following table presents estimated amortization expense for each of the succeeding calendar years.

2006	$29,880
2007	29,880
2008	29,880
2009	29,880
2010	29,880
Thereafter	126,980
$276,380

6.	Discontinued operations

During 2001, management of the Company decided to cease the operations of its domestic retail telecommunication services business lines. In connection with this decision, the Company abandoned an office located in Miami, which was being used to house the switching equipment. The office was being leased under a non-cancelable operating lease agreement. In January 2005, the Company and the landlord reached a settlement agreement whereby the remaining liability under the operating lease was reduced to $132,500, which was paid in January 2005. For the year ended December 31, 2004, included in gain from discontinued operations is approximately $588,000 related to this settlement. During 2005, the Company continued its efforts to settle and pay certain of these remaining liabilities. As a result of these efforts as well as revisions to past estimates, the Company recognized a gain of approximately $337,000 during the year ended December 31, 2005. The remaining liability at December 31, 2005 and 2004, of approximately $621,000 and $984,000 relates to trade payables and accrued expenses associated with the discontinued retail telecommunications services.

During the year ended December 31, 2003, certain trade payables, associated with the discontinuation of the Company’s retail services, were determined to be not payable to a vendor, which resulted in a gain on trade payable reductions of approximately $209,000.

7.	Property and equipment

At December 31, 2005 and 2004, property and equipment is comprised of the following:

	2005	2004
Network equipment, including $1,799,236 and $1,743,269 under capital and equipment financing leases in 2005 and 2004, respectively	$6,970,002	$7,478,487
Furniture and fixtures	120,377	92,298
Computer equipment and software, including $67,116 under capital and equipment financing leases in 2005	968,525	741,326
Leasehold improvements	2,710,219	2,710,219
Assets in progress, including $996,504 under capital and equipment financing leases in 2005	1,690,472	—
	12,459,595	11,022,330
Less accumulated depreciation and amortization, including $921,163 and $951,966 under capital and equipment financing leases in 2005 and 2004, respectively	(7,943,324)	(7,750,856)
	$4,516,271	$3,271,474

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

8.	Restricted cash

As of December 31, 2005 and 2004, the Company had approximately $218,000 and $380,000, respectively, of cash restricted from withdrawal and held by banks as certificates of deposit securing letters of credit (equal to the amount of the certificates of deposit). A significant portion of this restricted cash is required as security deposits for certain of the Company’s non-cancelable operating leases for office facilities.

9.	Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following at December 31, 2005 and 2004:

	2005	2004
Trade accounts payable	$6,134,373	$5,662,058
Accrued expenses	1,892,216	2,050,175
Interest payable	334,869	814,262
Dividends payable on Series C Preferred Stock	—	664,635
Deferred revenue	810,837	971,456
Other to be issued	97,046	112,102
	$9,269,341	$10,274,688

The deferred revenue balance at December 31, 2005, includes approximately $466,000 related to a debt settlement agreement with a domestic carrier. The provisions of the agreement provided that $555,000 due to the carrier would be resolved with a service agreement whereby the carrier will receive a reduced rate for certain minutes of traffic that is passed through the Company’s network through December 2005. The Company and the carrier have continued to comply with the terms of this agreement past December 2005. During the years ended December 31, 2005 and 2004, approximately $4,000 and $86,000, respectively, of revenue were recognized in connection with this service agreement.

10.	Long-term debt and capital lease/equipment financing obligations

At December 31, 2005 and 2004, components of long-term debt and capital lease/equipment financing obligations of the Company are comprised of the following:

		2005	2004
Convertible notes payable	(a)	$—	$250,000
Demand notes payable	(b)	—	898,931
Promissory notes payable	(c)	150,000	150,000
Demand notes payable	(d)	—	81,790
Promissory notes payable	(e)	—	150,000
Promissory notes payable	(f)	—	25,000
Promissory notes payable	(g)	—	102,000
Promissory notes payable	(h)	—	233,252
Convertible notes payable	(i)	—	2,508,333
Capital lease/equipment financing obligations	(j)	1,427,615	1,288,325
Total long-term debt and capital lease/equipment financing obligations		1,577,615	5,687,631
Less current portion		(1,569,965)	5,531,136
		$7,650	$156,495

(a) Balance at December 31, 2004, represented two convertible subordinated note agreements. Interest rate was 9.25% at December 31, 2004, payable semi-annually on January 31 and July 31. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

(b)  Two officers of the Company entered into various loan agreements with the Company in exchange for demand notes payable. The interest rates ranged from 4.00%-4.75% per annum and were due on demand. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

10.	Long-term debt and capital lease/equipment financing obligations (continued)

(c) During February 2004, the Company entered into a settlement agreement for $600,000. In the same month, the Company paid $450,000 and agreed to make 12 monthly payments for the remaining $150,000. The debt has not been repaid as of December 31, 2005, as the other party to the settlement agreement has not complied with the terms of the agreement.

(d) Balance at December 31, 2004, represented promissory notes to three stockholders. The interest rates ranged from 4.75%-12.00% per annum and were due on demand. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

(e) Balance at December 31, 2004, related to various promissory notes. Interest rate was 4.75% per annum. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

(f)  Balance at December 31, 2004, represented promissory note, which bore interest at 4.5% per annum. Principal and interest were payable in one lump sum on the earlier of 15 days from the completion of an IPO or September 1, 2005. During February 2005, this note was repaid in full upon completion of the Company’s IPO.

(g) Balance at December 31, 2004, represented a loan agreement, which bore interest at 15%. During February 2005, the note was repaid in full upon completion of the Company’s IPO.

(h) The balance at December 31, 2004, related to promissory notes to various stockholders for the purpose of resolving the Company’s capital lease debt service contract with the lessor of the equipment under lease. The notes accrued interest at 8% per annum. The balance also related to an equipment lease with a non-related party. These notes were all repaid during the year ended December 31, 2005.

(i) Balance at December 31, 2004, represented two convertible notes, which bore interest at 6.50% per annum. In February 2005, these notes were automatically converted into 651,515 common shares (based upon a conversion price of $3.85 per share) upon the completion of the Company’s IPO.

(j) During the years ended December 31, 2005 and 2004, the Company entered into several capital lease/equipment financing agreements totaling approximately $937,000 and $760,000, respectively. Of the $1.7 million of agreements entered into during 2004 and 2005, all (excluding approximately $275,000) are payable every 90 days over a 12-18 month period. The Company has imputed an interest rate of 10.0% related to these agreements. During December 31, 2004, approximately $193,000 of capital lease/equipment financing obligations had been forgiven and recorded to forgiveness of debt (see Note 16 for further discussion). At December 31, 2005 and 2004, approximately $720,000 of the capital lease obligations were in default and accordingly have been classified as currently due.

Future aggregate principal payments on long-term debt and capital lease/equipment financing obligations in the years subsequent to December 31, 2005, are as follows:

Year ending December 31,
2006	$1,916,189
2007	7,837
Total minimum payments	1,924,026
Less amount representing interest	(346,411)
Present value of minimum payments	1,577,615
Less current portion	(1,569,965)
$7,650

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

11.	Income taxes

Due to the operating losses incurred, the Company has no current income tax provision for the years ended December 31, 2005, 2004 and 2003. The provision for income taxes consists of the following:

	2005	2004	2003
Deferred
Federal	$2,883,000	$(1,662,000)	$(1,728,000)
State	(277,000)	(56,000)	(19,000)
	2,606,000	(1,718,000)	(1,747,000)
Change in valuation allowance	(2,606,000)	1,718,000	1,747,000
	$—	$—	$—

The following reconciles the Federal statutory tax rate to the effective income tax rate:

	2005	2004	2003
	%	%	%
Federal statutory rate	34.0	34.0	34.0
State, net of federal tax	2.9	1.1	0.3
Other	(1.9)	(0.1)	7.5
Change in valuation allowance	(35.0)	(35.0)	(41.8)
Effective income tax rate	—	—	—

The components of the Company’s deferred tax assets and liability consist of approximately the following at December 31, 2005 and 2004, respectively:

Deferred tax assets	2005	2004
Net operating losses	$20,463,000	$24,912,000
Allowance for doubtful accounts	499,000	423,000
Accrued liabilities and other	534,000	446,000
Property and equipment	1,580,000	—
	23,076,000	25,781,000
Deferred tax liability
Property and equipment	—	(99,000)
Deferred tax asset, net	23,076,000	25,682,000
Less valuation allowance	(23,076,000)	(25,682,000)
	$—	$—

The Company has available at December 31, 2005 and 2004, approximately $60,184,000 and $73,269,000, respectively, of unused net operating loss carry forwards that may be applied against future taxable income, which expire in various years from 2012 to 2025. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carry forwards and credits may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The amount of such limitation, if any, has not been determined.

Management of the Company had decided to fully reserve for its net deferred tax assets, as it is more likely than not that the Company will not be able to utilize these deferred tax assets against future taxable income, coupled with certain limitations on the utilization of the net operating losses due to various changes in ownership over the past several years.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

12.	Commitments and contingencies

The Company has various non-cancelable operating lease agreements for office facilities. A summary of the lease commitments under non-cancelable leases at December 31, 2005, is approximately as follows:

Year ending December 31,
2006	$1,289,000
2007	1,275,000
2008	1,315,000
2009	1,352,000
2010	837,000
Thereafter	3,069,000
$9,137,000

Rent expense for all operating leases was approximately $1,309,000, $1,145,000 and $1,238,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Certain of the Company’s leases include fixed rent escalation schedules or rent escalations based upon a fixed percentage. The Company recognizes rent expense (including escalations) on a straight-line basis over the lease term.

The Company has entered into agreements to relocate its New York executive offices and expand its Fort Lauderdale office during 2006. The revised lease terms for both of these offices are reflected in the above lease commitment schedule.

As of December 31, 2005, the Company has outstanding purchase commitments of approximately $445,000.

Legal Matters

On May 28, 2003, Jack Grynberg, et al., an investor in one of our private offerings; filed a complaint with the Denver District Court, State of Colorado (Jack Grynberg, et al v. Fusion Telecommunications International, Inc., et al, 03-CV-3912) seeking damages in the amount of $400,000 for the purchase of an interest in Fusion’s 1999 private placement offering of subordinated convertible notes through Joseph Stevens & Company, Inc., a registered broker dealer. This complaint asserted the following claims for relief against us: Breach of Fiduciary Duty, Civil Theft, Deceptive Trade Practices, Negligent Misrepresentation, Deceit Based on Fraud, Conversion, Exemplary Damages and Prejudgment Interest. On June 25, 2004, we filed with the Court our Motion to dismiss, which was granted. We were awarded attorneys’ fees by the court. The plaintiffs have filed an appeal of the motion, which is pending.

The Company is involved in other claims and legal actions arising in the normal course of business. Management does not expect that the outcome of these cases will have a material effect on the Company’s financial position or results of operations. Due to the regulatory nature of the industry, the Company is periodically involved in various correspondence and inquiries from state and federal regulatory agencies. Management does not expect the outcome of these inquiries to have a material impact on the operations or the financial condition of the Company.

13.	Preferred stock

The Company has authorized 10,000,000 shares of its stock for the issuance of Preferred Stock. The Company has designated 1,100,000, 1,500,000 and 110,000 shares of $10 Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”), $10 Series B Convertible Redeemable Preferred Stock (“Series B Preferred Stock”) and $90 Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”), respectively (collectively “Preferred Stock”).

During May 2004, each outstanding share of Series A and Series B Preferred Stock was converted to common stock at a conversion rate of $3.50 per share. Consequently as of December 31, 2004, there were no shares outstanding of Series A and Series B Preferred Stock.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

13.	Preferred Stock (continued)

At December 31, 2004, there were 109,962 shares of the Series C Preferred Stock outstanding. The holders of the Series C Preferred Stock were entitled to receive cumulative dividends of 8% per share per annum which were payable annually beginning on December 18, 2004, and were payable in cash, unless the Company completed its IPO before December 18, 2004. Since the IPO was not completed until February 2005, the dividends on the Series C Preferred Stock of approximately $665,000 were paid on January 18, 2005. Upon the closing of the Company’s initial public offering during February 2005, the 109,962 outstanding shares of the Series C Preferred Stock were automatically converted into 3,141,838 shares of the Company’s common stock and 3,141,838 Redeemable Common Stock Purchase Warrants. There was no beneficial conversion feature associated with this conversion.

Dividends

The holders of Series A Preferred Stock were entitled to receive cumulative dividends of 12% per share per annum, which were payable annually in arrears beginning on August 31, 2002 and were payable (at the Company’s option) in cash or shares of the Company’s common stock at a rate equal to the conversion rate in effect at the date of declaration of the dividend. The holders of Series B Preferred Stock were entitled to a cumulative dividend of 11.5% per share per annum, which were payable annually in arrears beginning on March 31, 2003, and were payable (at the Company’s option) in cash or shares of the Company’s common stock at a rate equal to the conversion rate in effect at the date of declaration of the dividend. The holders of Series C Preferred Stock were entitled to receive cumulative dividends of 8% per share per annum which were payable annually beginning on December 18, 2004, and were payable in cash, unless the Company completed its IPO before December 18, 2004. Since the IPO was not completed until February 2005, the dividends on the Series C Preferred Stock of approximately $665,000 were paid on January 18, 2005.

In January 2003, the Company’s Board of Directors (the “Board”) declared a stock dividend payable on the outstanding shares of Series A and Series B Preferred Stock (due on August 31, 2002 and March 31, 2003, respectively). The Board elected to issue shares of the Company’s common stock in lieu of cash at a conversion rate equal to $2.28 per share times the aggregate dividends due to the holders of both Series A and Series B Preferred Stock at the date of record (August 15, 2002 and March 15, 2003, respectively). During the year ended December 31, 2003, 318,491 shares of the Company’s common stock valued at approximately $725,000 were recorded and issued as a dividend to the Series A and Series B Preferred shareholders.

In December 2003, the Board declared a stock dividend payable on the outstanding shares of Series A and Series B Preferred Stock (due on August 31, 2003 and March 31, 2004, respectively). The Board elected to issue shares of the Company’s common stock in lieu of cash at a conversion rate equal to $2.98 per share times the aggregate dividends due to the holders of both Series A and Series B Preferred Stock at date of record (August 15, 2003 and March 15, 2004, respectively). At December 31, 2003, the Company recorded a stock dividend distributable of approximately $553,000 for the issuance of 185,962 shares of common stock to the holders of the Company’s Series A and Series B Preferred Stock. These shares were issued during the year ended December 31, 2004, along with an additional 6,708 shares of common stock for dividends on Series B Preferred Stock totaling approximately $20,000.

In connection with the conversion of the Series A and Series B Preferred Stock into common stock, accrued dividends from September 1, 2003 and April 1, 2004 to the date of the respective conversions were issued in the form of common stock. These common stock dividends aggregated 123,012 additional shares of common stock and were issued during September 2004.

Redemption

The Company had the right to redeem the outstanding shares of Series A and Series B Preferred Stock at any time (with 30 days prior notice) for a redemption price of $10 per share plus accrued, but unpaid dividends. The Company had the right to redeem the outstanding shares of Series C Preferred Stock, commencing on the first anniversary of the first issuance of Series C Preferred Stock, at a price per share equal to 115% of the stated value of $90, plus pro rata accrued and unpaid dividends due through the date of redemption.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

13.	Preferred Stock (continued)

As previously discussed, the Series C Preferred Stock was converted to common stock in February 2005. Had the conversion not occurred after the second anniversary of the first issuance of the Company’s Series C Preferred Stock (December 18, 2005) and so long as all classes of the Company’s stock were not publicly traded and a liquidation had not occurred, each holder of Series C Preferred Stock may have, at its option, required the Company to redeem its shares at a price equal to 112% of the stated value of the stock, plus pro rata accrued and unpaid dividends due through the date of redemption. At December 31, 2004, the redemption value of the Series C Preferred Stock was approximately $10,932,000.

At various times during 2005, all the holders of the Company’s Series A and Series B Preferred Stock, elected to convert their shares into common stock.

Voting

No holders of Preferred Stock had voting rights, except as provided by law.

14.	Stock options and warrants

Under the Company’s 1998 stock option plan (as amended), the Company has reserved 2,680,857 shares of common stock for issuance to employees at exercise prices determined by the Board of Directors. Options under the plan typically vest in annual increments over a three or four year period, expire ten years from the date of grant and are issued at exercise prices no less than 100% of the fair market value at the time of grant. As discussed in Note 2, through December 31, 2005, the Company has elected to adopt the disclosure-only provisions of SFAS No. 123 and has accounted for its stock-based employee compensation plans in accordance with APB No. 25. As a result, no compensation cost for its stock option plan has been recognized in the periods presented.

On July 14, 2004, the Company’s Stock Option Committee approved a recommendation to issue 446,057 options to its employees who had been previously granted stock options. Each employee received new options equal to 50% of their existing options priced at $3.15 per share and 50% at $4.38 per share, both with a four year vesting period and furthermore received credit for the vesting time on previously issued options, and the original options were cancelled if not exercised within six months and one day of the issuance of the new options (approximately 480,000 options were cancelled on January 14, 2005).

On December 19, 2005, the Nominating and Compensation Committee of the Company accelerated the vesting schedule on all stock options granted prior to November 18, 2005 to be fully vested as of December 19, 2005.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

14.	Stock Options and Warrants (continued)

A summary of the Company’s stock option plan as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates is as follows:

	Number of Shares	Per Share Option Price	Weighted Average Option Price
Shares under options at January 1, 2003	1,009,771	$2.35 -$14.00	$7.39
Granted in 2003	9,771	8.75 -8.75	8.75
Expired in 2003	(363,335)	2.35 -14.00	5.11
Shares under options at December 31, 2003	656,207	2.35 -11.66	8.72
Granted in 2004	1,337,764	3.15 -8.75	4.21
Expired in 2004	(145,393)	2.35 -11.66	9.26
Shares under options at December 31, 2004	1,848,578	2.35 - 8.75	5.42
Granted in 2005	772,566	2.46-6.45	3.86
Exercised in 2005	(21,429)	2.35-2.35	2.35
Expired/cancelled in 2005	(556,916)	3.15-8.75	8.41
Shares under options at December 31, 2005	2,042,799	$2.46-$8.75	$4.05

	Number of Shares	Per Share Option Price	Weighted Average Option Price
Options exercisable at December 31, 2003	452,315	$2.35-$11.66	$8.58
Options exercisable at December 31, 2004	440,049	$2.35-$8.75	$8.44
Options exercisable at December 31, 2005	1,548,307	$3.15-$8.75	$4.50

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.46-2.46	431,450	4.69 years	$2.46	—	$—
$2.65-3.75	283,560	8.40 years	3.20	255,880	3.23
$4.38-4.38	1,078,607	6.33 years	4.38	1,045,586	4.38
$4.40-6.45	249,110	9.12 years	6.30	246,823	6.31
$8.75-8.75	72	0.22 years	8.75	18	8.75
	2,042,799			1,548,307

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

14.	Stock Options and Warrants (continued)

The Company, as part of various debt and other agreements, have issued warrants to purchase the Company’s common stock. The following summarizes the information relating to warrants issued and the activity during 2005, 2004 and 2003:

			Weighted
	Number		Average
	of	Per Share	Warrant
	Shares	Warrant Price	Price
Shares under warrants at January 1, 2003	159,217	$0.04 -8.75	$3.57
Issued in 2003	93,541	2.98 -3.57	3.01
Shares under warrants at December 31, 2003	252,758	0.04 -8.75	3.33
Issued in 2004	33,820	2.28 -8.75	5.53
Shares under warrants at December 31, 2004	286,578	0.04 -8.75	3.61
Issued in 2005	7,281,838	6.45	6.45
Exercised in 2005	(28,572)	2.98	2.98
Expired in 2005	(77,409)	2.98-8.75	4.15
Shares under warrants at December 31, 2005	7,462,435	$0.04-6.45	$6.37

All warrants are fully exercisable upon issuance other than the IPO warrants, which could not be exercised until the first anniversary of the date of the IPO.

15.	Equity transactions

On February 17, 2005, the Company closed its initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $0.05 per warrant. Gross proceeds of the offering were approximately $23,300,000. Total estimated offering costs were approximately $3,000,000, which resulted in net proceeds to the Company of $20,400,000. On March 30, 2005, the Company’s underwriters exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. The Company received an additional $2,900,000 in net proceeds from the closing on the over-allotment option.

Subsequent to the IPO, the Company had two classes of outstanding common stock. The holders of the Class A Common Stock had identical rights and privileges as the regular common stock, except that they were not able to transfer shares of Class A Common Stock until the first anniversary of the date of the prospectus, which was February 11, 2005. After the date of the IPO, the Class A Common Stock could have been converted at the option of the holder, without the consent of the underwriters, if the holder executed and delivered a lock up agreement preventing the public sale of the common stock until the first anniversary of the date of the IPO. The Class A Common Stock will be automatically converted into the regular common stock on the first anniversary of the date of the IPO (See Note 21).

Upon completion of the IPO, $2,508,333 million of convertible debt was converted into 651,515 shares of common stock. In addition, 1,439,643 shares of common stock were issued (of which 675,581 shares were held in escrow at December 31, 2005) in connection with the Company’s acquisition of the 49.8% minority interest in Efonica (see Note 3 for further discussion). In accordance with SFAS No. 141, since 675,581 of these shares are held in escrow, they were not reflected as outstanding as of December 31, 2005. In addition, as discussed in Note 13, all outstanding Series C Preferred Stock was converted into common stock.

During the second quarter of 2005, a director exercised stock options which resulted in the issuance of 21,429 shares of common stock and two individuals exercised warrants, which resulted in the issuance of 28,572 shares of Class A Common Stock.

On April 19, 2005, the Company entered into a consulting service agreement. In connection with this agreement, the Company issued 11,363 shares of restricted common stock based upon a price of $4.40 per share. During the second quarter of 2005, the restricted shares were released in accordance with the agreement. The $50,000 expense associated with these shares is being amortized over the one-year term of the agreement.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

15.	Equity transactions (continued)

On November 1, 2004, the Board of Directors, upon approval of the stockholders, increased the authorized number of common shares to 126,000,000, which includes 105,000,000 shares of common stock and 21,000,000 shares of Class A Common Stock. The stockholders approved this increase on December 10, 2004. On December 10, 2004, the stockholders approved the amendment to the Company’s Certificate of Incorporation to automatically convert each share of the Company’s outstanding common stock (except for shares of common stock issuable upon conversion of Series C Preferred Stock) into one share of Class A Common Stock. The Class A Common Stock could not be converted into common stock until February 17, 2006, which is one year after the completion of the Company’s initial public offering, unless the holder agreed to exercise a one-year lock up agreement. See subsequent events Note 21 regarding the conversion of these shares. The rights of a Class A shareholder were identical in all respects to the common stock other than the shares of Class A Common Stock were not transferable for a period of one year following the February 2005 closing of the Company’s IPO.

In October 2004, the Company issued 19,048 shares of common stock at $5.25 per share in lieu of cash to the Saif Telecom (Pvt) Ltd for management fees related to the Pakistan joint venture.

At various times through the first six months of 2004, all the shareholders of the Company’s Series A Preferred Stock, elected to convert their shares into common stock at a conversion rate of $3.50 per share. This conversion resulted in the issuance of 1,163,500 shares of common stock. In connection with this conversion accrued dividends from September 1, 2003 to the date of the respective conversions were issued in the form of common stock. These common stock dividends resulted in the issuance of 119,479 additional shares of common stock.

At various times through the first six months of 2004, all the shareholders of the Company’s Series B Preferred Stock, elected to convert their shares into common stock at a conversion rate of $3.50 per share. This conversion resulted in the issuance of 210,000 shares of common stock. In connection with this conversion accrued dividends from April 1, 2004 to the date of the respective conversions were issued in the form of common stock. These common stock dividends resulted in the issuance of 3,533 additional shares of common stock.

During March 2004, certain investors elected to convert approximately $407,000 of their notes and $177,000 of escrow advances into shares of the Company’s Series C Preferred Stock at a conversion rate of $90 a share. The conversion resulted in the issuance of 6,504 additional shares of Series C Preferred Stock.

In December 2003, certain note holders elected to convert their notes and related accrued interest, totaling approximately $930,000, into shares of the Company’s Series C Preferred Stock at a conversion rate of $90 per share, resulting in the issuance of 10,336 shares of Series C Preferred Stock. Also during December 2003, a $10,000 advance from a potential investor in a proposed Asian joint venture (which did not materialize) was converted into 111 shares of Series C Preferred Stock at a conversion rate of $90 per share.

In November 2003, the Company commenced a private placement for the purpose of raising working capital for the Company’s operations. The private placement provided for the issuance of a maximum of 110,000 shares of the Company’s Series C Preferred Stock at $90 per share. The private placement was valid through December 15, 2003, but was extended for an additional 107 days. The total number of shares of Series C Preferred Stock issued in this private placement during 2003 was 33,542 shares, for which proceeds of approximately $2,526,000 were received, net of expenses of approximately $492,000. During 2004, an additional 59,470 shares of Series C Preferred Stock were issued in a final closing of this private placement. The proceeds were approximately $4,631,000, which is net of expenses of approximately $724,000.

In June 2003, the Company commenced a private placement for the purpose of raising working capital for the Company’s operations. The private placement provided for the issuance of a maximum of 5,714,286 shares of the Company’s $0.01 par value common stock at $2.98 per share. The private placement was valid through September 15, 2003, but was extended for an additional 90 days. The total number of shares of common stock issued in this private placement was 1,342,844 shares for which proceeds of approximately $3,774,000 were received, net of expenses of approximately $247,000. During the year ended December 31, 2004, an additional 430,252 shares were issued in this private placement for which proceeds of approximately $1,277,000 were received, which is net of expenses of approximately $3,000.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

15.	Equity transactions (continued)

At various times during the year ended December 31, 2003, certain note holders elected to convert approximately $2,280,000 (in the aggregate) of their notes and accrued interest into common stock at conversion rates ranging between $2.28 and $5.25 per share. The conversions resulted in the issuance of an additional 623,234 shares of common stock. Also during 2003, the Company issued 16,807 shares of its common stock, at $2.98 per share for the assumption of a $50,000 letter of credit in the name of and secured by a shareholder of the Company.

16.	Settlements of debt

During the year ended December 31, 2005, the Company recognized both gains and a loss on debt settlements. The net of these settlements was a loss of approximately $76,000. The two significant settlements comprising this balance relates to a loss on settlement of debt of approximately $134,000 related to an international venture the Company was involved with during prior years. In addition, the Company entered into a settlement agreement with a vendor, which resulted in forgiveness of debt of approximately $43,000.

During 2004, the Company recorded approximately $2,175,000 related to forgiveness of debt. As of December 31, 2003, the Company had an outstanding capital lease obligation aggregating approximately $238,000. In January 2004, the Company entered into an agreement whereas the Company agreed to pay the sum of $45,000 resulting in a $193,000 forgiveness of debt. In addition, during 2004, the Company recorded approximately $1,982,000 of additional forgiveness of debt primarily related to settlements of network and general obligations.

During 2003, the Company had three outstanding capital lease obligations with lessors, aggregating approximately $1,974,000. During 2003, the Company entered into settlement agreements whereas the Company agreed to pay the sum of $695,000 and agreed to issue 14,286 shares of common stock at $2.28 per share, resulting in approximately $1,247,000 forgiveness of debt. For the year ended December 31, 2003, the Company recorded approximately $3,918,000 of forgiveness of debt, including approximately $2,671,000 of settled accounts payable disputes.

17.	Profit sharing plan

The Company has a defined contribution profit sharing plan, which covers all employees who meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Board. No contributions to the profit sharing plan were made for the years ended December 31, 2005, 2004 and 2003.

18.	Related party transactions

At December 31, 2004, the Company had an aggregate of approximately $1,700,000 of long-term debt due to stockholders of the Company. In addition, the Company had approximately $539,000 of accrued interest outstanding on this related debt as of December 31, 2004. This debt and all interest accrued on the date of repayment was repaid during 2005. Interest expense related to this debt was approximately $18,000, $230,000, and $416,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

19.	Concentrations

Major Customers

During 2005, six customers of the Company accounted for revenues exceeding 53% in total and at least 5% individually of the Company’s total revenues for 2005. During 2004, two customers of the Company accounted for revenues exceeding 21% in total and at least 5% individually of the Company’s total revenues for 2004. During 2003, eight customers of the Company accounted for revenues exceeding 59% in total and at least 5% individually of the Company’s total revenues for 2003. These customer revenues were all in the traditional voice and VoIP to carrier segments. Revenues earned from these customers were approximately $26,051,000 in 2005, $10,479,000 in 2004, and $18,816,000 in 2003. At December 31, 2005, 2004 and 2003, the amounts owed to the Company by these customers were approximately $1,951,000, $1,429,000, and $1,004,000, respectively.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

19.	Concentrations (continued)

Geographic Concentrations

The Company’s operations are significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management’s estimates and the Company’s performance.

During 2005, 2004 and 2003, the Company generated approximate revenue from continuing operations from customers in the following countries:

	2005	2004	2003
United States	$44,166,000	$46,248,000	$31,350,000
Other	5,199,000	3,310,000	668,000
	$49,365,000	$49,558,000	$32,018,000

At December 31, 2005 and 2004, the Company had foreign long-lived assets in foreign countries as follows:.

	2005	2004
Pakistan	$—	$115,000
Jamaica	$245,000	$—

Revenues by geographic area are based upon the location of the customers. The foreign long-lived assets by geographic area represent those assets physically used in the operations in each geographic area.

20.	Segment Information

The Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 requires disclosures of segment information on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has three reportable segments that it operates and manages which are organized by products and services. The Company measures and evaluates its reportable segments based on revenues and cost of revenues. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-operational and/or non-recurring nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Each segment is managed according to the products, which are provided to the respective customers, and information is reported on the basis of reporting to the Company’s Chief Operating Decision Maker. In previous years, the Company had four reportable segments with Voice To Carriers being broken out into two separate segments. Since the Company’s Chief Operating Decision Maker currently reviews these two segments as one, the segment disclosures for the year ended December 31, 2004 have been presented in a consistent manner.

The Company’s segments and their principal activities consist of the following:

Voice to Carriers — Voice to Carriers includes VoIP to Carriers, which is the termination of voice telephony minutes by the Internet rather than the older circuit-switched technology. VoIP permits a less costly and more rapid interconnection between the Company and international telecommunications carriers. This segment also includes traditional voice (the termination of voice telephony minutes from or to the countries served by the Company utilizing Time Division Multiplexing (TDM) and “circuit-switched” technology). Typically, this will include interconnection with traditional telecommunications carriers either located internationally, or those carriers that interconnect with the Company at its U.S. Points of Presence (POP) and provide service to other destinations. These minutes are sold to carriers on a wholesale basis.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

20.	Segment Information (continued)

VoIP to Consumers and Corporations — The Company provides VoIP services targeted to end-users and corporations, primarily through its efonica brand. The Company offers services that permit consumers or corporations to originate calls via IP telephones or telephone systems that use the Internet for completion to standard telephone lines anywhere in the world. The Company also provides PC-to-phone service that utilizes the Internet to allow consumers to use their personal computers to place calls to the telephone of their destination party.

Internet, Managed Private Networks & Other — The Company provides Internet connectivity to telecommunications carriers, Internet service providers, government entities, and multinational customers via its POPs in the U.S. and India, and through its partners elsewhere. The Company also offers point-to-point private lines, virtual private networking, and call center communications services to customers in its target markets.

Operating segment information for 2005 and 2004 is summarized as follows:

	Year ended December 31, 2005
	Voice to Carriers	VoIP to Consumers and Corporations	Internet, Managed Private Networks & Other	Corporate & Unallocated	Consolidated
Revenues	$43,608,538	$3,775,054	$1,980,950	$—	$49,364,542
Cost of revenues (exclusive of depreciation and amortization)	$(41,070,944)	$(2,820,792)	$(1,157,181)	$—	$(45,048,917)
Depreciation and amortization	$(1,262,870)	$(58,281)	$(53,619)	$(135,402)	$(1,510,172)
Selling, general and administrative	$(5,196,778)	$(1,845,475)	$(594,166)	$(4,302,582)	$(11,939,001)
Other income (expense)	$(741,771)	$(23,730)	$(33,359)	$200,424	$(598,436)
Loss from continuing operations	$(4,663,825)	$(973,224)	$142,625	$(4,237,560)	$(9,731,984)
Income from discontinued operations	$336,910	$—	$—	$—	$336,910
Net income (loss)	$(4,326,915)	$(973,224)	$142,625	$(4,237,560)	$(9,395,074)
Assets	$7,516,881	$10,453,247	$322,176	$16,093,475	$34,385,779
Capital Expenditures	$1,492,525	$129,203	$67,799	$187,725	$1,877,252

	Year ended December 31, 2004
	Voice to Carriers	VoIP to Consumers and Corporations	Internet, Managed Private Networks & Other	Corporate & Unallocated	Consolidated
Revenues	$44,226,875	$3,128,719	$2,202,379	$—	$49,557,973
Cost of revenues (exclusive of depreciation and amortization)	$(39,091,544)	$(2,350,310)	$(1,486,140)	$—	$(42,927,994)
Depreciation and amortization	$(1,519,466)	$(26,363)	$(91,965)	$(166,390)	$(1,804,184)
Selling, general and administrative	$(5,847,052)	$(595,140)	$(413,702)	$(2,948,511)	$(9,804,405)
Other income (expense)	$1,910,491	$600	$(1,758)	$(2,506,210)	$(596,877)
Income (loss) from continuing operations	$(320,696)	$157,506	$208,814	$(5,621,111)	$(5,575,487)
Income from discontinued Operations	$545,215	$—	$—	$—	$545,215
Net Income (loss)	$224,519	$157,506	$208,814	$(5,621,111)	$(5,030,272)
Assets	$6,638,538	$547,588	$433,707	$6,042,284	$13,662,117
Capital Expenditures	$503,735	$32,450	$28,312	$62,722	$627,219

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

20.	Segment Information (continued)

The Company employs engineering and operations resources that service across multiple product lines. Depreciation and indirect operating expenses were allocated to each product line based upon their respective revenues. The amounts reflected as Corporate & Unallocated represent those expenses that were not appropriate to allocate to each product line.

21.	Subsequent events

In connection with the Company’s relocation of its New York executive office during 2006, the lease amendment required the Company to provide a Letter of Credit in favor of the landlord in the amount of approximately $428,000. The Letter of Credit was obtained in January 2006, and is secured by $239,000 in money market funds. The Company also received an $189,000 line of credit that would be drawn down, should the Company default on the lease terms.

On February 15, 2006, the Company entered into an Intellectual Property Transfer Agreement with Xtreme VoIP Corp., pursuant to which the Company purchased a software application and other intellectual property rights relating to a VoIP software solution. The purchase price was $600,000, of which $60,000 is payable in cash, $180,000 is payable in cash or stock (at the Company’s option) on or before the third anniversary of the Agreement, depending upon the attainment of subscriber milestones. On the fourth anniversary of the Agreement, the Company has the option of either paying the remaining consideration or reverting the Agreement and the Intellectual Property back to Xtreme, while retaining a perpetual non-exclusive, paid up, royalty free license to utilize and sub-license the Intellectual Property. Any royalties paid to Xtreme or gains in the market value of the stock received by Xtreme, based on the last closing price of an aggregate of 30 days during the four year period when Xtreme is free to sell such shares with the highest market value, shall be applied to the remaining consideration. In the event that the Company licenses the Intellectual Property as a product to third parties, but not a sale of the Intellectual Property in its entirety, until the sixth (6th) anniversary of this Agreement, Xtreme will be entitled to receive a royalty equal to 20% of the software sales sold by the Company.

On February 17, 2006, the 15,739,963 shares of Class A Common Stock outstanding were automatically converted into shares of common stock.

In March 2006, under an amendment to the Efonica Purchase Agreement, the escrowed shares were released to Karamco, subject to a lock-up period until February 15, 2007, and the Difference Payment was extended to March 2007 (see Note 3 for further details regarding the purchase agreement). The release of the 675,581 shares in escrow resulted in an increase to stockholders equity of approximately $4.4 million and a reduction to the long-term liability, which was recorded as of December 31, 2005.

During March 2006, 14,286 shares of Common Stock were issued upon the exercise of a warrant to purchase the shares at a price of $0.035 per share.

On March 30, 2006, an equipment vendor, filed a complaint with the Circuit Court in Broward County, State of Florida seeking damages in the amount of $1,379,502 allegedly due on two promissory notes plus accrued interest through March 1, 2006, and attorneys costs. Management will assert a counterclaim against the vendor and intends to vigorously defend the action.  The Company's legal counsel has advised that, at this stage they cannot accurately predict the likelihood of an unfavorable outcome or quantify the amount or range of potential loss, if any.  Accordingly, with the exception of amounts previously accrued by the Company under the capital lease arrangement, no adjustment that may result from resolution of these uncertainties has been made in the accompanying financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements

22.	Selected quarterly results (unaudited)

	2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$11,929,052	$19,259,891	$9,123,742	$9,051,857
Operating loss	$(2,206,802)	$(1,910,167)	$(2,369,072)	$(2,647,507)
Interest income (expense), net	$(275,803)	$91,380	$107,276	$116,507
Gain (loss) on settlements of debt	$—	$5,340	$52,539	$(133,806)
Net loss	$(2,465,591)	$(1,900,881)	$(2,341,140)	$(2,687,462)
Basic and diluted net loss per
common share applicable to
common stockholders	$(0.12)	$(0.07)	$(0.09)	$(0.10)

	2004
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$10,187,664	$16,117,765	$13,023,371	$10,229,173
Operating loss	$(1,101,341)	$(639,021)	$(911,750)	$(2,326,498)
Interest expense, net	$285,131	$538,389	$552,739	$851,801
Gain on settlements of debt	$1,819,412	$157,184	$197,934	$—
Net income (loss)	$265,427	$(1,122,493)	$(1,369,749)	$(2,803,457)
Preferred stock dividends	$(19,957)	$(365,961)	$—	$—
Net income (loss) applicable to common stockholders	$245,470	$(1,488,454)	$(1,369,749)	$(2,803,457)
Basic net income (loss) per
common share applicable to
common stockholders	$0.02	$(0.09)	$(0.08)	$(0.16)
Diluted net income (loss) per common share applicable to common stockholders	$0.03	$(0.09)	$(0.08)	$(0.16)

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions charged to expense	Deductions from Reserves	Balance at end of period
Allowance for Doubtful Accounts for the Years Ended:
December 31, 2005 (1)	$1,058,414	$350,434	$161,313	$1,247,535
December 31, 2004 (1)	687,490	780,479	409,555	1,058,414
December 31, 2003	517,409	183,735	13,654	687,490

Tax Valuation Account for the Years Ended:
December 31, 2005	$25,682,000	$—	$2,606,000	$23,076,000
December 31, 2004	23,964,000	1,718,000	—	25,682,000
December 31, 2003	22,217,000	1,747,000	—	23,964,000

(1)
Additions charged to expense and balance at end of period includes amounts associated with the Company’s equity investment in Estel. This allowance is net against the liability balance that is included in Investment in Estel on the Company’s Consolidated Balance Sheets.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, paid by the registrant in connection with the issuance and distribution of the Common stock registered:

SEC registration fee	$11,130
NASD filing fee	9,417
American Stock Exchange	83,333
Legal fees and expenses	345,000
Accountants’ fees and expenses	295,000
Printing and Engraving expenses	253,000
Blue Sky Fees and Expenses	2,500
Transfer Agent and Registration Fees	2,500
Miscellaneous	8,120
Total	$1,010,000

All of the expenses set forth above were paid by us.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law, which we refer to as the “DGCL,” permits a provision in the certificate of incorporation of each corporation organized under the DGCL eliminating or limiting, with some exceptions, the personal liability of a director to corporation the or its stockholders for monetary damages for some breaches of fiduciary duty. Our Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

Section 145 of the DGCL, which we refer to as “Section 145,” in summary, empowers a Delaware corporation to indemnify, within limits, its officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that they actually and reasonably incur in connection with any suit or proceeding, other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

With respect to any action by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys’ fees) they actually and reasonably incur in connection with the defense or settlement of the action or suit, provided that person meets the standard of conduct described in the preceding paragraph. No indemnification is permitted, however, in respect of any claim where that person has been found liable to the corporation, unless the Court of Chancery or court in which the action or suit was brought approves the indemnification and determines that the person is fairly and reasonably entitled to be indemnified.

Our Certificate of Incorporation contains a provision that eliminates the personal liability of our directors to us and our stockholders for monetary damages for breach of a director’s fiduciary duty to us. This provision does not permit any limitation on, or elimination of the liability of a director for, disloyalty to us or our stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that would be illegal under the DGCL.

Our Certificate of Incorporation requires us to indemnify our directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in our right (a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action. Moreover, the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of our securities that have been sold or issued by us during the past three years. Each of these securities were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act. There were no underwriting discounts or commissions paid in connection with the sale of these securities, except as noted.

In March 2002, we issued pursuant to a private placement an aggregate of 83,500 shares of series B preferred stock at $10 per share for gross proceeds of $835,000. We did not pay commissions in connection with the sale of these shares. The offering was made to 4 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We provided each purchaser with a private placement memorandum and required each purchaser to represent that they were accredited investors. In March of 2003 and 2004, dividends were issued in the form of common stock in the amounts of $82,013 and $84,525 respectively. In May of 2004, the series B Preferred shareholders elected to convert their preferred stock to common stock at $3.50 per share, as authorized by the Board of Directors in December of 2003. During September 2004, dividends from the period of March 2004 until the day of conversion were issued to shareholders, in the form of common stock for a total amount of $10,510.

In July 2002, we issued 2,358,956 shares of common stock at $2.28 per share pursuant to a rights offering to existing holders of record as of July 31, 2002. We received gross proceeds of $5,366,625, including $3,730,658 from the conversion of debt. In 2003, we issued an additional 1,546,540 shares for gross proceeds of $3,523,529, including $439,147 from the conversion of debt. We paid commissions of $42,875 to Joseph Stevens & Co. in connection with the sale of these shares. The offering was made to 83 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We required each purchaser to represent that they were accredited investors.

At various times during the year ended December 31, 2002, certain note holders elected to convert approximately $3,731,000 (in the aggregate) of their notes into common stock at a conversion rate of $2.28. The conversion resulted in the issuance of an additional 1,639,850 shares of common stock.

During 2002 holders of Series A and B Preferred Stock elected to convert 112,250 and 10,000 shares, respectively, of their stock into common stock at conversion rates of $8.75 and $8.23, respectively. The conversion resulted in the issuance of 140

In June 2003, we issued pursuant to a private placement 1,543,187 shares of common stock at $2.98 per share for gross proceeds of $4,590,980 including $596,000 from the conversion of debt. In 2004, we issued an additional 430,252 shares for aggregate proceeds of $1,280,000. We paid commissions of $68,000 to Joseph Stevens & Co. in connection with the sale of these shares. The offering was made to 29 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We provided each purchaser with a private placement memorandum and required each purchaser to represent that they were accredited investors.

In November 2003, we issued pursuant to a private placement 43,988 shares of series C convertible preferred stock at $90 per share for gross proceeds of $3,958,920, including $940,140 from the conversion of debt. Approximately $930,140 was converted into shares of the Company’s series C preferred stock at a conversion rate of $90 per share, resulting in the issuance of 10,336 shares of series C preferred stock. Also during December 2003, a $10,000 advance from a potential investor in a proposed Asian joint venture (which did not materialize) was converted into 111 shares of series C preferred stock at a conversion rate of $90 per share. In February 2004, we issued an additional 65,974 shares of series C convertible preferred stock for gross proceeds of $5,937,660, including $585,360 from the conversion of debt. The notes were converted into shares of our series C preferred stock at the conversion rate of $90 per share. The conversion resulted in the issuance of 6,504 additional shares of series C preferred stock. We paid commissions of $1,151,186 to Kirlin Securities, Inc. in connection with the sale of these shares. The offering was made to 178 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We provided each purchaser with a private placement memorandum and required each purchaser to represent that they were accredited investors.

On December 24, 2003, Fusion and a large U.S. carrier entered into a settlement agreement, which included the issuance of 246,667 shares of common stock at $5.25 per share for the amount of $1,295,000 and a note payable of $555,000. The note payable is being repaid through a service agreement where the carrier is receiving a reduced rate for every minute of traffic that is passed through our network.

At various times during the year ended December 31, 2003, certain note holders elected to convert approximately $985,165 of their notes and accrued interest into common stock at conversion rates ranging between $2.28 and $5.25 per share. The conversions resulted in the issuance of an additional 376,567 shares of common stock. Also during 2003, the Company issued 16,807 shares of its common stock, at $2.98 per share for the assumption of a $50,000 letter of credit in the name of and secured by a shareholder of the Company.

In October 2004, we issued 19,048 shares of our common stock at $5.25 per share to the Saif Group in exchange for all outstanding obligations owed to them as of July 1, 2004. In connection with the issuance of such shares, we relied on Section 4(2) of the Securities Act.

On November 10, 2004, we issued convertible promissory notes to one individual in the aggregate amount of $2,508,333, representing $1,400,000 in cash and $1,108,333 to refinance certain debt and accrued interest owed to an existing related party. The promissory notes bear interest at 6.5% per annum and are due on November 2006. The notes will automatically convert into common shares at a conversion price of $3.85 per share upon the closing of the offering. The common stock is subject to a one-year lock up provision. We paid Kirlin Securities, Inc. $70,000 as an advisory fee in connection with this issuance.

In January 2005, we entered into an agreement to acquire the 49.8% minority interest in one of our Efonica joint venture. Pursuant to this agreement, we agreed to issue an aggregate of 1,439,643 shares to one individual who is an officer of ours, in connection with the purchase of this minority interest. We relied on Section 4(2) of the Securities Act in connection with such issuance.

(a) Exhibits

ITEM 16. EXHIBITS

Exhibit No.	Description

3.1	Certificate of Incorporation, as amended (*)

3.1	(a) Certificate of Designation of Series C Convertible Redeemable Preferred Stock (*)

3.2	Bylaws (*)

5.1	Opinion of Gersten Savage (5)

10.1	1998 Stock Option Plan (*)

10.2	Employment Agreement between registrant and Matthew Rosen (*)

10.21	Amended and Restated Employment Agreement between registrant and Matthew Rosen (3)

10.3	Master Service Agreement between registrant and Terremark Worldwide, Inc., dated May 29, 2003 (*)

10.4	Agreement between registrant and Pakistan Telecommunications Company, Ltd, dated May 20, 2002 (*)

10.4.1	Agreement between Registrant and Pakistan Telecommunications Company, Ltd, dated September 1, 2004 (2)

10.4.2	Letter terminating Agreement between Registrant and Pakistan Telecommunications Company, Ltd dated November 30, 2005 (3)

10.5	Joint Venture Agreement between registrant and Karamco, Inc., dated December 12, 2002 (*)

10.6	Agreement between Fusion registrant and Communications Ventures PVT. LTD, dated May 13, 2004 (*)

10.7	Form of Warrant to Purchase Common Stock (*)

10.8	Lease Agreement between registrant and SLG Graybar Sublease, LLC for the 420 Lexington Avenue, New York, NY office (*)

10.8.1	Lease Modification Agreement dated November 1, 2000, between registrant and SLG Graybar Sublease, LLC for the 420 Lexington Avenue, New York, NY office (4)

10.8.2	Lease Modification Agreement dated November 1, 2005, between registrant and SLG Graybar Sublease, LLC for the 420 Lexington Avenue, New York, NY office (4)

10.8.3	Lease Agreement dated November 1, 2005, between registrant and SLG Graybar Sublease, LLC for the 420 Lexington Avenue, New York, NY office (4)

10.9	Lease Agreement between registrant and 67 Broad Street LLC for the 75 Broad Street, New York, NY office (*)

10.10	Lease Agreement between registrant and Fort Lauderdale Crown Center, Inc. for the Fort Lauderdale, Florida office, as amended (*)

10.10.11	Amendment dated February 10, 2006, to Lease Agreement between registrant and Fort Lauderdale Crown Center, Inc., for the Fort Lauderdale, Florida office, as amended (4)

10.11	Lease Agreement between Efonica FZ- LLC and Dubai Internet City for Dubai offices (4)

10.12	Agreement between registrant and Dennis Mehiel, dated November 10, 2004 and attached Promissory note of even date therewith (*)

10.13	Shareholders Joint Venture Agreement between registrant and Communications Ventures Index Pvt. Ltd., dated March 11, 2000 (*)

10.14	Convertible Subordinated Note issued by registrant to Marvin Rosen, dated April 9, 1999 (*)

10.15	Demand note issued by registrant to Marvin Rosen, dated March 28, 2001 (*)

10.16	Demand note issued by registrant to Marvin Rosen, dated April 13, 2001 (*)

10.17	Demand note issued by registrant to Marvin Rosen, dated December 4, 2000 (*)

10.18	Demand note issued by registrant to Marvin Rosen, dated May 24, 2001 (*)

10.19	Warrant to Purchase Common Stock issued by registrant to Marvin Rosen, dated July 31, 2002 (*)

10.20	Convertible Subordinated Note issued by registrant to Philip Turits, dated April 9, 1999 (*)

10.21	Demand note issued by registrant to Philip Turits, dated January 31, 2003 (*)

10.22	Demand note issued by registrant to Philip Turits, dated October 14, 2002 (*)

10.23	Demand note issued by registrant to Philip Turits, dated December 31, 2002 (*)

10.24	Demand note issued by registrant to Philip Turits, dated July 31, 2002 (*)

10.24	Demand note issued by registrant to Philip Turits, dated September 24, 2002 (*)

10.27	Demand note issued by registrant to Evelyn Langlieb Greer, dated July 10, 2002 (*)

10.28	Non-Competition Agreement between registrant and Marvin Rosen (*)

10.29
Stock Purchase Agreement between registrant, Convergent Technologies, Ltd. and the stockholders listed on Schedule 1 Attached thereto, dated December 16, 2004, as amended and restated, dated January 11, 2005 (*)

10.30	Employment Agreement between registrant and Roger Karam (*)

10.31.1	Stock Purchase Agreement between registrant, Efonica FZ-LLC and Karamco, Inc., dated January 11, 2005 and the amendment thereto (*)

10.31.2	Amendment to Stock Purchase Agreement between registrant, Efonica FZ-LLC and Karamco, Inc., dated March 24, 2006 (4)

10.32	Carrier Service Agreement for International Terminating Traffic between the registrant and Qwest Communications Corporation, dated May 17, 2000 (*)

10.33	Carrier Service Agreement between registrant and Telco Group, Inc. dated April 3, 2001, as amended (*)

10.34	Collocation License Agreement between the registrant and Telco Group, dated January 28, 2002.(*)

10.35	International VoIP Agreement, dated April 25, 2002, as amended (*)

10.36.1
Stock Purchase Agreement dated March 8, 2005 between FUSION TURKEY, L.L.C., LDTS UZAK MESAFE TELEKOMÜNIKASYON VE .ILETIS,IM HIZMETLERI SAN.TIC.A.S. and Bayram Ali BAYRAMOGLU; Mecit BAYRAMOGLU Mehmet; Musa BAYSAN; Yahya BAYRAMOGLU and Özlem BAYSAN.(1)

10.37.1	Lease Agreement dated April 28, 2005, between Convergent Technologies Limited and Oceanic Digital Jamaica Limited **

10.38
Promissory Note issued by iFreedom Communications International Holdings, Limited; iFreedom Communications Corporation; iFreedom Communications (Malaysia) Sdn. Bhd.; iFreedom Communications, Inc.; iFreedom Communications Hong Kong Limited and iFreedom UK, Ltd., jointly and severally, to Registrant. (3)

10.39
Security Agreement issued by iFreedom Communications International Holdings, Limited; iFreedom Communications Corporation; iFreedom Communications (Malaysia) Sdn. Bhd., iFreedom Communications, Inc.; iFreedom Communications Hong Kong Limited and iFreedom UD, Ltd., jointly and severally, to Registrant.**

14	Code of Ethics of Registrant (4)

21.1	List of Subsidiaries (4)

23.1	Consent of Rothstein, Kass & Co., P.C. (5)

23.2	Consent of Gersten Savage LLP (contained in Exhibit (5.1))

24.1	Powers of Attorney (included on signature page)

*Originally filed with our Registration Statement no. 33-120412 and incorporated herein by reference.
**Originally filed with our Registration Statement no. 33-124206 and incorporated herein by reference.

(1)	Filed as Exhibit to our Current Report on Form 8-K filed on March 14, 2005 and incorporated herein by reference.
(2)	Filed as Exhibit to our Annual Report on Form 10-K filed March 31, 2005 and incorporated herein by reference.
(3)	Filed as Exhibit to our Current Report on Form 8-K filed on March 17, 2006 and incorporated herein by reference
(4)	Filed as Exhibit to our Annual Report on Form 10-K filed March 31, 2006, and incorporated herein by reference.
(5)	Filed herewith.

(b)	Reports on Form 8-K.

We furnished a report on Form 8-K dated March 14, 2005, reporting under Item 1.01 the entry into a Stock Purchase Agreement between FUSION TURKEY, L.L.C., LDTS UZAK MESAFE TELEKOMÜNIKASYON VE ILETIS,IM HIZMETLERI SAN.TIC.A.S. and Bayram Ali BAYRAMOùGLU; Mecit BAYRAMOùGLU Mehmet; Musa BAYSAN; Yahya BAYRAMOùGLU and Özlem BAYSAN.

We furnished a report on Form 8-K dated May 12, 2005, reporting under Item 8.01 the issuance of a press release regarding the execution of a partnership agreement with NetVoices, LLC. for distribution and support of our efonica brand of VoIP services in the Ukraine.

We furnished a report on Form 8-K dated November 14, 200,5 reporting under Item 1.01 the entry into an agreement to acquire the assets of iFreedom Communications International Holdings Limited.

We furnished a report on Form 8-K dated January 4, 2006, reporting under Item 5.02 the appointment of Gordon Hutchins, Jr. as Executive Vice President - International Operations.

We furnished a report on Form 8-K dated January 10, 2006, reporting under Item 5.02 the appointment of Charles Whiting as Senior Vice President - Operations, Engineering and Information Systems.

We furnished a report on Form 8-K dated January 13, 2006, reporting under Item 8.01 the issuance of a press release entitled “Fusion to Present Conference Session at Pacific Telecommunications Council (PTC)’06 Conference”.

We furnished a report on Form 8-K dated February 14, 2006, reporting under Item 8.01 the mailing of a letter to shareholders.

We furnished a report on Form 8-K dated February 28, 2006, reporting under Item 8.01 the issuance of a press release entitled “Fusion Acquires Proprietary SIP Peer-to-Peer Technology That Avoids Routing Internet Phone Calls Through Network Of Users’ Computers.”

We furnished a report on Form 8-K dated March 7, 2006, reporting under Item 8.01 the issuance of a press release entitled “Fusion Announces Partnership With AnchorFree to Market VoIP Services to Users of Large Free WI-FI Network.”

We furnished a report on Form 8-K dated March 17, 2006 reporting under Item 5.02 the appointment of Matthew Rosen as Chief Executive Officer.

We furnished a report on Form 8-K dated April 3, 2006, reporting under Item 5.02 the appointment of Jonathan B Rand Chief Marketing Officer.

We furnished a report on Form 8-K dated April 19, 2006, reporting under Item 8.01 the issuance of a press release entitled “Fusion CEO Matthew Rosen To Speak at U.N. Conference on Role That VoIP Can Play in Helping Latin America Meet Economic Challenges.”

We furnished a report on Form 8-K dated April 25, 2006, reporting under Item 8.01 the issuance of a press release entitled “Fusion Files Patent Application for its Proprietary VoIP Technology for SIP Peer-to-Peer VoIP Communication.”

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision of the certificate of incorporation, bylaw, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230,424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.)

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Signatures

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 2, 2006.

Fusion Telecommunications International, Inc.

By:	/s/ Matthew D. Rosen
Matthew D. Rosen President and Chief Executive Officer
May 2, 2006

Power Of Attorney

Each person whose signature appears below hereby constitutes and appoints Matthew D. Rosen, his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this registration statements and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, granting into said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intends and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Marvin S. Rosen	Chairman of the Board	May 2, 2006
Marvin S. Rosen

/s/ Matthew D. Rosen	President and Chief Executive Officer	May 2, 2006
Matthew D. Rosen

/s/ Barbara Hughes	Vice President of Finance and Principal Accounting and Financial Officer	May 2, 2006
Barbara Hughes

/s/ Philip Turits	Secretary, Treasurer, and Director	May 2, 2006
Philip Turits

Name	Title	Date

/s/ E. Alan Brumberger	Director	May 2, 2006
E. Alan Brumberger

/s/ Michael Del Giudice	Director	May 2, 2006
Michael Del Giudice

/s/ Julius Erving	Director	May 2, 2006
Julius Erving

/s/ Evelyn Langlieb Greer	Director	May 2, 2006
Evelyn Langlieb Greer

/s/ Fred P. Hochberg	Director	May 2, 2006
Fred P. Hochberg

/s/ Raymond E. Mabus	Director	May 2, 2006
Raymond E. Mabus

/s/ Manuel D. Medina	Director	May 2, 2006
Manuel D. Medina

/s/ Dennis Mehiel	Director	May 2, 2006
Dennis Mehiel

/s/ Paul C. O’Brien	Director	May 2, 2006
Paul C. O’Brien